Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR 2026 ANNUAL MEETING OF SHAREHOLDERS WILL BE HELD AT 11:00 A.M. (EASTERN TIME), ON MAY 28, 2026

BRP INC.

NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

Annual meeting of shareholders will be held

at 11:00 a.m. (Eastern time)

on May 28th, 2026

Letter from the Chair of the Board of Directors and

the President and Chief Executive Officer

April 22, 2026

Dear Shareholders,

We are pleased to invite you to BRP Inc.’s (“BRP”) annual meeting of shareholders which will be held on May 28, 2026, at 11:00 a.m. (Eastern time) in a virtual-only format. BRP believes that the use of technology-enhanced shareholder communications makes the meeting more accessible and engaging for all involved by permitting a broader base of shareholders to participate in the meeting.

After more than two decades of leadership from José Boisjoli, we are honoured to take over the reins of BRP in our respective capacity as Chair of the Board of Directors (Pierre Beaudoin) and President and Chief Executive Officer (CEO), as well as Director (Denis Le Vot). On behalf of the Board of Directors, we thank Mr. Boisjoli for his remarkable 36-year tenure, including 22 years as President and CEO, during which he transformed BRP into a global leader in powersports.

FY26 stood out as a defining year for BRP in many respects. The Company managed through a volatile tariff environment and a challenging competitive landscape to deliver financial results above expectations. After making great strides in our network inventory reduction plan in the first half of the year, we produced strong growth in the second half driven by the success of our new product introductions.

This year was indeed one of relentless innovation. Key launches included the next-generation Can-Am Defender HD11, solidifying its position as one of the industry’s most capable and versatile side-by-side vehicles, and the Can-Am Outlander Electric, the first mass-produced electric all-terrain vehicle in the industry. Many new product configurations and enhancements were also introduced across our other product categories.

We concurrently unveiled our M28 strategic plan, aimed at capturing our full powersports potential, providing focus and alignment for all our team members.

As we stepped into FY27, we launched our 2030 sustainability program, “Beyond the Ride”, reflecting the Company’s commitment to improving how it designs, builds and operates in order to be better than yesterday, every day.

As the short-term outlook remains uncertain with geopolitical and trade tensions, we will continue to rely on our ability to adapt and execute on what we can control, and to advance our M28 priorities. In the longer term, we aim to strengthen BRP’s position as a leading global powersports OEM, drive sustained growth and deliver lasting value to shareholders.

The enclosed notice of the annual meeting of shareholders and management proxy circular provide information on all matters to be acted upon by shareholders, including information on directors nominated for election and the Company’s approach to executive compensation. Reflecting our commitment to strong corporate governance, and following a thorough evaluation by the Audit Committee, shareholders will also be asked to vote on the appointment of PwC as new auditors for FY27. The management proxy circular also provides information on all our corporate governance practices.

For more information, please contact Investor Relations by e-mail at ir@brp.com.

Your vote and participation are very important to us. As a BRP shareholder, please take the time to review the management proxy circular and provide your vote on the business items of the meeting. Although it will be possible to vote your shares during the virtual meeting, you are encouraged to vote in advance of the meeting online, by phone or by signing, dating and returning the proxy form or voting instruction form which were made available to you, and by following the instructions provided in the management proxy circular.

In closing, we thank you for your continued confidence in BRP and we look forward to your participation at our annual meeting of shareholders.

Sincerely,

Pierre Beaudoin	Denis Le Vot
Chair of the Board of Directors	President and Chief Executive Officer
Director on the Board of Directors

BRP INC.

NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS AND

NOTICE OF AVAILABILITY OF THE MATERIALS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of BRP Inc. (the “Company”) will be held at 11:00 a.m. (Eastern time) on May 28th, 2026, via live webcast, to consider and take action on the following matters:

(1)

to receive the audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2026, together with the notes thereto and the report issued by an independent registered public accounting firm (the “Report of Independent Registered Public Accounting Firm”) thereon (see page 19 of the attached management proxy circular dated April 22, 2026 (the “Circular”));

(2)	to elect the 12 directors named in the Circular who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 19 of the Circular);

(3)	to appoint the independent auditor of the Company (see page 33 of the Circular);

(4)	to adopt an advisory non-binding resolution on the Company’s approach to executive compensation, as more particularly described in the Circular (see page 35 of the Circular); and

(5)	to transact such other businesses as may properly be brought before the Meeting or any postponement or adjournment thereof.

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate in order to maximize shareholder attendance. As the Meeting is being held exclusively online, in-person attendance will not be available; shareholders may only attend via the live webcast or conference call as further described below. Registered shareholders and validly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-802-611-699. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions.

Registered shareholders and validly appointed proxyholders will also be entitled to submit questions to the Company in advance of the Meeting by e-mail at BRPAGA@brp.com, and during the Meeting through the platform available at https://meetings.lumiconnect.com/400-802-611-699, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions provided in advance by e-mail must be provided by no later than 11:00 a.m. (Eastern time) on May 26th, 2026, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

Following the Meeting, the webcast of the Meeting will also be accessible on the Company’s website at www.brp.com until next year’s annual meeting of shareholders.

The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular, the audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2026, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, and other related materials of the Meeting (the “Proxy Materials”) to both its registered and non-registered shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, shareholders will receive a copy of this notice of 2026 annual meeting of shareholders and notice of availability of the materials (the “Notice of Meeting”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting). The Notice of Meeting and voting instruction form or form of proxy have been sent to both registered and non-registered shareholders. Notice-and-access substantially reduces the Company’s printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption.

As a shareholder of the Company, it is very important that you read the Circular and other Proxy Materials carefully. The Circular, which may be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, contains important information with respect to voting your Shares and the matters to be dealt with at the Meeting. Also enclosed is a form of proxy for the Meeting. The audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2026, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, may also be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

If you would like to receive a paper copy of the Proxy Materials by mail, you must make a request. Requesting a paper copy is free of charge. You have received, with this Notice of Meeting, a voting instruction form or a form of proxy on which a 15 digit or 16 digit control number is indicated. Shareholders with a 15 digit control number may call Computershare toll free at 1-866-962-0498 within North America or (514) 982-8716 outside North America to request a paper copy of the Proxy Materials. Shareholders with a 16 digit control number may call Broadridge Investor Communications Corporation (“Broadridge”) toll free at 1-877-907-7643 to request a paper copy of the Proxy Materials. In each case, shareholders will be asked to enter the control number indicated on the voting instruction form or form of proxy received to request a paper copy of the Proxy Materials.

To receive the Proxy Materials in advance of the voting deadline and Meeting date, requests for paper copies must be received by no later than May 14, 2026. If you do request a paper copy of the Proxy Materials, please note that another voting instruction form or form of proxy will not be sent; please retain the one received with this Notice of Meeting for voting purposes.

To obtain a paper copy of the Proxy Materials after the Meeting date, please contact our Investor Relations group: 450-532-6462.

The Company’s Board of Directors has fixed the close of business on April 16, 2026, as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

As a shareholder of the Company, it is very important that you vote your Shares. If you wish that a person other than the management nominees identified in the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to participate and vote at the Meeting, you MUST first insert such person’s name in the blank space provided in the form of proxy or voting instruction form or complete another proper form of proxy, and, in either case, return the completed form of proxy by following the instructions described therein. After having submitted your form of proxy or voting instruction form identifying such proxyholder, you MUST also register such proxyholder by visiting www.computershare.com/BRP and providing Computershare Investor Services Inc. (“Computershare”) with your proxyholder’s contact information, so that Computershare may provide the proxyholder with a control number via e-mail. Failure to register the proxyholder by no later than 11:00 a.m. (Eastern time) on May 26th, 2026, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), will result in the proxyholder not receiving a control number to participate in the Meeting. Without a control number, proxyholders will not be able to participate nor vote at the Meeting, but will be able to attend as guests. If you are a non-registered shareholder located in the United States and wish to be able to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary and submit such legal proxy to Computershare. For more details, please refer to section “General Information—Voting Information—Appointment of a Third Party as Proxy” of the Circular.

Proxies must be submitted to Computershare no later than 11:00 a.m. (Eastern time) on May 26th, 2026, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays). Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

Shareholders are invited to attend the Meeting remotely via live webcast at 11:00 a.m. (Eastern time) on May 28th, 2026, by following the instructions above.

If you have any questions regarding this Notice of Meeting, the notice-and-access procedures or the Meeting and you are a registered shareholder, please contact Computershare at 1-866-964-0492 (toll-free in North America) or at 1-514-982-8714 (outside North America) or online at www.investorcentre.com/service. If you are a non-registered shareholder, please contact Broadridge at 1-844-916-0609.

Dated at Valcourt, Québec, this 22nd day of April 2026.

By order of the Board of Directors,

Martin Langelier

Chief Legal Officer & Corporate Services

BRP INC.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

GENERAL INFORMATION	8
Forward-Looking Statements	8
IFRS and Non-IFRS Measures	10
Voting Information	10
Voting Shares Outstanding and Principal Shareholders	18

BUSINESS OF THE MEETING	19
Election of Directors	19
Appointment of Independent Auditor	33
Say-on-Pay Advisory Resolution on Approach to Executive Compensation	35

COMPENSATION OF DIRECTORS	37
Fees Earned by Directors who are not Employees of the Company	38
Share Ownership Guidelines for Non-Employee Directors	39

EXECUTIVE COMPENSATION—DISCUSSION AND ANALYSIS	40
Executive Compensation Philosophy and Objectives	40
Role and Accountabilities of the Human Resources and Compensation Committee	41
Compensation Consulting Services	42
Market Positioning and Benchmarking	42
Compensation Philosophy and Elements of Compensation	44
Compensation Risk Management	51
Performance Results	53
Summary Compensation Table	54
Incentive Plan Awards	56
Securities Authorized for Issuance under Equity Compensation Plans	58
Stock Option Plan	59
Share Unit Plan	63
Pension Plan Benefits	64
Termination and Change of Control Benefits	67

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	70
Board of Directors	70
Position Descriptions	73
Board of Directors Committees	75
Shareholder Engagement	79
Orientation and Continuing Education	81
Ethical Business Conduct	83
Respect and Belonging in the Workplace	85
Sustainability	86
Nomination Rights Agreement	87
Majority Voting Policy	88
Advance Notice Requirements for Director Nominations	88
Indemnification and Insurance	89

ADDITIONAL INFORMATION	90
Indebtedness of Directors and Executive Officers	90
Interest of Certain Persons and Companies in Matters to be Acted Upon	90
Interest of Informed Persons in Material Transactions	90
Reimbursement to Bombardier Inc., a company related to Beaudier Group	90
Normal Course Issuer Bid (“NCIB”)	90
Bought Deal Secondary Offering	91
Available Information	91
Shareholder Proposals for Next Annual Meeting of Shareholders	91
Approval by Directors	91

SCHEDULE “A”	A-1

SCHEDULE “B”	B-1

GENERAL INFORMATION

This management proxy circular (the “Circular”) is furnished in connection with the solicitation by management of BRP Inc. (“BRP” or the “Company”) of proxies for use at the annual meeting of shareholders of the Company (the “Meeting”) to be held on May 28th, 2026, at 11:00 a.m. (Eastern time), or any postponements or adjournments thereof, and for the purposes set forth in the accompanying notice of 2026 annual meeting of shareholders and notice of availability of the materials (the “Notice of Meeting”).

The Company has decided to hold the Meeting virtually via live webcast in order to maximize shareholder attendance for those who would be unable to attend in person and because it also is a very effective way of holding shareholders’ meetings. As such, shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to join the Meeting online is provided below.

Unless otherwise noted or the context otherwise requires, all information provided in this Circular is given as at April 16, 2026, and references to the “Company” and “BRP” refer to BRP Inc., its direct and indirect subsidiaries, predecessors and other entities controlled by them. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Statements

Certain statements in this Circular about the Company’s current and future plans, including statements relating to its plan referred to as “Mission 28”, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, including the Company’s environmental, social and governance (“ESG”) targets, goals and initiatives set forth under the Company’s new sustainability plan, Beyond the Ride – Sustainability 2030 (the “Sustainability Plan”), priorities and strategies, financial position, market position, capabilities, competitive strengths and beliefs, the prospects and trends of the industries in which the Company operates, the expected demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidity, the Company’s ability to complete its process for the sale of Telwater as expected and to manage and mitigate the risks associated therewith, at expected cost levels and expected proceeds, the impact of the sale of the Marine businesses, or any other future events or developments and other statements in this Circular that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves,

2026 Proxy Circular

including specifically the uncertainty around the potential imposition of new duties, tariffs and other trade restrictions (and any retaliatory measures or counter-measures) affecting the Company’s key markets, increasing geopolitical tensions and instability in various regions globally, including conflicts and hostilities that may disrupt global supply chains, energy markets or consumer confidence, and the impact of foreign exchange volatility, inflationary pressures and interest rates on consumer demand and the Company’s cost structure, may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of the Company’s management’s discussion and analysis (the “2026 MD&A”) for the fiscal year ended on January 31, 2026 (“Fiscal 2026”) and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission: economic conditions that impact consumer spending; inability to attract, hire and retain the services of key employees, including members of its management team, or qualified employees, including employees who possess specialized market knowledge and technical skills; failure of the Company’s information technology systems, difficulties in the continued implementation of its ERP system or a security breach or cyber-attack; international sales and operations subject it to additional risks; inability to successfully execute its strategic plan; any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; indebtedness with no assurance that the Company will be able to pay its indebtedness as it becomes due; any unavailability of additional capital; fluctuations in foreign currency exchange rates; unfavourable weather conditions, and climate change, seasonal nature of the Company’s business and some of its products; reliance on a network of independent dealers and distributors to manage the retail distribution of its products and failure to establish or maintain the appropriate level of dealers and distributors; inability of dealers and distributors to secure adequate access to capital; inability to comply with laws, rules and regulations regarding product safety, health, environmental, noise pollution, privacy matters and other issues; potential vulnerability of connected products to cyber-attacks; the Company’s large fixed cost base; intense competition in all product lines and any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting; reliance upon the continued strength of its reputation and brands; adverse determination in any significant product liability claim against the Company; significant product repair and/or replacement due to product warranty claims or product recalls; failure to carry adequate insurance coverage; failure to successfully manage inventory levels, both at the Company’s and the dealers’ and distributors’ levels, inability to protect the Company’s intellectual property; the Company’s inability to successfully execute its manufacturing strategy or to adjust to fluctuating customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; covenants contained in material agreements to which the Company is a party affecting and, in some cases, significantly limiting or prohibiting the manner in which the Company operates its business; impact of tax matters and changes in tax laws; impairment of the carrying value of goodwill and intangibles with indefinite useful life; deterioration in relationships with the Company’s non-unionized and unionized employees; pension plan liability; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; volatility in the market price for the Subordinate Voting Shares; dependence on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc.; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

2026 Proxy Circular

Unless otherwise stated, the forward-looking statements contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, including to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this Circular, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

IFRS and Non-IFRS Measures

The Company’s financial statements, available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, have been prepared using accounting policies consistent with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

This Circular makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements, and also, as a component in the determination of the short-term incentive compensation for the Company’s employees. A detailed description of the usefulness of each non-IFRS measure can be found in the 2026 MD&A. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies. “Normalized net income” is defined as net income before normalized elements described in the 2026 MD&A, such as foreign exchange gain on long-term debt and lease liabilities and impairment charges, and adjusted to reflect the tax effect on these elements. “Normalized diluted EPS” is defined as Normalized net income divided by the weighted average number of shares on a diluted basis. The Company refers the reader to the “Non-IFRS Measures” and “Selected Consolidated Financial Information” sections of the Company’s 2026 MD&A, which are incorporated by reference herein, for definitions and reconciliations of Normalized diluted EPS and Normalized net income presented by the Company to the most directly comparable IFRS measure. The Company’s 2026 MD&A is available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Voting Information

The following questions and answers provide guidance on how to vote your subordinate voting shares (the “Subordinate Voting Shares”) and/or multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of the Company.

How do I access Meeting materials?

All Meeting materials have been posted on the Company’s website at ir.brp.com and are also available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

2026 Proxy Circular

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. It is expected that the solicitation will be made primarily by mail and by Internet, but proxies may also be solicited by telephone, in writing or in person, by directors, officers or employees of the Company and its subsidiaries who will receive no other compensation therefor other than their regular remuneration. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for the costs incurred in sending Proxy Materials to their principals in order to obtain their proxies. Such costs are expected to be nominal.

Who can vote?

Only persons registered as holders of Subordinate Voting Shares and/or Multiple Voting Shares on the books of the Company as of the close of business on April 16, 2026 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting or any postponement or adjournment thereof, and no person becoming a shareholder after the Record Date shall be entitled to receive notice of, and to vote at, the Meeting or any postponement or adjournment thereof. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of the right to vote at the Meeting to which the shareholder would have otherwise been entitled.

What will I be voting on?

Holders of Shares will be voting:

●	to elect the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 21 of the Circular);

●	to appoint the independent auditor of the Company (see page 33 of the Circular);

●	to adopt an advisory non-binding resolution on the Company’s approach to executive compensation, as more particularly described in the Circular (see page 35 of the Circular); and

●	to transact such other businesses as may properly be brought before the Meeting or any postponement or adjournment thereof.

How will these matters be decided at the Meeting?

A simple majority of the votes cast (50% plus one), in their own name or by proxy, by the holders of Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class, will constitute approval of each of the matters specified in this Circular.

For further details on majority voting rules as provided by the Canada Business Corporations Act (“CBCA”), please refer to section “Disclosure of Corporate Governance Practices—Majority Voting Policy” of this Circular.

What is the necessary quorum for the Meeting?

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than 25% of the shares entitled to vote at the meeting are present online or represented by proxy.

How many votes do I have?

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the Multiple Voting Shares.

2026 Proxy Circular

Each Multiple Voting Share carries the right to six votes and each Subordinate Voting Share carries the right to one vote. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as at April 16, 2026, 15.7% of the voting rights attached to all of the issued and outstanding Shares.

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder (as such term is defined in the Company’s articles), such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares, regardless of the holder thereof, will convert automatically into Subordinate Voting Shares at such time as Permitted Holders that hold Multiple Voting Shares no longer hold and own, collectively, directly or indirectly, more than 15% of the beneficial ownership interests in the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation).

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the Toronto Stock Exchange (the “TSX”) designed to ensure that, in the event of a takeover bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, Beaudier Inc. (“Beaudier”), 4338618 Canada Inc. (“4338618” and, together with Beaudier, the “Beaudier Group”), Bain Capital Luxembourg Investments S.à.r.l. (which subsequently assigned its rights thereunder to Bain Capital Integral Investors II, L.P. (“Bain”)) and Caisse de dépôt et placement du Québec (“La Caisse” and, together with Beaudier Group and Bain, the “Principal Shareholders”), as the holders of all the outstanding Multiple Voting Shares as at May 29, 2013, entered into a coattail agreement dated May 29, 2013, with the Company and Computershare Trust Company of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed companies designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial takeover bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. Additional information relating to the Coattail Agreement can be found in the 2026 AIF available on the Company’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Whom can I call with questions?

If you have questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Computershare Investor Services Inc. (“Computershare”), the Company’s transfer agent, toll-free at 1-800-564-6253, or by mail at:

Computershare Investor Services Inc.

320 Bay Street, 14th Floor

Toronto ON M5H 4A6

Registered shareholders and validly appointed proxyholders will be entitled to submit questions electronically to the Company in advance of the Meeting by e-mail at BRPAGA@brp.com, and during the Meeting through the platform available at https://meetings.lumiconnect.com/400-802-611-699, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions provided in advance by e-mail must be provided by no later than 11:00 a.m. (Eastern time) on May 26th, 2026, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

2026 Proxy Circular

Am I a registered shareholder or non-registered shareholder?

You are a registered holder if your Shares are registered directly in your name with Computershare. Such Shares are generally evidenced by a share certificate or direct registration statement.

You are a non-registered shareholder if your Shares are held in the name of a depositary or a nominee such as a trustee, financial institution, or securities broker (each an “Intermediary”). If your Shares are listed in an account statement provided to you by your broker, those Shares are, in all likelihood, not registered in your name. Such Shares will more likely be registered under the name of an Intermediary. Without specific instructions, Intermediaries are prohibited from voting the Shares for their client. Pursuant to National Instrument 54–101–Communication with Beneficial Owners of Securities of a Reporting Issuer, each Intermediary is required to request voting instructions from non-registered shareholders prior to shareholders meetings. Intermediaries have their own procedures for sending materials and their own guidelines for the return of documents. Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

How do I attend the Meeting?

The Company is holding the Meeting virtually. Shareholders may attend the Meeting online using a smartphone, tablet or computer, or by conference call.

To attend the Meeting online:

●	Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

●	Using your smartphone, tablet or computer, go to the following address: https://meetings.lumiconnect.com/400-802-611-699.

●

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

●

It is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. The Company recommends that you log in at least one hour before the Meeting starts. The Meeting will begin promptly at 11:00 a.m. (Eastern time) on May 28th, 2026, unless otherwise adjourned or postponed.

●	Registered shareholders and duly appointed proxyholders:

o	Select “I have a login.”

o	Registered shareholders: Enter the control number listed on your form of proxy or in the e-mail notification you received, and the password “brp2026” (case sensitive).

o

Duly appointed proxyholders: Enter the control number or username provided by Computershare, and the password “brp2026” (case sensitive). Computershare will provide the proxyholder with a control number by e-mail after the deadline of May 26th, 2026, has passed (or if the Meeting is postponed or adjourned, within the 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays) and

2026 Proxy Circular

after the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy“ below.

●	Guests:

o	Select “I am a guest” and fill in the form.

To attend by conference call:

●	Local (Toronto): 416-855-9085
●	Toll-Free: 1-800-990-2777

Then, enter the following ID to access the following language:

●	French: 30913
●	English: 66787
●	Original (without interpretation): 68457

Anyone joining the Meeting on the live webcast as a “guest” or by phone on the conference call, including non-registered shareholders who have not duly appointed themselves as their proxy, will be able to listen to the Meeting but will not be able to vote or ask questions. Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as their proxy, who are joining the Meeting at https://meetings.lumiconnect.com/400-802-611-699 by following the steps above, will be able to participate and ask questions in real time as well as vote at the appropriate times during the Meeting. Please refer to section “General Information—Voting Information—Appointment of a Third Party as Proxy” of this Circular below for additional information on voting at the Meeting, appointing yourself as a proxyholder and, where applicable, registering with Computershare.

Following the Meeting, the webcast of the Meeting will also be accessible on the Company’s website at www.brp.com until next year’s annual meeting of shareholders.

Submitting Questions at the Meeting

If a registered shareholder or duly appointed proxyholder (including a non-registered shareholder who has duly appointed himself or herself as proxyholder) has a question about one of the items to be voted on by the shareholders at the Meeting, such question may be submitted by selecting the messaging tab on the Lumi AGM online platform at or before the time the matters are presented at the Meeting, and by typing your question within the box at the top of the screen and clicking the send arrow. Questions will be answered on any items to be voted on by the shareholders at the Meeting before the voting is closed. General questions received during the course of the Meeting, but not on matters on the agenda, will be addressed during a live question period following the Meeting.

Only registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) may submit questions at the Meeting, that are germane to the proposals and/or the Meeting. Guests will not be able to submit questions, vote or otherwise participate at the Meeting; however, they will be able to join the webcast as a guest. Shareholders voting by proxy in advance of the Meeting are welcome to join the Meeting as guests.

So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related will be grouped, summarized and answered together. All shareholder questions are welcome. However, the Company does not intend to address questions that are irrelevant to the Company’s operations or to the business of the Meeting, are related to non-public information about the Company, are related to personal grievances, constitute derogatory references to

2026 Proxy Circular

individuals or that are otherwise offensive to third parties, are repetitious or have already been asked by other shareholders, are in furtherance of a shareholder’s personal or business interest, or are out of order or not otherwise appropriate as determined by the Chair of the Meeting in their reasonable judgment.

For any questions asked but not answered during the Meeting, shareholders may contact the Company’s corporate secretary at corporate.secretariat@brp.com.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action that the Chair determines is appropriate considering the circumstances.

How do I vote?

1. Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-registered shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Shares are voted at the Meeting.

The persons named in the form of proxy provided, namely Messrs. Denis Le Vot and Martin Langelier, are respectively President and Chief Executive Officer, and Chief Legal Officer & Corporate Services of the Company. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a holder of Shares of the Company, by inserting another person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.

Registered shareholders may vote by proxy as follows: by mail, fax, telephone, or over the Internet on Computershare’s proxy voting website.

Submitting a proxy by mail, fax, e-mail or through Computershare’s website are the only methods by which a registered shareholder may appoint a person other than the members of the management of the Company named in the form of proxy as proxyholder.

Mail or Fax

Registered shareholders electing to submit a proxy by mail or fax must complete, date and sign the form of proxy. It must then be returned to the Company’s transfer agent, Computershare, either in the postage pre-paid return envelope provided or by fax at 1-866-249-7775 (for shareholders in Canada and in the United States) or at (416) 263-9524 (for shareholders outside Canada and the United States), no later than 11:00 a.m. (Eastern time) on May 26th, 2026.

Telephone

Registered shareholders electing to submit a proxy by telephone must do so by using a touchtone telephone. The telephone number to call for shareholders in Canada and in the United States is 1-866-732-VOTE (8683). For shareholders outside Canada and the United States, the telephone number to call is 312-588-4290. Shareholders must follow the instructions, use the form of proxy received from the Company and provide the 15-digit control number located on the form of proxy. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the following website: www.investorvote.com.

2026 Proxy Circular

Registered shareholders must then follow the instructions and refer to the form of proxy received from the Company which contains a 15-digit control number located on the form of proxy. Voting instructions are then conveyed electronically by the shareholder over the Internet.

If you are a non-registered shareholder, you should also carefully follow the instructions provided by your intermediary to ensure that your Shares are voted at the Meeting in accordance with your instructions.

2. Voting at the Meeting

Registered shareholders may vote at the Meeting by attending the Meeting online, as further described above. Please refer to section “General Information—Voting Information—How do I attend the Meeting?“ of this Circular. Once voting has opened, the voting tab will appear, and resolutions and voting choices will be displayed in that tab. To vote, select one of the voting options. A confirmation message will appear once your vote has been received. The number of resolutions for which you have voted, or not yet voted, will be displayed at the top of the screen. You will be able to change your votes until the end of the voting period by simply selecting another choice. You will continue to hear the meeting proceedings during this time. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to participate nor vote at the Meeting, but will be able to attend as guests. This is because the Company and its transfer agent do not have a record of the non-registered shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a non-registered shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. You must also register as a proxyholder by visiting www.computershare.com by 11:00 a.m. (Eastern time) on May 26th, 2026, and provide Computershare with your contact information, so that Computershare may provide you with a control number via e-mail.

In addition, if you are a non-registered shareholder located in the United States and wish to vote at the Meeting, if permitted, you must also submit your legal proxy to Computershare.

Please refer to sections “General Information—Voting Information—Appointment of a Third Party as Proxy“ and “General Information—Voting Information—How do I attend the Meeting?“ of this Circular.

How will my proxyholder vote?

The persons named in the form of proxy provided, namely Messrs. Denis Le Vot and Martin Langelier, are respectively President and Chief Executive Officer, and Chief Legal Officer & Corporate Services of the Company. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Company, by inserting another person’s name in the blank space provided in the form of proxy or voting instruction form and following the other applicable steps described in “Appointment of a Third Party as Proxy“ below.

On the form of proxy, you may indicate either how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified in the form of proxy how you want your Shares to be voted on a particular matter (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Shares accordingly.

If you have not specified in the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder can vote your Shares as he or she sees fit.

2026 Proxy Circular

Unless contrary instructions are provided, the voting rights attached to the Multiple Voting Shares and/or Subordinate Voting Shares represented by proxies received by the management of the Company will be voted:

●	FOR the election of all the nominees proposed as directors; and

●	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company and authorizing the Board of Directors to fix their remuneration; and

●	FOR the adoption of the advisory non-binding resolution on the Company’s approach to executive compensation (the “Say-on-Pay Advisory Resolution”).

The enclosed form of proxy gives the persons named in it the authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting. As of the date of this Circular, the management of the Company is not aware of any other matter to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to be able to participate and vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend and participate at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required to participate and vote at the Meeting. These two steps are further detailed below:

Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit www.computershare.com/BRP by 11:00 a.m. (Eastern time) on May 26th, 2026, and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a control number via e-mail. Without a control number, proxyholders will not be able to participate nor vote at the Meeting.

If you are a non-registered shareholder located in the United States and wish to be able to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: service@computershare.com (if by e-mail), or

2026 Proxy Circular

Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6 (if by courier), and in both cases, must be labelled as “legal proxy” and received by no later than 11:00 a.m. (Eastern time) on May 26th, 2026.

How can I revoke my proxy?

If you are a registered shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting, or to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment thereof.

If you are a non-registered shareholder and wish to revoke previously provided voting instructions, you should follow the instructions carefully provided by your intermediary.

If you have followed the process for participating and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy.

Voting Shares Outstanding and Principal Shareholders

The Company’s authorized share capital consists of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares and an unlimited number of preferred shares issuable in series. As of April 16, 2026, there were 38,918,444 Subordinate Voting Shares and 34,819,204 Multiple Voting Shares issued and outstanding, and no preferred shares were issued and outstanding. Under the Company’s articles, each Subordinate Voting Share carries the right to one vote and each Multiple Voting Share carries the right to six votes.

The following table discloses the names of the persons or companies who, to the knowledge of the Company, as of April 16, 2026, beneficially owned, controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Company:

Name	Number of Multiple Voting Shares Owned	Percentage of Outstanding Multiple Voting Shares	Number of Subordinate Voting Shares Owned	Percentage of Outstanding Subordinate Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power

Bain Group(1)	8,296,475	23.8%	—	—	11.3%	20.1%

Beaudier Group			—	—

Beaudier(2).	13,000,000	37.3%	—	—	17.8%	31.5%

4338618(3).	8,709,901	25.0%	—	—	11.9%	21.1%

La Caisse(4)	4,812,828	13.8%	977,000	2.6%	6.6%	11.7%

(1)

Represents shares held by Bain and its affiliates (the “Bain Group”). Bain’s general partner is Bain Capital Investors, LLC (“BCI”), which may be deemed to share voting and dispositive power with respect to the shares held by the Bain Group. The address of BCI is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116. The address of Bain is Ugland House, Church Street, Georgetown KY1-1104 Cayman Islands.

(2)

Beaudier is a portfolio holding company of the Beaudoin family and is controlled by Mr. Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and his wife Mrs. Claire Bombardier Beaudoin, through holding companies which they control. Mr. Pierre Beaudoin, the son of Mr. Laurent Beaudoin and Mrs. Claire Bombardier Beaudoin is currently a director of the Company and Chair of the Board of Directors, and will be standing for re-election at the Meeting. Ms. Élaine Beaudoin, the daughter of Mr. Laurent Beaudoin and Mrs. Claire Bombardier Beaudoin is currently a director of the Company and will be standing for re-election at the Meeting.

(3)

4338618 is a portfolio holding company which is owned by Mrs. Janine Bombardier, Mrs. Huguette B. Fontaine and Mr. J.R. André Bombardier, through respective holding companies which they control and, in the case of Mrs. Janine Bombardier, a trust to her benefit and the benefit of her issue. Mr. Charles Bombardier, the son of Mr. J.R. André Bombardier is currently a director of the Company and will be standing for re-election at the Meeting.

(4)

La Caisse is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. La Caisse invests these funds globally and across different asset classes namely, equity markets, private equity, infrastructure, real estate and private credit.

2026 Proxy Circular

BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters at the Meeting:

●	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 19 of the Circular);

●	the appointment of the independent auditor of the Company (see page 33 of the Circular);

●	the adoption of the Say-on-Pay Advisory Resolution, as more particularly described in the Circular (see page 35 of the Circular); and

●	such other business as may properly be brought before the Meeting or any adjournment thereof.

The audited annual consolidated financial statements of the Company for Fiscal 2026, along with the notes thereto and the Report of Independent Registered Public Accounting Firm thereon, will be submitted at the Meeting, but no vote thereon is required or expected. These audited annual consolidated financial statements, together with the related management’s discussion and analysis, are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com.

Election of Directors

The Company’s articles provide that its Board of Directors shall consist of not less than three and not more than fifteen directors. The Company’s directors are elected annually at the annual meeting of shareholders, except that the Board of Directors can appoint directors in certain circumstances between annual meetings. Each director is expected to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

The Board of Directors is currently comprised of 12 directors, and it is proposed that 12 directors be elected at the Meeting. The persons identified in the section “Business of the Meeting—Election of Directors—Description of Proposed Director Nominees” of this Circular will be nominated for election as directors at the Meeting. All such nominees are presently directors of the Company. Shareholders may vote for each proposed director nominee individually. Each of the proposed director nominees was elected at the annual meeting of the shareholders of the Company held on May 29, 2025, by at least a majority of the votes cast by proxy or at such meeting, except for Mr. Le Vot who was appointed to the Board of Directors effective February 1, 2026 to fill the vacancy resulting from the retirement of Mr. Boisjoli, formerly Chair of the Board of Directors and President and Chief Executive Officer of the Company. Mr. Le Vot will stand for election for the first time at the Meeting.

Pursuant to the nomination rights agreement entered into on May 29, 2013, between the Company and the Principal Shareholders (the “Nomination Rights Agreement”), each of Bain Capital Luxembourg Investments S.à.r.l. (which subsequently assigned its rights thereunder to Bain), Beaudier Group and La Caisse are entitled to designate three, three and one member(s) of the Board of Directors, respectively. The current members of the Board of Directors so designated are Messrs. Joshua Bekenstein and Nicholas Nomicos for Bain, Messrs. Pierre Beaudoin and Charles Bombardier, as well as Ms. Élaine Beaudoin for the Beaudier Group and Ms. Hildegard Maria Wortmann for La Caisse. Bain elected not to designate a third board member for election at the Meeting. Please refer to section “Disclosure of Corporate Governance Practices—Nomination Rights Agreement” of this Circular.

Unless a proxy specifies that the Shares it represents should be voted against the election of one or more directors or voted in accordance with the specification in the proxy, the persons named in the form of proxy intend to vote FOR the election of each of the nominees listed in this Circular.

2026 Proxy Circular

Management of the Company does not expect that any of the nominees will be unable, or for any reason, will become unwilling, to stand for election as director at the Meeting. However, if, for any reason, at or before the time of the Meeting, any of the nominees becomes unable to serve and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

2026 Proxy Circular

Description of Proposed Director Nominees

ÉLAINE BEAUDOIN	Director

Age: 62 Québec, Canada Not independent(1) Director since 2023 2025 Voting Results For: 99.63% Against: 0.37%

Ms. Élaine Beaudoin is Vice-President and director of Beaudier, a private holding company which holds Multiple Voting Shares, a position she has held since 2019. She is a member of several other boards of directors, including Armtex Inc., Hebdo-litho, Bodycad Laboratories Inc. and the J.Armand Bombardier Foundation. She also sat on the board of directors of Canam Group Inc. from 2000 to 2017 and chaired its Human Resources Committee and served as a member of its Audit Committee. From 1989 to 1998, she acted as Chief Executive Officer of Unifix Inc., a company specializing in the manufacturing of light-weight concrete panels. Ms. Élaine Beaudoin is a graduate of McGill University and a member of the Ordre des comptables professionnels agréés du Québec (Québec CPA Order). She holds the ICD.D designation from the Institute of Corporate Directors.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	7/7	Entity	Since

	Human Resources & Compensation Committee(6)	N/A

	Nominating Governance and Social Responsibility Committee(6)	N/A

Total: 100%
Value of Total Compensation Received as Director(2)
	Fiscal 2026:	$288,806

Securities Held as of January 31, 2026(3)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units ($)(4)	Total Market Value of Securities Held ($)(4)

-	-	-	-	-	-	6,117	628,673	628,673

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(5): 5.9x

Notes
(1)

Ms. Élaine Beaudoin is not considered independent as she is the daughter of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Ms. Beaudoin is also the niece of Janine Bombardier, Huguette Bombardier Fontaine and J.R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control.

(2)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(3)

Ms. Élaine Beaudoin does not personally own any voting securities of the Company. For details regarding Beaudier’s ownership of voting securities of the Company, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(5)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

(6)

After the end of Fiscal 2026, the Board of Directors approved the appointment of Ms. Élaine Beaudoin as a member of the Human Resources & Compensation Committee and the Nominating Governance and Social Responsibility Committee, in replacement of Mr. Pierre Beaudoin.

2026 Proxy Circular

PIERRE BEAUDOIN	Chair of the Board of Directors

Age: 63 Québec, Canada Not independent(1) Director since 2019 2025 Voting Results For: 93.32% Against: 6.68%

Mr. Beaudoin is a corporate director and was appointed Chair of the Board of Directors of BRP on February 1, 2026. Mr. Beaudoin joined the Marine Products division of Bombardier Inc. in 1985. In 1990, he was appointed Vice-President, Product Development of the Sea-Doo/Ski-Doo division. In 1992, he was appointed Executive Vice-President of the Sea-Doo/Ski-Doo division of which he became President in January 1994. In April 1996, he was promoted to President and Chief Operating Officer of Bombardier Recreational Products. In February 2001, he was appointed President of Bombardier Aerospace Services Limited, Business Aircraft and he became President and Chief Operating Officer of Bombardier Aerospace Services Limited in October of the same year. On December 13, 2004, in addition to his duties as President and Chief Operating Officer of Bombardier Aerospace Services Limited, he was appointed Executive Vice-President of Bombardier Inc. and became a member of the board of directors of Bombardier Inc. In 2008, he was appointed President and Chief Executive Officer of Bombardier Inc. and served until 2015. He became Executive Chairman of the board of directors of Bombardier Inc. in February 2015 and Chairman of the board of directors in July 2017. Mr. Beaudoin previously served as a member of the board of directors of Power Corporation of Canada from 2005 until 2025. Mr. Beaudoin studied Business Administration at Collège Jean-de-Brébeuf and Industrial Relations at McGill University in Montréal.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	7/7	Entity	Since
	Human Resources & Compensation Committee(6)	5/5	Bombardier Inc.	2004
	Nominating Governance and Social Responsibility Committee(6)	4/4

		Total: 100%
	Value of Total Compensation Received as Director(2)
	Fiscal 2026:	$320,977

Securities Held as of January 31, 2026(3)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)

-	-	-	-	-	-	12,033	1,236,675	1,236,675

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(5): 9.2x

Notes
(1)

Mr. Pierre Beaudoin is not considered independent as he is the son of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Mr. Beaudoin is also the nephew of Janine Bombardier, Huguette Bombardier Fontaine and J.R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control.

(2)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(3)

Mr. Beaudoin does not personally own any voting securities of the Company. For details regarding Beaudier’s ownership of voting securities of the Company, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(5)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026, (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

(6)

After the end of Fiscal 2026, the Board of Directors approved the replacement of Mr. Pierre Beaudoin by Ms. Élaine Beaudoin as a member of the Human Resources & Compensation Committee and the Nominating Governance and Social Responsibility Committee.

2026 Proxy Circular

JOSHUA BEKENSTEIN	Director

Age: 67 Massachusetts, U.S.A. Not independent(1) Director since 2003 2025 Voting Results For: 93.34% Against: 6.66%

Mr. Bekenstein is a Senior Advisory Partner at Bain Capital Investors, LLC. Prior to joining BCI in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein is a member of the board of directors and the Human Resources and Compensation Committee of Dollarama Inc. He also serves as a director of Bright Horizons Family Solutions Inc., for which he is a member of the Compensation Committee. Mr. Bekenstein serves on the board of directors of Bob’s Discount Furniture, Inc. and is a member of its People Committee. He was a member of the board of directors and the Nominating and Governance Committee of Canada Goose Holdings Inc. until 2023. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration (MBA) from Harvard Business School.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	7/7	Entity	Since
			Bright Horizons Family Solutions Inc.(2)	2013
	Human Resources & Compensation Committee	5/5	Dollarama Inc.(2)	2009
			Bob’s Discount Furniture, Inc.(2)	2014
	Nominating Governance and Social Responsibility Committee	4/4
		Total: 100%
	Value of Total Compensation Received as Director (3)
	Fiscal 2026:	$320,977

Securities Held or Controlled as of January 31, 2026(4)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(5) ($)	Total Market Value of Securities Held(5) ($)

-	-	-	-	-	-	12,033	1,236,675	1,236,675

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(6): 9.2x

Notes
(1)

Mr. Bekenstein is not considered independent because of his relationship with BCI. For details regarding BCI, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(2)

Bright Horizons Family Solutions Inc. is a public company since January 2013, but Mr. Bekenstein has been on the board of directors since 1986. Dollarama Inc. is a public company since October 2009, but Mr. Bekenstein has been on the board of directors since 2004. Bob’s Discount Furniture, Inc. is a public company since February 2026, but Mr. Bekenstein has been on the board of directors since 2014.

(3)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(4)

Mr. Bekenstein does not personally own any voting securities of the Company. Mr. Bekenstein is a Senior Advisory Partner of BCI and as a result may be deemed to share beneficial ownership of the shares held by Bain. For details regarding BCI and Bain’s ownership of voting securities of the Company, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(5)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(6)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2026 Proxy Circular

CHARLES BOMBARDIER	Director

Age: 52 Québec, Canada Not independent(1) Director since 2020 2025 Voting Results For: 99.62% Against: 0.38%

Mr. Bombardier is a corporate director. He is also a Canadian innovator and venture capital investor with a distinguished career in engineering and innovation. He began his career in 1989 in Bombardier Inc.’s Recreational Products division (now BRP Inc.), where he played a key role in developing special product concepts. In 2006, he founded CB Ventures Inc., a seed capital firm dedicated to funding tech startups and creating new product prototypes, a firm he continues to lead. Mr. Bombardier has been a member of the board of directors of Bombardier Inc. since 2019. From 2017 to 2019, the International Civil Aviation Organization (ICAO) retained his services as a senior consultant. In 2011, he completed a certificate in governance from Laval University. From 2013 to 2017, Mr. Bombardier was a special contributor to The Globe and Mail in Toronto. In 2015, he earned a master’s degree in Innovation Management from the École de technologie supérieure (ÉTS). In 2024, he completed his Ph.D. in Mechanical Engineering at the University of Sherbrooke.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/7	Entity	Since
	Investment and Risk Committee	4/4	Bombardier Inc.	2019
		Total: 91%
	Value of Total Compensation Received as Director(2)
	Fiscal 2026:	$306,550

Securities Held as of January 31, 2026(3)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)

-	-	-	-	-	-	11,016	1,132,130	1,132,130

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(5): 9.6x

Notes
(1)

Mr. Bombardier is not considered independent as he is the son of J. R. André Bombardier, who is part of the management of 4338618, a Principal Shareholder. Mr. Bombardier is also the nephew of Claire Bombardier Beaudoin and Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and who both control Beaudier, a Principal Shareholder, through holding companies which they control.

(2)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(3)

Mr. Bombardier does not personally own any voting securities of the Company. For details regarding Beaudier and 4338618’s ownership of voting securities of the Company, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(5)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2026 Proxy Circular

ERNESTO M. HERNÁNDEZ	Director

Age: 68 State of Mexico, Mexico Independent Director since 2020 2025 Voting Results For: 99.89% Against: 0.11%

Mr. Hernández is a corporate director who has over 40 years of engineering sales, marketing and operations experience in the automotive industry. After starting his career at General Motors (Mexico) in 1980 as a Development Engineer, he worked in several positions including Engineering Manager, Executive Engineer, and Marketing Director. In 2003, he was appointed Vice-President of General Motors de México and Executive Director of Sales, Service and Marketing, where he successfully led the commercial operations of various brands including Chevrolet, Buick, GMC and Cadillac. In 2011, he took the helm as the first Mexican national to be appointed President and Managing Director. He held this role until September 2019 and retired in January 2020. During his tenure, Ernesto M. Hernández managed both the commercial and manufacturing sides of General Motors’ operations in Mexico, Central America and the Caribbean. He sits on the board of directors of Constellation Brands, Inc. and is Chairman of its Human Resources Committee and is a member of its Governance, Nominating and Responsibility Committee. He also sits on the board of directors of Dana Incorporated and is a member of its Compensation Committee and its Nominating and Corporate Governance Committee. He currently serves in various Chambers of Commerce and Business Councils. Mr. Hernández was an independent director on the board of directors of Grupo KUO, S.A.B. de C.V., DINE, S.A.B. de C.V., and Corporación Zapata, S.A. de C.V. He obtained a Bachelor of Science from Instituto Politécnico Nacional and he has also completed a Master of Science in Administration and a Master of Science in Management from the Instituto Tecnológico Autónomo de México and the Massachusetts Institute of Technology, respectively.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/7	Entity	Since
	Investment and Risk Committee	4/4	Constellation Brands, Inc.	2014
	Audit Committee	4/5	Dana Incorporated	2022
		Total: 88%
	Value of Total Compensation Received as Director (1)
	Fiscal 2026:	$319,205

Securities Held or Controlled as of January 31, 2026
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(2) ($)	Total Market Value of Securities Held(2) ($)

-	-	-	-	-	-	9,959	1,023,491	1,023,491

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(3): 7.8x

Notes
(1)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(3)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2026 Proxy Circular

KATHERINE KOUNTZE	Director

Age: 63 Massachusetts, U.S.A. Independent Director since 2020 2025 Voting Results For: 99.90% Against: 0.10%

Ms. Kountze is the Chief Information Officer (CIO) for Bose Corporation, a consumer retail company that develops sound solutions for entertainment, home audio, aviation, and automotive industries. She has held other various senior IT leadership positions across her over 25 years working in the technology field. Before joining Bose Corporation, Ms. Kountze was the CIO for DentaQuest, a company that provides oral health care benefits and delivers oral care, from 2021 to 2022. Between 2012 and 2021, Ms. Kountze was also Senior Vice-President and CIO for Eversource Energy, the largest provider of electric, gas and water services in the New England area of the United States, and prior to that, Ms. Kountze spent 2 years as the Vice-President and CIO for United Illuminating Company, an electric utility company in Connecticut. She previously served as the Chair for the Boston CIO Leadership Council and as a member of the Massachusetts Cybersecurity Council, stepping down from both roles in 2024. In 2025, she became a director of Unitil Corporation, a public utility company serving New England, and is a member of its Audit Committee. Ms. Kountze served on the board of The Children’s Place Inc. and was a member of its Audit Committee from 2021 to 2024. She has won several awards including 2021 Top Women in Energy, 2021 Diversity Women Elite 100, Most Impactful Black Women in Boston 2021, 2017 CIO of the Year, and 2015 Women Leading Stem Award. Ms. Kountze holds a bachelor’s degree in actuarial Math and Science and a master’s degree in Computer Science. She also received a certification in Risk and Information Security Controls (CRISC) in 2023.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	7/7	Entity	Since
	Audit Committee	5/5	Unitil Corporation	2025
		Total: 100%
	Value of Total Compensation Received as Director (1)
	Fiscal 2026:	$305,647

Securities Held or Controlled as of January 31, 2026
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(2) ($)	Total Market Value of Securities Held(2) ($)

-	-	-	-	-	-	9,959	1,023,491	1,023,491

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(3): 8.7x

Notes
(1)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(3)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2026 Proxy Circular

DENIS LE VOT	Director, President and Chief Executive Officer
Age: 61 Québec, Canada Not independent(1) Director since February 1, 2026 – First nomination for election as director of BRP Inc. 2025 Voting Results For: N/A Against: N/A

Mr. Le Vot joined BRP as President and Chief Executive Officer, and as a member of the Board of Directors, on February 1, 2026. He brings more than 30 years of international leadership experience within Renault Group, which he joined in 1990. Over the course of his career, Mr. Le Vot held a series of senior executive roles across Marketing, Sales, After-Sale Services, Operations, and Supply Chain management, with responsibilities spanning multiple countries, including France, Russia, Belgium, Turkey and the United States. Mr. Le Vot notably served as Head of the Renault brand in Russia for six years before being appointed Senior Vice-President and Chairman of the Eurasia Region in 2016. He subsequently became Senior Vice-President and Chairman of Nissan North America. In 2019, he returned to France as Senior Vice-President, Light Commercial Vehicles Business Unit for the Renault-Nissan-Mitsubishi Alliance and was appointed a member of Renault Group’s Management Committee. In 2021, he was named Executive Vice-President and Chief Executive Officer of the Dacia brand, a position he held until his departure from Renault Group in 2025. Mr. Le Vot holds an engineering degree from the École des Mines de Paris (France).

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors(2)	N/A	Entity	Since

Total: N/A
Value of Total Compensation Received as Director (2)
	Fiscal 2026:	Nil

Securities Held or Controlled as of January 31, 2026
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units ($)	Total Market Value of Securities Held(3) ($)

-	-	-	-	-	-	-	-	-

Total ownership as multiple of base salary as at January 31, 2026 (Target: 5x annual base salary): N/A(4)

Notes
(1)	Mr. Le Vot is not independent as he is President and Chief Executive Officer of the Company.
(2)

Mr. Le Vot was not a director of the Company during Fiscal 2026. Following the retirement of Mr. Boisjoli, Former Chair of the Board of Directors and Former President and Chief Executive Officer of the Company, Mr. Le Vot was appointed as President and Chief Executive Officer of the Company, and as a director of the Company effective February 1, 2026.

(3)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(4)

As per the Share Ownership Requirements applicable to executives, which are further described under “Executive Compensation—Discussion and Analysis – Share Ownership Requirements” of this Circular, Mr. Le Vot, as Chief Executive Officer of the Company, has a transition period of five years and therefore has until January 31, 2031 to attain the ownership requirement applicable to him.

2026 Proxy Circular

NICHOLAS NOMICOS	Director
Age: 63 Massachusetts, U.S.A. Independent Director from 2004–2015(1) & 2016–present(1) 2025 Voting Results For: 99.85% Against: 0.15%

Mr. Nomicos is a Senior Advisor of Nonantum Capital Partners, LLC, a middle market private equity firm that he founded with other executives in 2018. Prior to that, Mr. Nomicos was at Bain Capital Investors, LLC, where he worked from 1999 to 2016 as an Operating Partner focused on investments in the manufacturing and consumer product sectors and as a Managing Director of Bain Capital Credit, LP, the credit arm of BCI. Previously, Mr. Nomicos was a senior corporate development and manufacturing executive at Oak Industries Inc., and he spent several years at Bain & Company, Inc. where he was an engagement manager. Mr. Nomicos serves on the board of directors and is a member of the Audit Committee of Dollarama Inc. He also sits on the board of two private companies, namely Christianbook, LLC, an online book retailer and Luxury Brand Holdings, dba Ross-Simons, a multi-channel retailer based in the United States. He received a Master of Business Administration (MBA) from Harvard Business School and a Bachelor of Science in Engineering from Princeton University.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	7/7	Entity	Since
	Audit Committee	5/5	Dollarama Inc.(2)	2009
	Investment and Risk Committee	4/4
		Total: 100%
	Value of Total Compensation Received as Director(3)
	Fiscal 2026:	$320,977

Securities Held or Controlled as of January 31, 2026
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)

-	-	-	-	-	-	12,033	1,236,675	1,236,675

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(5): 9.3x

Notes
(1)	Mr. Nomicos served a first term as director from 2004 to 2015, and was re-appointed to the Board of Directors in December 2016.
(2)	Dollarama Inc. is a public company since October 2009, but Mr. Nomicos has been a member of its board of directors since 2004.
(3)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(5)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2026 Proxy Circular

EDWARD PHILIP	Director

Age: 60 Florida, U.S.A. Independent Director since 2005 2025 Voting Results For: 98.86% Against: 1.14%

Mr. Philip is a corporate director. He served as the Chief Operating Officer of Partners in Health (a non-profit health care organization) from 2013 until 2017. In addition, Mr. Philip was a Special Partner at Highland Consumer Fund (consumer-oriented private equity fund), serving in this role from 2013 until 2017. He served as Managing General Partner at Highland Consumer Fund from 2006 to 2013. Prior thereto, Mr. Philip served as President and Chief Executive Officer of Decision Matrix Group, Inc. (research and consulting firm) from 2004 to 2005. Prior to joining Decision Matrix Group, Inc., he held several positions at Terra Networks, S.A. (global Internet company), Lycos, Inc. (an Internet service provider and search company), The Walt Disney Company, and prior thereto Mr. Philip spent a number of years in investment banking. Mr. Philip is the Non-Executive Chairman of United Airlines Holdings, Inc. and sits on its Audit Committee, and is also Chairman of its Executive Committee and of its Nominating and Corporate Governance Committee. In addition, he is on the board of directors, a member of the Compensation Committee and Chairman of the Audit Committee of Strata Critical Medical, Inc., previously known as Blade Air Mobility, Inc., a time-critical logistics and medical services provider to the U.S. healthcare industry. From 2002 until 2023, he served on the board of directors of Hasbro, Inc. In 2025, Mr. Philip was named one of the Top Corporate Board Directors serving on a big publicly traded U.S. company by the Wall Street Journal. Mr. Philip received a B.S. in Economics and Mathematics from Vanderbilt University and holds a Master of Business Administration from Harvard Business School.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/7	Entity	Since
	Human Resources & Compensation Committee(1)	4/5	Strata Critical Medical, Inc. (previously Blade Air Mobility, Inc.)	2019
	Nominating Governance and Social Responsibility Committee(1)	3/4	United Airlines Holdings, Inc.	2016
		Total: 81%
	Value of Total Compensation Received as Director (2)
	Fiscal 2026:	$383,273

Securities Held or Controlled as of January 31, 2026
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(3) ($)	Total Market Value of Securities Held(3) ($)

5,025	516,419	-	-	-	-	37,338	3,837,184	4,353,603

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(4): 24.8x

Notes
(1)	Mr. Philip is the Chair of the Human Resources & Compensation Committee and the Nominating Governance and Social Responsibility Committee.
(2)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(3)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(4)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2026 Proxy Circular

MICHAEL ROSS	Director
Age: 66 Québec, Canada Independent Director since 2022 2025 Voting Results For: 99.84% Against: 0.16%

Mr. Ross is a corporate director. He was Chief Financial Officer of Sesami Cash Management Technologies Corporation (“Sesami”) from 2022 to 2023. In this role, he was responsible for all financial activities, corporate development, and strategic planning. Prior to joining Sesami, Mr. Ross was Chief Financial Officer of Dollarama Inc. for over a decade. Prior to that, Mr. Ross was CFO of Sanimax Industries, a rendering services company, and spent over 20 years in senior financial roles in the television and broadcasting industry. He began his career as an auditor with Ernst & Young. Mr. Ross is a member of the board of directors of Pixcom Inc. and the Fondation CHU Sainte-Justine. He was previously a member of the board of directors of Investissement Québec, la Fondation Marie-Vincent, Fondation Dr. Clown, Muscular Dystrophy Canada and FEI Québec Chapter, and was awarded the FEI Québec Tribute Award in 2025. Mr. Ross holds a bachelor’s degree in commerce and a graduate diploma in accounting from Concordia University. He received the Fellow of the Order distinction (FCPA) in 2012.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	7/7	Entity	Since
	Audit Committee(1)	5/5	N/A	N/A
Total: 100%
Value of Total Compensation Received as Director(2)
	Fiscal 2026:	$323,433

Securities Held or Controlled as of January 31, 2026
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(3) ($)	Total Market Value of Securities Held(3) ($)

-	-	-	-	-	-	6,973	716,661	716,661

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(4): 5.1x

Notes
(1)	Mr. Ross is the Chair of the Audit Committee.
(2)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(3)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(4)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2026 Proxy Circular

BARBARA SAMARDZICH	Lead Director(1)

Age: 67 Michigan, U.S.A. Independent Director since 2017 2025 Voting Results For: 99.29% Against: 0.71%

Ms. Samardzich is a corporate director. Ms. Samardzich previously held various senior leadership positions across her 26-year career with Ford Motor Company. Before retiring in 2016, she was the Vice-President and Chief Operating Officer of Ford Europe leading a team of over 30,000 employees. In previous years, she served as Vice-President, Product Development; Vice-President, Global Powertrain Engineering and held various roles in powertrain and vehicle engineering within Ford. She has also worked in various engineering roles at Westinghouse Electric Corporation. Ms. Samardzich sits on the board of directors of Adient plc (Ireland) and chairs its Human Capital and Compensation Committee and is a member of its Corporate Governance and Executive Committees. She is also a director of Amogy Inc. (a privately-held clean energy company) and serves as Chair of both the Compensation Committee and the Risk & Technology Committee, and is also a member of the Audit Committee. She served as a director of Velodyne LiDAR and as a member of its Audit Committee and Chair of its Compensation Committee until 2021 and as a director of AB SKF until 2022. She has won many awards including CBTNews “Leading Women in Automotive in 2019” and 2016 Automotive News Europe “25 Leading Women in the European Auto Industry.” Ms. Samardzich holds a Bachelor of Science in Mechanical Engineering from the University of Florida, a Master of Science in Mechanical Engineering from Carnegie Mellon University, and a Master of Science in Engineering Management from Wayne State University.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	7/7	Entity	Since
	Investment & Risk Committee(2)	4/4	Adient plc	2016
	Human Resources & Compensation Committee	5/5
	Nominating Governance and Social Responsibility Committee	4/4
Total : 100%
Value of Total Compensation Received as Director(3)

	Fiscal 2026:	$387,174

Securities Held or Controlled as of January 31, 2026
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money Stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)

-	-	-	-	-	-	18,103	1,860,437	1,860,437

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(5): 9.5x

Notes
(1)	Ms. Samardzich is the Lead Director of the Company. Please refer to section “Disclosure of Corporate Governance Practices” of this Circular.
(2)	Ms. Samardzich is Chair of the Investment & Risk Committee.
(3)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(5)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2026 Proxy Circular

HILDEGARD MARIA WORTMANN	Director

Age: 59 Gruenwald, Germany Independent Director since July 1, 2025 2025 Voting Results For: 99.99% Against: 0.01%

Ms. Wortmann is a corporate director. She brings over 34 years of global experience in the automotive, luxury, and consumer goods industries. Ms. Wortmann has held senior leadership roles at BMW Group, Audi AG and Volkswagen Group, where she played a key role in product strategy, brand positioning and global sales. From 2019 to 2024, Ms. Wortmann served as member of the Board of Management, Sales and Marketing at AUDI AG, overseeing global commercial operations, while also contributing to Volkswagen AG’s business strategy as a member of its Extended Executive Committee. Before that, she spent over 20 years at BMW Group, where she held key leadership roles. Ms. Wortmann began her career in the consumer goods sector at Unilever, where she worked on international marketing and brand management. She is currently a board member of Ferrovial SE, a multinational infrastructure company. She previously served on the boards of Volkswagen Financial Services AG and Porsche Holding, where she provided strategic oversight. Ms. Wortmann holds an MBA from the University of London and a Bachelor of Business Administration from Muenster University of Applied Sciences in Germany.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	4/4	Entity	Since
	Audit Committee	3/3	Ferrovial SE	2021
	Nominating, Governance and Social Responsibility Committee	2/2

		Total : 100%
	Value of Total Compensation Received as Director(1)
	Fiscal 2026:	$167,413

Securities Held or Controlled as of January 31, 2026
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Stock options (#)	Value of Vested In- the-Money Stock options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units ($)	Total Market Value of Securities Held(2) ($)

-	-	-	-	-	-	1,114	114,534	114,534

Total ownership as multiple of retainer as at January 31, 2026 (Target: 5x annual base cash retainer)(3): 1.5x(4)

Notes
(1)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.
(3)

Equity ownership was assessed as at January 31, 2026, based on the closing price of the Subordinate Voting Shares on the TSX on January 30, 2026 ($102.77), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

(4)

Ms. Wortmann’s transition period to meet the minimum share ownership runs until June 30, 2030. Please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

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Cease Trade Orders

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for (i) Élaine Beaudoin who is a board member of Bodycad Laboratories Inc., since 2013, which was under the protection of the Companies’ Creditors Arrangement Act (“CCAA”) from December 2022 to April 28, 2023, and (ii) Joshua Bekenstein who was a director of Toys “R” Us, Inc. from 2005 to 2019, which filed for bankruptcy in September 2017, and who was from 2010 to 2017 a director of The Gymboree Corporation, which filed for bankruptcy in June 2017.

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

Appointment of Independent Auditor

At the Meeting, shareholders will be asked to appoint the firm of PricewaterhouseCoopers LLP (“PwC”) to hold office as the Company’s independent auditor until the close of the next annual meeting of shareholders.

The Board, on the advice of the Audit Committee, recommends that you vote FOR the appointment of PwC as independent auditors of the Company to hold office until the end of the next annual meeting of shareholders. PwC is proposed to replace Deloitte LLP (“Deloitte”) as the Company’s auditor for the financial year ending January 31, 2027.

In line with the Company’s commitment to strong corporate governance practices and considering the long tenure of Deloitte as BRP’s external auditor, the Audit Committee initiated a request for proposal process during the second quarter of Fiscal 2026 (the “RFP”).

2026 Proxy Circular

After a thorough evaluation and on the recommendation of the Audit Committee, on January 28, 2026, the Board of Directors appointed PwC to serve as the Company’s independent auditor for the financial year ending January 31, 2027, subject to shareholder approval at the Meeting. PwC was selected based on the strength of its audit team, innovative approach, advanced technology capabilities, and independence.

Considering that Deloitte’s engagement ended with the issuance of the audit report for Fiscal 2026, Deloitte resigned on March 26, 2026. PwC was appointed as the Company’s external auditor effective on the same date to fill the vacancy and hold office until the Meeting. During Fiscal 2026, PwC commenced a transition process with Deloitte in order to ensure an orderly transfer.

Attached as Schedule B to this Circular are copies of documents relating to the change of auditor required to be included herein by securities regulators, including the Notice of Change of Auditor and the confirmation letters received from Deloitte and PwC. As indicated in the Notice of Change of Auditor at Schedule B, there were no reportable events as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations.

The Company extends its sincere appreciation to Deloitte for their years of dedicated service and valuable expertise as independent auditors of the Company since 2006.

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the appointment of the independent auditor or voted in accordance with the specification in the proxy, the persons named in the form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as independent auditor of the Company.

The audit committee of the Company (the “Audit Committee”) is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor. At least annually, the Audit Committee reviews and confirms the independence of the independent auditor by obtaining statements from the independent auditor on any non-audit services.

In considering Deloitte’s compensation for audit and permitted non-audit services for Fiscal 2026, the Audit Committee considered a number of factors, including, but not limited to:

•

Deloitte’s status as a registered public accounting firm with the Public Company Accounting Oversight Board (United States) (PCAOB) as required by the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the Rules of the PCAOB;

•	Deloitte’s independence and its processes for monitoring and maintaining its independence;

•	Deloitte’s depth of understanding of BRP’s operations, accounting policies and practices and internal control over financial reporting;

•

Deloitte’s performance during its engagement for Fiscal 2026, and its report describing the firm’s internal quality control procedures and the results of recent reviews of the firm’s quality control system including any independent review;

•	the professional qualifications and experience of key members of the engagement team, including the lead audit partner, for the audit of the Company’s consolidated financial statements;

•	Deloitte’s global footprint and its alignment with BRP’s worldwide business activities;

•

the quality of Deloitte’s communications with the Audit Committee regarding the conduct of the audit, and with management with respect to issues identified in the audit, and the consistency of such communications with applicable auditing standards;

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•	Deloitte’s reputation for integrity and competence in the fields of accounting and auditing; and

•	the appropriateness of Deloitte’s fees for audit and non-audit services.

For Fiscal 2026 and the fiscal year ended January 31, 2025 (“Fiscal 2025”), the Company was billed the following fees by its independent auditor, Deloitte LLP:

	Fiscal 2026	Fiscal 2025
Audit Fees(1)	$4,616,287	$5,525,987

Audit Related Fees(2)	962,031	936,518

Tax Fees(3)	177,770	172,128

All Other Fees(4)	17,000	—

Total Fees Paid	$5,773,088	$6,634,633

(1)	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
(2)

“Audit Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of statutory audit or review of the Company’s financial statements other than those included in “Audit Fees,” such as consultation on accounting and reporting matters.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees.” This category includes fees for tax compliance, tax advice and tax planning.
(4)	“Other Fees” include fees for products and services provided by the independent auditor other than those included above.

Additional details with respect to the Audit Committee and the above-mentioned fees can be found in the section entitled “Audit Committee” of the 2026 AIF, available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com.

Say-on-Pay Advisory Resolution on Approach to Executive Compensation

The Human Resources & Compensation Committee (the “HRCC”) and the Board of Directors spend considerable time and effort overseeing the implementation of the Company’s executive compensation program, and are satisfied that the policies and programs in place are based on fundamental principles of pay-for-performance aimed at aligning the interests of the senior executive team with those of shareholders and reflecting competitive market practices. This compensation approach allows the Company to attract, retain and motivate high-performing executives who will be incentivized to increase business performance and enhance shareholder value on a sustainable basis.

The Board of Directors believes that shareholders should have the opportunity to fully understand the objectives and principles underlying executive compensation decisions made by the Board of Directors and is committed to maintaining an ongoing engagement process with the Company’s shareholders by adopting effective measures to receive shareholder feedback. In this light, at last year’s annual shareholder meeting, shareholders were asked to adopt an advisory resolution regarding the Company’s approach to executive compensation, which advisory resolution received the approval of 99.56% of shareholders. This year again, at the Meeting, shareholders will be asked to adopt the Say-on-Pay Advisory Resolution regarding the Company’s approach to executive compensation, which is described in further details under the section “Executive Compensation—Discussion and Analysis” of this Circular. Such section discusses the Company’s executive compensation philosophy, objectives, policies and practices and provides important information on the key components of the Company’s executive compensation program. It explains how the Company’s executive compensation program is based on a pay-for-performance approach that is aligned with the long-term interests of the Company’s shareholders.

As a result, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, adopt the following annual Say-on-Pay Advisory Resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Company accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2026 annual meeting of shareholders of the Company.”

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As this is an advisory vote, the results will not be binding upon the Board of Directors. However, the HRCC and the Board of Directors will review, analyze and take into account the voting results and the feedback received from the shareholders, as appropriate, when reviewing executive compensation policies and programs in the future. Results of the vote will be disclosed in the report of voting results and related press release and in next year’s management proxy circular to be posted under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com shortly after the Meeting.

Unless a proxy specifies that the Shares it represents should be voted against the Say-on-Pay Advisory Resolution or voted in accordance with the specification in the proxy, the persons named in the form of proxy or voting instruction form, as applicable, intend to vote FOR the approval of the Say-on-Pay Advisory Resolution.

2026 Proxy Circular

COMPENSATION OF DIRECTORS

The director compensation program of the Company is designed to (i) attract and retain qualified individuals who possess extensive and relevant experience with other international successful Canadian and U.S.-listed companies, and (ii) align the compensation of the directors with the interest of the Company’s shareholders through security-based compensation.

All directors of the Company who are not employees of the Company are entitled to receive compensation for their services as directors. As a result, all directors of the Company except Mr. José Boisjoli, Former Chair of the Board of Directors, Former President and Chief Executive Officer of the Company, were entitled to director compensation during Fiscal 2026. As Former President and Chief Executive Officer, Mr. José Boisjoli’s compensation for Fiscal 2026 is disclosed under “Executive Compensation—Discussion and Analysis.”

The following table outlines the annual compensation to which all non-employee directors were entitled in Fiscal 2026. For a summary of the total compensation earned by such directors during Fiscal 2026, please refer to the section entitled “Compensation of Directors—Fees Earned by Directors who are not Employees of the Company” of this Circular.

Fiscal 2026 Director Compensation

Compensation Amount ($)(1)
Board Member:

Cash Retainer	108,464

Equity Retainer(2)	176,254

Lead Director:	40,674

Committee Chair Cash Retainer:

Audit Committee	20,337

Human Resources & Compensation Committee	20,337

Nominating Governance and Social Responsibility Committee	20,337

Investment and Risk Committee	20,337

Committee Member Cash Retainer

Audit Committee	13,558

Human Resources & Compensation Committee	13,558

Nominating Governance and Social Responsibility Committee	13,558

Investment and Risk Committee	13,558

Per-Meeting Fees	—

(1)

The compensation of directors who are not employees of the Company is paid in U.S. dollars. The amounts shown in the above table have been converted in Canadian dollars using the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558).

(2)	This amount does not include the dollar value of DSUs (defined hereafter) credited as dividend equivalents.

To encourage the alignment of the interests of the directors with those of the shareholders, a Deferred Share Unit Plan (the “DSU Plan”) was implemented on May 29, 2013. The DSU Plan provides that the entirety of the equity retainer to be received by each director who is not an employee of the Company is to be paid in deferred share units (“DSUs”), and further provides that each such director may elect to receive up to 100% of his or her cash retainer in the form of DSUs. No director elected to receive a portion of his or her cash retainer in the form of DSUs in Fiscal 2026.

2026 Proxy Circular

The cash and equity retainers are paid on a quarterly basis and the number of DSUs to be issued is based on the volume-weighted average trading price (“VWAP”) of the Subordinate Voting Shares on the TSX for the five trading days prior to such issuance. The DSUs vest immediately and take the form of a bookkeeping entry credited to the eligible director’s account for as long as he/she remains a director, only to be paid after the director ceases to act as director. If any dividends are paid on the Subordinate Voting Shares, outstanding DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on the Subordinate Voting Shares. The DSU Plan is not dilutive.

In addition to the compensation described above which is payable to directors who are not employees of the Company, BRP vehicles are made available to the directors in accordance with the Company’s policy applicable to Vice-Presidents of the Company. Directors who are not employees of the Company are also entitled to the reimbursement of travel fees and out-of-pocket expenses as applicable.

The Company does not offer a meeting fee for Board of Directors members. The total retainer is deemed to be the full payment for the role of director.

Fees Earned by Directors who are not Employees of the Company

The following table shows the allocation of fees and the total fees earned by the directors who are not employees of the Company during Fiscal 2026.

	Fees Earned by Directors who are not Employees of the Company(1)

	Board Cash Retainer(2)	Board Equity Retainer(3)		Committees Cash Retainer

Directors	Dollar Value ($)	Dollar Value ($)(4)	Equivalent Number of DSUs	Chair of Committee ($)	Committee Member ($)	Total Fees Earned ($)	All Other Com- pensation ($)	Total ($)

Pierre Beaudoin	108,464	185,397	2,612	-	27,116	320,977	-	320,977

Élaine Beaudoin	108,464	180,342	2,541	-	-	288,806	-	288,806

Joshua Bekenstein	108,464	185,397	2,612	-	27,116	320,977	-	320,977

Charles Bombardier	108,464	184,528	2,600	-	13,558	306,550	-	306,550

Ernesto M. Hernández	108,464	183,625	2,587	-	27,116	319,205	-	319,205

Katherine Kountze	108,464	183,625	2,587	-	13,558	305,647	-	305,647

Nicholas Nomicos	108,464	185,397	2,612	-	27,116	320,977	-	320,977

Edward Philip	108,464	207,019	2,918	40,674	27,116	383,273	-	383,273

Michael Ross	108,464	181,074	2,551	20,337	13,558	323,433	-	323,433

Barbara Samardzich	108,464	190,583	2,686	20,337	27,116	387,174	-	387,174(5)

Hildegard Maria Wortmann(6)	63,271	88,325	1,114	-	15,817	167,413		167,413

(1)

The compensation of directors who are not employees of the Company is paid in U.S. dollars. The amounts shown in the above table have been converted in Canadian dollars using the daily rate of exchange published by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558). In Fiscal 2026, the cash retainers for all directors were entirely paid in cash as no director elected to receive his or her cash retainer in the form of DSUs.

(2)	The cash retainers are paid quarterly.
(3)

The DSUs are credited to board members who are not employees of the Company as of the last day of each fiscal quarter of the Company. On the last day of each fiscal quarter, U.S.$32,500 is converted in Canadian dollar, using the daily rate of exchange published by Refinitiv as of such date, and such amount is divided by the VWAP of the Subordinate Voting Shares on the TSX for the five trading days preceding such date in order to

2026 Proxy Circular

determine the number of DSUs to be granted. In addition, if and when dividends are paid on the Subordinate Voting Shares, outstanding DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on the Subordinate Voting Shares.

(4)	This amount includes the dollar value of DSUs credited as dividend equivalents up to January 31, 2026.
(5)	This amount includes additional compensation received by Ms. Samardzich for serving as Lead Director.
(6)

Ms. Wortmann joined the Board of Directors effective July 1, 2025. As a result, this table reflects the fees Ms. Wortmann earned for the applicable period of time during which she was a member of the Board of Directors.

Share Ownership Guidelines for Non-Employee Directors

The Board of Directors adopted share ownership guidelines according to which each director who is not an employee of the Company is expected to hold at least five times the value of his or her annual base cash compensation in Subordinate Voting Shares and/or DSUs, based on the greater of: (i) the current market price of the Subordinate Voting Shares; and (ii) the closing price of the Subordinate Voting Shares on the date on which the Subordinate Voting Shares or DSUs, as applicable, were acquired. There is a five-year transition period for independent directors to comply from the date of joining the Board of Directors or from the adoption of the original guidelines on March 17, 2016, whichever is greater. In addition, the directors who are not independent directors for purposes of National Instrument 52-110–Audit Committee, as amended from time to time (“NI 52-110”), and who were not subject to the share ownership guidelines prior to its amendment on March 24, 2021 (notably to extend its application to all non-employee directors), have a transition period of five years from the date of joining the Board of Directors or from the adoption of the amended share ownership guidelines on March 24, 2021, whichever is greater, to attain the ownership requirement. As at April 16, 2026, all non-employee directors met the expected minimum share ownership, except for Ms. Hildegard Maria Wortmann, for whom the transition period runs until June 30, 2030.

2026 Proxy Circular

EXECUTIVE COMPENSATION—DISCUSSION AND ANALYSIS

The following discussion describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining the compensation payable to the named executive officers (“Named Executive Officers” or “NEOs”), being (i) the Chief Executive Officer (“CEO”), (ii) the Chief Financial Officer (“CFO”), (iii) each of the three other most highly compensated executive officers (or individuals acting in a similar capacity) of the Company, and (iv) each individual who would have been a NEO but for the fact that such individual was neither an executive officer of the Company nor acting in a similar capacity at the end of Fiscal 2026.

For Fiscal 2026, the Company’s NEOs were:

●	José Boisjoli, Former President and CEO;

●	Sébastien Martel, CFO;

●	Sandy Scullion, President, Powersports;

●	Thomas Uhr, Chief Technology Officer (“CTO”); and

●	Patrick Dussault, Executive Vice-President, Global Manufacturing Operations, Powersports.

Mr. Denis Le Vot, who was appointed as President and CEO of the Company effective February 1, 2026, does not qualify as a NEO in respect of Fiscal 2026, as his appointment occurred after the conclusion of Fiscal 2026. The determination of Mr. Denis Le Vot’s compensation was consistent with the principles described under the “Executive Compensation—Discussion and Analysis” section of this Circular, including reliance on the Pay Peer Group disclosed under the “Market Positioning and Benchmarking” section of this Circular.

Executive Compensation Philosophy and Objectives

The Company’s compensation program is designed to retain, motivate and reward the executive officers for their performance and contribution to the Company’s long-term success, and to align the interests of the executive officers with those of the Company’s shareholders. The Board of Directors seeks to compensate the executive officers by combining short-term cash and long-term equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives and to align executive officers’ incentives with shareholder value creation.

To support the Company’s vision and mission, the executive officers must be fully engaged to innovate and deliver results that meet or exceed expectations from all the Company’s stakeholders, including its shareholders. The Company’s executive officer compensation philosophy is to pay fair, reasonable and competitive compensation with an emphasis on pay-for-performance philosophy.

The Company’s executive officer compensation policy:

●	supports and promotes successful execution of the business strategy;

●	provides executives with competitive rewards and an appropriate pay mix based on a pay-for-performance philosophy;

●	is designed to attract and engage talented and results-oriented executives with experience in a global business environment;

●	drives desired performance and encourages discretionary effort; and

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●	promotes flexibility and agility in managing the business to succeed as a global organization and to adapt to local requirements and culture.

Role and Accountabilities of the Human Resources and Compensation Committee

The HRCC is composed of Ms. Beaudoin and Ms. Samardzich, and Messrs. Bekenstein and Philip, with Mr. Philip acting as chair. All members of the HRCC have a working familiarity with human resources and compensation matters. The relevant experience of each member of the HRCC is described as part of their respective biographies. Please refer to section “Business of the Meeting—Election of Directors—Description of Proposed Director Nominees” of this Circular. Mr. Philip and Ms. Samardzich are considered independent under the standards set forth under Section 1.4 of NI 52–110, whereas Ms. Beaudoin and Mr. Bekenstein are not considered independent under such standards. Please refer to section “Disclosure of Corporate Governance Practices—Board of Directors—Independence ” of this Circular for a discussion on the independence of the members of the Board of Directors.

The HRCC plays a critical role in the oversight and governance of the Company’s executive compensation policies and programs. The purpose of the HRCC is to assist and act for the Board of Directors in fulfilling its responsibilities with respect to:

●	the establishment of key human resources and compensation policies, including all incentive and equity-based compensation plans;

●	the performance evaluation of the CEO and the executive officers, and determination of the compensation for the CEO and the executive officers of the Company; and

●	the executive officers’ succession planning, including the oversight over the appointment and evaluation of senior management, but excluding the CEO’s succession.

Under the written charter of the HRCC adopted by the Board of Directors, the HRCC assumes the following responsibilities on matters that are specific to executive compensation:

●

annually reviews and monitors the Chief Executive Officer’s human resources plan, talent management plan and leadership development plan including overall organizational health and effectiveness and employee engagement and review the Chief Executive Officer’s report on the matter;

●

annually reviews and approves a total compensation policy that takes into account, among others, (i) a base salary, (ii) bonus and (iii) other direct and indirect benefits and reports to the Board of Directors on these matters;

●	annually reviews and makes recommendations to the Board of Directors with respect to the performance goals and objectives relevant to the Chief Executive Officer and Executive Officers’ compensation;

●

annually reviews and evaluates the performance of the Chief Executive Officer, and the Executive Officers, in each case in light of pre-established performance objectives and reports its conclusions to the Board of Directors;

●

annually reviews the Company’s succession plan for the Executive Officers with the exception of the Chief Executive Officer, including appointment, training and evaluation, and reviews any report from the Chief Executive Officer on the succession plan;

●

annually reviews and approves the compensation for the Chief Executive Officer and the Executive Officers, including annual salary, bonus and other direct and indirect benefits, ensures that such compensation realistically reflects their respective responsibilities and, in the Committee’s discretion, recommends any changes to the Board of Directors for consideration;

●

considers, recommends, monitors and approves any benefit plans, retirement plans, bonus, stock savings and incentive plans, and stock option and other medium or long-term incentive plans or certain terms or elements thereof for the Chief Executive Officer and the Executive

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Officers and oversees the administration of such plans, approves any share reserve in respect of any such plan, and assesses the effectiveness and appropriateness of such plans on an ongoing basis;

●	oversees, identifies and manages risks in relation to compensation policies and practices and reviews public disclosure in this respect; and

●	reviews and approves executive compensation disclosure to be included in the management proxy circular or any other document before it is publicly released.

Please refer to the section “Disclosure of Corporate Governance Practices—Board of Directors Committees—Human Resources and Compensation Committee” of this Circular for further information regarding the HRCC.

Compensation Consulting Services

Under its charter, the HRCC has the authority to retain and does retain, from time to time, the services of executive compensation consultants to provide independent advice on executive compensation and related governance issues. The HRCC also has the authority to determine and pay the fees of such consultants. All compensation and non-compensation services provided by such independent advisors, consultants and experts to the Company must be pre-approved by the HRCC or its chair.

In Fiscal 2026, the HRCC retained the services of Meridian Compensation Partners L.L.C. (“Meridian”) to attend some HRCC meetings to present a review of compensation-related decisions as well as report on compensation trends and practices. The HRCC originally retained the services of Meridian in Fiscal 2022. Ultimately, the compensation-related decisions are made by the HRCC and may reflect factors and considerations other than information and recommendations provided by Meridian. During both Fiscal 2026 and Fiscal 2025, Meridian did not provide any services other than those related to executive compensation as described above, and it did not provide services to the Company’s directors or executive officers directly.

The aggregate fees billed to the Company for Fiscal 2026 and Fiscal 2025 for executive compensation-related services by Meridian are as set out below:

	Fiscal 2026	Fiscal 2025
Executive Compensation-Related Fees Meridian	$42,735	$34,240

Total Fees Paid	$42,735	$34,240

Market Positioning and Benchmarking

The Company adopted a compensation policy that is specific to the executive officers of the Company and provides for a positioning of each element of total compensation within a well-defined group of comparable companies.

As part of a compensation review conducted in Fiscal 2026 with the assistance of Meridian, the peer group was reviewed to better align with the current competitive environment in which the Company evolves.

The peer group is comprised of North American publicly traded companies with multinational operations, with revenues ranging from one third to three times BRP’s revenues, and operating primarily in related industries (leisure products, automotive and related industries) or which compete with BRP for the same pool of talent.

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The following table presents the companies included in the peer group used by the Company for purposes of benchmarking executive compensation:

Pay Peer Group
Company	LTM Revenues (In Millions)(1)	GICS Sub-Industry (2)	Head-Quarter Location
AtkinsRéalis	$11,003	Construction and Engineering	Montreal, QC, Canada

Bombardier	$12,949	Aerospace and Defense	Dorval, QC, Canada

BorgWarner Inc.	$19,410	Auto Parts and Equipment	Auburn Hills, MI, USA

Brunswick Corporation	$7,271	Leisure Products	Mettawa, IL, USA

CAE Inc.	$4,863	Aerospace and Defense	St-Laurent, QC, Canada

CGI Inc.	$16,206	IT Consulting and Other Services	Montreal, QC, Canada

Finning International Inc.	$10,591	Trading Companies and Distributors	South Surrey, BC, Canada

Harley-Davidson Inc.	$4,851	Motorcycle Manufacturers	Milwaukee, WI, USA

Linamar Corporation	$10,232	Auto Parts and Equipment	Guelph, ON, Canada

Martinrea International Inc.	$4,822	Auto Parts and Equipment	Vaughan, ON, Canada

Polaris Inc.	$9,684	Leisure Products	Medina, MN, USA

Snap-on Incorporated	$6,431	Industrial Machinery and Supplies and Components	Kenosha, WI, USA

TFI International Inc.	$10,690	Trucking	St-Laurent, QC, Canada

The Toro Company	$6,115	Agricultural and Farm Machinery	Bloomington, MN, USA

Thor Industries Inc.	$13,322	Automobile Manufacturers	Elkhart, IN, USA

Winnebago Industries Inc.	$3,898	Automobile Manufacturers	Forrest City, IA, USA

WSP Global Inc.	$13,959	Construction and Engineering	Montreal, QC, Canada

BRP	$8,443	Leisure Products	Valcourt, QC, Canada
25th percentile	$6,115
Median	$10,232
75th percentile	$12,949

(1)

Sourced from publicly available information as of March 24, 2026. Revenues reported in U.S. dollars were converted from U.S. dollars to Canadian dollars using the foreign exchange rate provided by Refinitiv on January 30, 2026 (U.S.$1.00 = $1.3558).

(2)	Global Industry Classification Standard.

2026 Proxy Circular

Compensation Philosophy and Elements of Compensation

The Company targets a total compensation at market median and up to the 75th percentile for top performers.

The Company’s executive compensation program consists primarily of six elements: base salary, short-term incentives, long-term equity incentives, group benefits, retirement benefits and perquisites, as illustrated below:

TARGET TOTAL DIRECT COMPENSATION

The Company short-term and long-term incentive programs support a strong pay-for-performance philosophy

Approximately 70% of the target total direct compensation of the NEOs is driven by performance. Each incentive program supports and promotes the successful execution of the Company’s business strategy, drives performance and encourages discretionary effort.

OTHER ELEMENTS OF COMPENSATION

Group Benefits	Retirement Benefits	Perquisites

● Investment in executive health and well-being. ● To provide a safety net to protect against the financial burden that can result from illness, disability or death.	● To provide retirement income security. ● To retain key talent.	● Facilitate business conduct and promotion of BRP’s products at a limited cost to the Company.

2026 Proxy Circular

The following chart sets forth, for each of the NEOs, (i) the relative weight attributable to each element of the target total direct compensation, namely base salary and target short-term and long-term incentives, in the Fiscal 2026 target total direct compensation, and (ii) at the top of the chart, the percentage, for each such NEOs, of the target total direct compensation which was considered at risk (not guaranteed):

Base Salary

The base salary established for each of the Company’s executive officers is intended to reflect each executive officer’s ability to contribute to the Company’s success through their expertise, experience and know-how. Base salary is not contingent on short-term variation in operating performance, and therefore sustains individual performance and competency development.

The amount payable to an executive officer is determined based on the scope of their responsibilities and relevant experience, while taking into account competitive market compensation within the Company’s comparator groups for similar positions and overall market demand for such executive officer. Base salaries are targeted at the market median of the competitive market, with base salaries for top performers achieving superior performance being set above the market median of the competitive market.

The HRCC annually reviews and approves the compensation for the Chief Executive Officer and the executive officers, including but not limited to annual salary, ensures that such compensation realistically reflects their respective responsibilities and reports such to the Board of Directors. The HRCC also annually reviews and makes recommendations to the Board of Directors with respect to the performance goals and objectives relevant to the Chief Executive Officer and executive officers’ compensation.

2026 Proxy Circular

Short-Term Incentive Plan

The Company’s short-term incentive plan (the “STIP”) rewards the attainment of financial and other key performance indicators, on an annual basis. It is under the responsibility of the HRCC which may consider, recommend, monitor and approve incentive plans or certain terms or elements thereof, oversee the administration of such plans and assess the effectiveness and appropriateness of such plans on an ongoing basis. The payout grid, which articulates performance thresholds and multipliers for levels of achievement, is also reviewed annually by the HRCC to assess the appropriate level of targets based on past performances and future outlook.

The objectives of the short-term incentive program are to:

•	align employee contributions to the Company’s objectives;

•	share in the Company’s success;

•	reward annual collective performance and results;

•	drive employee engagement as a foundation for high performance; and

•	encourage employees in successfully executing the Company’s strategic plan.

Each executive is provided with an individual target and maximum bonus payout for a given fiscal year, established as a percentage of such executive’s base salary. Targets are aligned at the market median of the competitive market and the maximum bonus payout is set at twice the predetermined STIP payout target for exceptional results. The following table presents the bonus payout at target and the maximum bonus payout for Fiscal 2026, as a percentage of base salary, for each of the NEOs:

Name and Position	Target STIP Payout as a Percentage of Base Salary	Maximum STIP Payout as a Percentage of Base Salary

José Boisjoli Former President and CEO	125%	250%

Sébastien Martel CFO	80%	160%

Sandy Scullion President, Powersports	80%	160%

Thomas Uhr CTO	80%	160%

Patrick Dussault Executive Vice-President, Global Manufacturing Operations, Powersports	80%(1)	160%

(1)

Represents Mr. Dussault Target’s STIP Payout and Maximum STIP Payout from September 1, 2025 to January 31, 2026. Target STIP Payout and Maximum STIP payout were of 60% and 120% respectively from February 1, 2025 to August 31, 2025.

As for previous fiscal years, profitability remained the most important performance measure under the STIP. For Fiscal 2026, the STIP relied on Normalized diluted EPS as the profitability metric, in addition to Net Working Capital and Quality metrics.

2026 Proxy Circular

The foregoing performance measures, which aimed at supporting BRP’s growth strategy, were applied as follows:

●

Normalized diluted EPS had to exceed a minimum threshold for any STIP to be paid out, regardless of the Company’s performance on the other STIP performance measures, as applicable. The HRCC believes that the use of Normalized diluted EPS is important and appropriate in the context of the STIP as it highlights trends in the Company’s core business that may not otherwise be apparent by eliminating items that have less bearing on the Company’s operating performance.

●

Net Working Capital had to exceed a determined threshold for this portion of the STIP to be paid out. This measure aims to sustain focus of the Company’s management on its cash through the following three important cash management pillars: inventories, accounts receivable and accounts payable. The Company believes that improvement in Net Working Capital management will ultimately improve the Company’s overall cash position and its return on capital.

●	Finally, the Quality Metric had to exceed a determined threshold for this portion of the STIP to be paid out. This measure aims to increase the Company’s focus on quality and reduce risks.

The table below sets forth the definition and the threshold levels applicable to each performance measure under the Company’s Fiscal 2026 STIP. For each performance measure, the threshold level corresponds to the minimum level of performance to be achieved in order for each performance measure to contribute to a payout.

Performance Measure	Definition	Threshold Level

Normalized diluted EPS

Non-IFRS measure calculated by dividing the Normalized net income by the weighted average number of shares on a diluted basis. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Please refer to section “IFRS and Non-IFRS Measures” of this Circular, and the 2026 MD&A for further information on non-IFRS financial measure.

Set at a reasonable level compared to expected results (1)

Net Working Capital	(Yearly average of net working capital measured at month-end / total revenues) x 365 days	Set at a reasonable level compared to expected results (1)

Quality Metric	The quality metric is based on the number of retrofitted units prior to the delivery of products to dealers.	Set at a reasonable level compared to expected results (1)

(1)

The HRCC has concluded that it would be seriously prejudicial to the Company’s interests to publicly disclose the level of performance that is associated with threshold, target and maximum levels applicable to Normalized diluted EPS, Net Working Capital and Quality Metric. The levels of these performance measures could be used by competitors to infer conclusions about confidential strategic priorities of the Company and its operations. The targets related to these performance measures are intended to be challenging—neither impossible nor easy to achieve.

For each performance measure, the payout was determined based on achievement with payout set at 0% for performance under or at the threshold, at 100% for performance reaching target and 200% for performance reaching the maximum level or above. In addition, if the threshold performance under the Normalized diluted EPS measure was not met, no STIP payout would have been made on any metric.

For each participant under the STIP, the actual bonus payout achieved, as a percentage of base salary, was determined based on the consolidated payout percentage of all performance measures, multiplied by the Bonus Payout Target as a Percentage of Base Salary, subject to the maximum bonus payout.

2026 Proxy Circular

The performance metrics, achievement, payout multiplier, relative weight and payout under the STIP for each performance measure and on a consolidated basis for all NEOs for Fiscal 2026, as approved by the HRCC, are set out in the table below.

Performance Measure	Relative Weight	Achievement	Payout(1)	Consolidated Payout(2)	Target STIP Payout as a Percentage of Base Salary	Actual STIP Payout as Percentage of Base Salary

Normalized diluted EPS	75.0%	124%	92.8%

Net Working Capital	12.5%	200%	25.0%	122.51%

Quality Metric	12.5%	37%	4.7%

José Boisjoli, Former President and CEO					125%	153.14%

Sébastien Martel, CFO					80%	98.01%

Sandy Scullion, President, Powersports					80%	98.01%

Thomas Uhr, CTO					80%	98.01%

Patrick Dussault, Executive Vice-President, Global Manufacturing Operations, Powersports					60% / 80%(3)	73.51% / 98.01%
(1)	The payout represents the achievement for each performance metric, expressed as a percentage and is subject to the relative weight of each performance measure.
(2)	The consolidated payout represents the sum of payouts for each performance metric, subject to its relative weight, and expressed as a percentage.
(3)	Mr. Dussault’s Target STIP Payout was of 60% from February 1, 2025 to August 31, 2025 and of 80% afterwards.

Long-Term Incentives

Overview

The Company believes that equity-based awards, the value of which is directly linked to the market value of the Company’s Subordinate Voting Shares, are an important component of its executive compensation program and should represent a significant portion of its compensation package.

The HRCC believes that the Company’s long-term incentive program (“LTIP”) motivates executives to create sustainable shareholder value over the long-term and therefore supports the Company’s pay-for-performance philosophy. The Company’s long-term incentive program pursues the following key objectives : (i) drive and reward for the performance of the Company, (ii) align the interests of the executive officers with those of the Company’s shareholders, and (iii) attract and retain executives.

Historically, long-term incentives were solely comprised of stock options. The stock option plan was established in May 2013 in connection with the Company’s IPO and amended on May 31, 2018, November 29, 2022, and September 5, 2024 (the “Stock Option Plan”). Refer to section “Executive Compensation—Discussion and Analysis—Stock Option Plan” of this Circular for additional details on the Stock Option Plan. In Fiscal 2025, further to recommendations by the HRCC, the Board of Directors adopted a share unit plan (the “Share Unit Plan”) under which restricted share units (“RSUs”) and performance share units (“PSUs”, together with RSUs, “Share Units”) may be granted to eligible employees. Each component of the Company’s long-term incentive program is further described under the sections “Executive Compensation—Discussion and Analysis—Stock Option Plan” and “Share Unit Plan” of this Circular.

2026 Proxy Circular

LTIP awards are generally granted on an annual basis during the first quarter of the fiscal year, in accordance with the Company’s target total direct compensation guidelines for each management level, subject to the discretion of the HRCC. Moreover, on a selective and limited basis, additional LTIP awards may be granted in certain situations, including mid-year promotions, individual outstanding performance, and for leadership attraction, retention, or transition purposes. In Fiscal 2026, Special RSUs (as defined below) were granted on an exceptional, one-time basis to certain Program Participants (as defined below) under the Special LTI Program (as defined below).

Fiscal 2026 Long-Term Incentives – Annual Grants

For Fiscal 2026, with a goal of balancing long-term shareholders value creation with talent retention over the mid-term, the HRCC allocated to the NEOs, other than the former President and CEO, 50% of their long-term incentive award in stock options and 50% in RSUs:

  Stock Options

Stock options motivate executives to create sustainable shareholder value over the long-term and promotes the Company’s long-term growth; a stock option starts having value if the Company share price goes above the share price at the time of the stock option grant. Furthermore, the 10-year expiry term and the four-year ratable vesting periods promote retention. Stock options granted in Fiscal 2026, i) vest equally over four (4) years starting on the first anniversary of the grant, and ii) have a term of 10 years.

  RSUs

RSUs provide a mechanism through which attraction, retention and motivation can be sustained across various economic cycles. RSUs encourage and reward for the creation of sustainable mid-to-longer term shareholder value. RSUs granted in Fiscal 2026, i) vest equally over three (3) years, starting on the first anniversary of the grant, ii) are settled in cash upon vesting, and iii) are eligible for dividend equivalents in the form of additional RSUs at the same rate as cash dividends paid on the Subordinate Voting Shares. Dividend equivalents are subject to the same conditions as RSUs with respect to which the dividends equivalents were credited, including, without limitation, any vesting conditions and the provisions governing the time and form of settlement applicable to the underlying RSUs.

  José Boisjoli, Former President and CEO, received 100% of his LTIP grant in stock options.

Special LTI Program

In Fiscal 2026, the Company established a special long-term incentive program (the “Special LTI Program”) to retain and motivate certain individuals (the “Program Participants”), whose skills, performance and loyalty are considered instrumental to the Company’s success and business strategy and who hold stock options which were granted to such individuals in calendar years 2021, 2022 and/or 2023 and which were significantly out-of-the-money (the “2021-2023 Options”) as of June 2025. The Special LTI Program is a one-time program (see “Approval of the Special LTI Program and Special RSU Grants” section of the Fiscal 2025 Circular for additional details on the Special LTI Program). The Special LTI Program was approved by the Company’s shareholders (other than insiders (as defined in the TSX Company Manual) of the Company who held Eligible Options) at the Fiscal 2025 meeting of the Company’s shareholders.

Under the Special LTI Program, the Program Participants, including all of the NEOs (other than Mr. Boisjoli), were granted special RSUs (the “Special RSUs”), which vesting requires the satisfaction of time based and continued employment conditions as well as the voluntary forfeiture of 70% of the 2021-2023 Options (the “Eligible Options”). The number of Special RSUs granted was based on a ratio of one Special RSU for each 2.5 Eligible Options. In the event that a Program Participant decides not to forfeit the applicable number of Eligible Options in respect of Special RSUs held by the Program Participant, such

2026 Proxy Circular

Special RSUs will not vest, and the Program Participant will keep the Eligible Options and be able to exercise such Eligible Options in accordance with their terms.

Special RSUs vest over specified periods no later than December 31, 2028, which, together with the above-mentioned vesting conditions, ensure the retention of talent that is critical to the Company’s success. Special RSUs are cash-settled upon vesting and are not eligible for dividend equivalents. In addition, Eligible Options which are forfeited in connection with the Special LTI Program will increase the number of stock options that remain available for future issuance under the Stock Option Plan.

Special RSUs were granted under the Company’s existing Share Unit Plan and are governed by such plan. For purposes of this Circular, references to RSUs shall not be deemed to include Special RSUs. A total of 266,304 Special RSUs were granted to 264 employees on June 9, 2025. The number of Eligible Options was equal to 665,761.

The table below shows the number and the fair value on the date of grant of the Special RSUs granted to each applicable NEO as well as the number and the fair value as of the date of grant (as then determined based on the Black-Scholes method) of the Eligible Options held by each NEO and the fair value of the Eligible Options elected to be forfeited by each NEO in Fiscal 2026 (refer to section “Executive Compensation—Discussion and Analysis—Summary Compensation Table” for additional details):

Name	Special RSUs granted (#)	Fair value of Special RSUs ($)	Stock options subject to forfeiture (Eligible Options) (#)	Grant Date Fair value of all stock options subject to forfeiture (Eligible Options) ($)(1)	Grant Date Fair value of Eligible Options elected to be forfeited in Fiscal 2026 ($)(1)

Sébastien Martel	21,674	1,362,605	54,184	2,298,060	873,368

Sandy Scullion	17,670	1,110,881	44,176	1,831,808	707,093

Thomas Uhr	12,266	771,141	30,664	1,299,700	494,259

Patrick Dussault	4,314	271,213	10,784	456,096	172,971

(1)

The fair value corresponds to the fair value of the applicable stock options as calculated on their respective date of grant based on the Black-Scholes method and, in the case of NEOs who were also NEOs at the relevant time after the grant of such options, as reflected in the summary compensation table of the applicable previous management proxy circulars.

Pension and Retirement Benefits

Pension and retirement benefits made available by the Company to the NEOs are described below under the section “Executive Compensation—Discussion and Analysis—Pension Plan Benefits” of this Circular. Pension and retirement benefits aim at providing financial protection upon retirement to their participants.

Group Insurance Benefits

The Company offers medical, dental, life, accidental death and dismemberment, and short- and long-term disability insurance coverage to executives, including the NEOs.

Perquisites

Perquisites include leased automobiles, availability of Company products, financial counselling services, an annual health assessment and certain other health benefits, as well as post-retirement benefits.

2026 Proxy Circular

Compensation Risk Management

Approach

The Company’s current compensation structure attempts to ensure that compensation and incentive plans do not promote unwanted behaviour and unnecessary risk taking based on:

●	a well-balanced mix of base salary, STIP and LTIP compensation;

●	a STIP based on a profitability measure applied to all employees in the organization, including the executives;

●	a STIP with a minimum corporate profitability level that prevents from paying any STIP amount unless such minimum threshold is met;

●	maximums being applied to payouts under the STIP (twice the target);

●

the use of a performance measure aligned with the Company’s business strategy and the creation of long-term value for the shareholders, with no measure being related to aggressive revenue growth that could encourage excessive risk-taking detrimental to the long-term profitability of the business of the Company;

●	share ownership requirements requiring NEOs and other executives to maintain a meaningful equity ownership in the Company;

●	a prohibition on the hedging of equity-based compensation;

●	a clawback policy that enables the Board of Directors to require the recoupment of payouts under the STIP and LTIP in certain circumstances, including in the event of a misconduct; and

●	policies and practices being generally applied on a consistent basis to all executive officers.

After considering the overall policies and practices applicable to all employees, including the NEOs, the HRCC did not identify any risks arising from BRP’s compensation policies and practices that would be reasonably likely to have a material adverse effect on BRP.

Share Ownership Requirements

The Board of Directors has adopted share ownership requirements (as amended from time to time, the “Share Ownership Requirements”) which provide that certain executive, including the NEOs, are required to maintain minimum holdings of the Company’s equity based on their compensation and position. The Share Ownership Requirements aim at ensuring that interests of executives remain aligned with those of shareholders and demonstrate that NEOs are financially committed to the Company through personal equity ownership. The Nominating, Governance and Social Responsibility Committee (the “NGSRC”) monitors executives’ share ownership to ensure that the Share Ownership Requirements are met.

The Share Ownership Requirements are currently set at five times the value of the base salary for the CEO, three times for the CFO and the President, Powersports, and twice for Executive Vice Presidents and certain functional Chiefs. For the purposes of assessing compliance with these Share Ownership Requirements, the value of Subordinate Voting Shares, vested stock options and unvested RSUs and Special RSUs are included, while the potential value of unvested stock options and vested RSUs and Special RSUs are not included. Executives have a period of five years from the date they become subject to the Share Ownership Requirements to attain their ownership requirement. Once the executive satisfies the requirement, the share ownership requirements must be maintained for as long as he or she is subject to these requirements. If the executive is not in compliance with his or her ownership requirement, the executive must retain all Subordinate Voting Shares and/or vested stock options until the requirement is met and if that remains insufficient, the executive may also have to use up to 50% of the net after-tax proceeds of their vested RSUs and Special RSUs to purchase Subordinate Voting Shares.

2026 Proxy Circular

The following table highlights the minimum holding requirements as a multiple of base salary applicable under the Share Ownership Requirements, for each of the NEOs who were employed by the Company as at the end of Fiscal 2026, as well as the market value of Subordinate Voting Shares, vested stock options, unvested RSUs and unvested Special RSUs held by such NEOs:

	Share Ownership Requirements		Market Value of any Subordinate Voting Shares, Vested Stock Options Held, Unvested RSUs and Unvested Special RSUs (1) ($)	Equity Ownership is Met
NEOs	As a Multiple of Base Salary	($)

José Boisjoli Former President and CEO	5x	6,806,608	132,344,358	Yes

Sébastien Martel CFO	3x	2,031,031	6,670,772	Yes

Sandy Scullion President, Powersports	3x	2,031,031	6,213,551	Yes

Thomas Uhr CTO	2x	1,155,798	6,282,454	Yes

Patrick Dussault Executive Vice-President, Global Manufacturing Operations, Powersports	2x	1,020,000	1,609,258	Yes

(1)

In accordance with the Company’s Share Ownership Requirements, (i) the value of any Subordinate Voting Shares has been calculated on the closing price on the TSX ($102.77) on January 30, 2026, multiplied by the number of Subordinate Voting Shares, (ii) the value of any vested stock options has been calculated based on the difference between the VWAP of the Subordinate Voting Shares on the TSX for the 180-day period ending on January 30, 2026 ($97.70), and the applicable stock option exercise price, multiplied by the number of unexercised vested stock options on January 31, 2026, and (iii) the value of unvested RSUs and Special RSUs has been calculated based on the VWAP of the Subordinate Voting Shares on the TSX for the 180-day period ending on January 30, 2026 ($97.70), multiplied by the number of unvested RSUs and Special RSUs. In the limited cases where a holder of Special RSUs also held Eligible Options which were in-the-money as of January 31, 2026 and are required to be forfeited for the vesting of the Special RSUs, only the Special RSUs were taken into account for purposes of calculating the market value of the securities held by the individual. Please refer to section “Executive Compensation—Discussion and Analysis—Special LTI Program” of this Circular for further details.

Hedging / Anti-Hedging Policy

The NEOs and the directors are, under the terms of the Company’s insider trading policy, prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of shares, including shares granted as, or underlying, share-based compensation or otherwise held directly or indirectly by a NEO or a director.

Clawback Policy

A clawback policy (the “Clawback Policy”) was adopted by the Board of Directors on January 22, 2015, and was subsequently amended on November 29, 2021, to extend its application to cases of misconduct, and on December 1, 2023, to further comply with the listing standards of national securities exchange or association on which the Company’s securities are listed and as was otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws.

Under the Clawback Policy, the Company may, at its sole discretion, recoup certain incentive-based compensation paid to covered executives (i.e., each current and former executive officer of the Company, including the CEO, CFO, corporate controller, and each other current or former employee of the Company at the level of vice-president or above) if:

(a)	the Company is required to prepare a financial restatement; or

2026 Proxy Circular

(b)

a covered executive engaged in a misconduct event, in which case recoupment is at the entire discretion of the NGSRC. The misconduct event may include, without limitation, a material violation of the Company’s Code of Ethics, gross negligence, willful misconduct or fraud in the performance of a person’s duties, and any other event as may be determined by the NGSRC in its sole discretion from time to time.

For the purposes of the Clawback Policy, the incentive-based compensation that may be recouped includes any cash-based and equity-based incentive compensation, bonuses, and awards granted, paid, earned or vested, which are tied in whole or in part upon the attainment of any financial reporting measure, and includes, without limitation, any payout from the STIP and LTIP.

For more information, please refer to the Clawback Policy available on the Company’s website at www.brp.com.

Performance Results

The following performance graph illustrates the cumulative return on a $100 investment in the Subordinate Voting Shares, with dividend reinvestments, compared to the cumulative return on the S&P/TSX Composite Index and the average return of a subgroup of BRP’s Peer Group comprised of companies operating in the industry (i.e., Brunswick Corporation, Harley-Davidson Inc., Polaris Inc., Thor Industries Inc., and Winnebago Industries Inc.), for the five-year period commencing on February 1, 2021, and ending on January 30, 2026, being the last trading day of Fiscal 2026. The graph also illustrates the evolution of the total direct compensation (“TDC” in the graph below) earned by the NEOs over the same period.

	Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024	Fiscal 2025	Fiscal 2026

BRP	$100.00	$126.12	$133.46	$102.70	$84.97	$127.20

S&P/TSX	$100.00	$125.05	$127.10	$133.05	$166.59	$213.81

Industry	$100.00	$93.20	$99.61	$92.79	$73.38	$79.36

NEO TDC (in millions of $)[1]	14.5	16.8	16.1	11.5	12.0	21.2

Total Shareholder Return (DOO) (%)	24%	26%	6%	-23%	-17%	50%

2026 Proxy Circular

[1]

Total direct compensation includes, for each fiscal year, earned Base Salary, earned STIP, and fair market value of actual LTIP grants made during the fiscal year. Earned STIP was nil for Fiscal 2024 and Fiscal 2025. For Fiscal 2026, LTIP grants include stock options, RSUs and Special RSUs. Special RSUs were granted as part of the one-time Special LTI Program whereby Program Participants, including all of the NEOs (other than Mr. Boisjoli), were granted Special RSUs, which vesting requires the satisfaction of time-based and continued employment conditions as well as the voluntary forfeiture of Eligible Options which represent, for each NEO, 70% of his 2021-2023 Options.

During the period commencing on February 1, 2021, and ending on January 31, 2026, the cumulative shareholder return on an investment in the Subordinate Voting Shares was positive, reaching 27.2%. Over this period, the Company’s performance was consistently above its industry peer group, but below the S&P/TSX Composite Index overall. On a yearly basis, the Company outperformed the S&P/TSX Composite Index in Fiscal 2022 and Fiscal 2023, but underperformed the index in Fiscal 2024, Fiscal 2025 and Fiscal 2026. As presented by the graph above, over the full period, the Company delivered a cumulative shareholder return significantly higher than its industry peer group, while trailing the S&P/TSX Composite Index.

NEO Total Direct Compensation (TDC) over the same period shows variability that broadly reflects the Company performance trends, increasing from Fiscal 2021 to Fiscal 2023 and declining afterwards in Fiscal 2024 and Fiscal 2025. For Fiscal 2026 the Company performance increased by 50% over Fiscal 2025. In Fiscal 2026, the NEO TDC increased, which was primarily attributable to the STIP payout (whereas no STIP was paid in Fiscal 2024 and Fiscal 2025) as well as to the grant of Special RSUs as part of the one-time Special LTI Program. The vesting of such Special RSUs requires the satisfaction of time-based and continued employment conditions as well as the voluntary forfeiture of Eligible Options which represent, for each NEO, 70% of his 2021-2023 Options.

Summary Compensation Table

Summary Compensation Table

The following table sets forth information concerning the compensation paid by the Company to the NEOs during Fiscal 2026, Fiscal 2025 and Fiscal 2024.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Base Salary ($)	Share-Based Awards(1) ($)	Option- Based Awards(4) ($)	Annual Incentive Plans(5) ($)	Pension Value(6) ($)	All Other Compensation ($)(7)	Total Compensation ($)
José Boisjoli(8) Former President and CEO	2026	1,361,322	–	5,445,889	2,084,728	467,000	492	9,359,430
	2025	1,318,471	–	5,273,775	–	469,000	456	7,061,702
	2024	1,270,816	–	5,082,817	–	541,000	456	6,895,089

Sébastien Martel CFO	2026	677,010	1,870,382 (2)(3)	508,170	663,538	222,000	492	3,941,592
	2025	655,700	–	982,210	–	219,000	456	1,857,366
	2024	632,000	–	948,735	–	410,000	456	1,991,191

Sandy Scullion President, Powersports	2026	677,010	1,618,657(2)(3)	508,170	663,538	240,000	492	3,707,867
	2025	655,700	–	982,210	–	229,000	456	1,867,366
	2024	632,000	–	948,735	–	160,000	456	1,741,191

Thomas Uhr CTO	2026	577,899	1,349,002(2)(3)	578,692	566,399	86,685	492	3,159,169
	2025	559,709	–	558,352	–	83,865	456	1,202,381
	2024	539,478	–	540,908	–	79,794	456	1,160,636

Patrick Dussault	2026	495,417	721,780(2)(3)	451,584	416,243	204,000	492	2,289,516
Executive Vice-President, Global Manufacturing Operations, Powersports	2025	450,000	–	383,103	–	514,000	456	1,347,559
	2024	353,819	–	227,525	–	232,000	456	813,800

(1)

This amount relates to RSUs granted on April 4, 2025 and September 18, 2025 and Special RSUs granted on June 9, 2025. The value indicated in the table in respect of each NEO represents the aggregate fair value of such RSUs and Special RSUs. Refer to footnotes 2 and 3 below for further

2026 Proxy Circular

details on each applicable grant of RSUs and Special RSUs and their fair value. The values indicated in the table do not represent cash actually received by the NEOs, and the actual value realized upon the future vesting of these share-based awards may vary and be less or greater than the grant date fair values indicated in the summary compensation table. In respect of Special RSUs, the future vesting of the awards is also contingent on, among other things, the voluntary forfeiture of Eligible Options held by the applicable NEO. Please refer to section “Executive Compensation—Discussion and Analysis—Special LTI Program” of this Circular for additional details.

(2)

The fair value of the RSUs granted on April 4, 2025 and September 18, 2025 is equal to the aggregate number of RSUs, multiplied by the VWAP of the Subordinate Voting Shares on the TSX for the five-trading day period preceding the day of each applicable grant, being $49.7820 in the case of the April 4, 2025 grant and $89.2362 in the case of the September 18, 2025 grant. The table below shows the number and fair value on the date of grant of the RSUs granted to each applicable NEO:

Name	RSUs granted (#)	Fair value of RSUs ($)

Sébastien Martel	10,200	507,776

Sandy Scullion	10,200	507,776

Thomas Uhr	9,040	577,861

Patrick Dussault	8,710	450,567

(3)

As described in the section “Executive Compensation—Discussion and Analysis—Special LTI Program” of this Circular, the Company established a one-time Special LTI Program to ensure the retention of talented executives and employees whose skills, performance and loyalty were considered instrumental to the Company’s success and business strategy and who held 2021-2023 Options which were significantly out-of-the-money as of June 2025. The Special LTI Program was specifically designed to ensure that Program Participants would not potentially benefit from all of their 2021-2023 options as well as the Special RSUs and therefore requires the voluntary forfeiture of Eligible Options which represent, for each NEO, 70% of his 2021-2023 Options. The fair value of the Special RSUs granted on June 9, 2025 is equal to the aggregate number of Special RSUs, multiplied by the VWAP of the Subordinate Voting Shares on the TSX for the five-trading day period preceding the date of the grant, being $62.8682. The table below shows the number and the fair value on the date of grant of the Special RSUs granted to each applicable NEO as well as the number and the fair value as of the date of grant (as then determined based on the Black-Scholes method) of the Eligible Options held by each NEO and the fair value of the Eligible Options elected to be forfeited by each NEO in Fiscal 2026:

Name	Special RSUs granted (#)	Fair value of Special RSUs ($)	Stock options subject to forfeiture (Eligible Options) (#)	Grant Date Fair value of all stock options subject to forfeiture (Eligible Options) ($)(1)	Grant Date Fair value of Eligible Options elected to be forfeited in Fiscal 2026 ($)(1)
Sébastien Martel	21,674	1,362,605	54,184	2,298,060	873,368

Sandy Scullion	17,670	1,110,881	44,176	1,831,808	707,093

Thomas Uhr	12,266	771,141	30,664	1,299,700	494,259

Patrick Dussault	4,314	271,213	10,784	456,096	172,971

(1)

The fair value corresponds to the fair value of the applicable stock options as calculated on their respective date of grant based on the Black-Scholes method and, in the case of NEOs who were also NEOs at the relevant time after the grant of such options, as reflected in the summary compensation table of the applicable previous management proxy circulars.

(4)

Represent grants of stock options made to the NEOs under the Stock Option Plan. During Fiscal 2026, (i) Messrs. Boisjoli, Martel, Scullion, Uhr and Dussault were granted on April 4, 2025: 321,500, 30,000, 30,000, 17,100 and 24,400 stock options, respectively, and (ii) Messrs. Uhr and Dussault were granted on September 18, 2025: 9,440 and 1,250 stock options, respectively. The values indicated in the table reflect the fair value of the stock options on the date of grant. They do not represent cash actually received by the NEOs, and the actual value realized upon the future vesting and exercise of these stock options may vary and be less (including zero) or greater than the grant date fair values indicated in the summary compensation table. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most commonly used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The fair value of the stock options granted on April 4, 2025 represents $16.9390 per stock option. The fair value of the stock options granted on September 18, 2025 represents $30.6181 per stock option. Please refer to sections “Executive Compensation—Discussion and Analysis—Executive Compensation Philosophy and Objectives” and “Executive Compensation—Discussion and Analysis—Stock Option Plan” of this Circular for additional details.

(5)

Represents amounts earned by the NEOs pursuant to the STIP in Fiscal 2026. For the purposes of this table, awards are deemed to be earned in the fiscal year in respect of which the applicable performance targets are satisfied, even if the payments are not actually made in such fiscal year. In Fiscal 2025 and Fiscal 2024, none of the NEOs earned any amounts pursuant to the STIP.

(6)

Dollar values disclosed in this column correspond to the dollar values in the “Compensatory Change” column of the Defined Benefit Plan table and to the “Compensatory” column of the Defined Contribution Plan table. Please refer to section “Executive Compensation—Discussion and Analysis—Pension and Retirement Benefits” of this Circular for additional details.

(7)

Perquisites and other personal benefits which, in the aggregate, are worth less than $50,000 or 10% of the total salary of a NEO are not included under “All Other Compensation”. For Fiscal 2026, for Messrs. Boisjoli, Martel, Scullion, Uhr and Dussault, the amounts presented under “All Other Compensation” include post-retirement benefits (life and health insurance).

(8)	Mr. José Boisjoli retired as President and CEO of the Company effective January 31, 2026.

2026 Proxy Circular

Total Compensation (Excluding Special RSUs)

For comparison purposes and given that the Special LTI Program is a one-time program and that the vesting of the Special RSUs is conditional, among other things, to the voluntary forfeiture of the Eligible Options, the following table presents, for each NEO (other than Mr. Boisjoli, who did not receive any Special RSUs), the compensation which would have been paid by the Company to such NEO during Fiscal 2026, excluding the fair value of the Special RSUs, as well as the compensation paid by the Company to such NEO during Fiscal 2025 and Fiscal 2024, in which years there were no grants of Special RSUs:

Name and Principal Position	Fiscal Year	Total Compensation (excluding Grant Date Fair Value of Special RSUs for Fiscal 2026) ($)(1)
Sébastien Martel CFO	2026	2,578,987
	2025	1,857,366
	2024	1,991,191

Sandy Scullion President, Powersports	2026	2,596,986
	2025	1,867,366
	2024	1,741,191

Thomas Uhr CTO	2026	2,388,028
	2025	1,202,381
	2024	1,160,636

Patrick Dussault Executive Vice-President, Global Manufacturing Operations, Powersports	2026	2,018,303
	2025	1,347,559
	2024	813,800

(1)

The total compensation figures presented in this column in respect of Fiscal 2026 differ from the figures included in the Summary Compensation table above and have been adjusted to exclude the grant date fair value of the Special RSUs. The total compensation figures presented in this column in respect of Fiscal 2025 and Fiscal 2024 correspond to the figures included in the Summary Compensation Table.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards Table

The following table summarizes all share-based and option-based awards that were held by each of the NEOs as at January 31, 2026, being the end of Fiscal 2026.

2026 Proxy Circular

		Option-Based Awards				Share-Based Awards

Name	Date of Grant	Number of Securities Underlying Unexercised Stock Options (#)	Stock Option Exercise Price ($)	Stock Option Expiration Date	Value of Unexercised In-the-Money Stock Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested(2) (#)	Market or Payout Value of Share- Based Awards That Have Not Vested(3) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

José Boisjoli(4) Former President and CEO	April 4, 2025	321,500	49.7820	April 4, 2035	17,035,642	–	–	–
	April 8, 2024	129,400	98.6681	April 8, 2034	530,786	–	–	–
	April 3, 2023	118,400	103.7797	April 3, 2033	–	–	–	–
	April 8, 2022	114,200	104.0671	April 8, 2032	–	–	–	–
	April 6, 2021	83,200	109.6630	April 6, 2031	–	–	–	–
	April 17, 2020	332,925	26.6593	April 17, 2030	25,339,155	–	–	–
	June 18, 2019	172,650	46.1503	June 18, 2029	9,775,391	–	–	–
	June 27, 2018	58,800	62.6850	June 27, 2028	2,356,998	–	–	–

Sébastien Martel CFO	June 9, 2025	–	–	–	–	13,547	1,392,225	–
	April 4, 2025	30,000	49.7820	April 4, 2035	1,589,640	10,278	1,056,270	–
	April 8, 2024	24,100	98.6681	April 8, 2034	98,856	–	–	–
	April 3, 2023	22,100	103.7797	April 3, 2033	–	–	–	–
	April 8, 2022	20,400	104.0671	April 8, 2032	–	–	–	–
	April 6, 2021	14,581	109.6630	April 6, 2031	–	–	–	–
	April 17, 2020	2,375	26.6593	April 17, 2030	180,763	–	–	–
	June 18, 2019	9,700	46.1503	June 18, 2029	549,211	–	–	–
	June 27, 2018	8,125	62.6850	June 27, 2028	325,691	–	–	–

Sandy Scullion President, Powersports	June 9, 2025	–	–	–	–	11,043	1,134,889	–
	April 4, 2025	30,000	49.7820	April 4, 2035	1,589,640	10,278	1,056,270	–
	April 8, 2024	24,100	98.6681	April 8, 2034	98,856	–	–	–
	April 3, 2023	22,100	103.7797	April 3, 2033	–
	Sept. 23, 2022	7,100	91.4191	Sept. 23, 2032	80,591	–	–	–
	April 8, 2022	11,246	104.0671	April 8, 2032	–	–	–	–
	April 6, 2021	6,088	109.6630	April 6, 2031	–	–	–	–
	June 27, 2018	24,600	62.6850	June 27, 2028	986,091	–	–	–

Thomas Uhr CTO	Sept. 18, 2025	9,440	89.2362	Sept. 18, 2035	127,759	3,255	334,516	–
	June 9, 2025	–	–	–	–	7,667	787,938	–
	April 4, 2025	17,100	49.7820	April 4, 2035	906,095	5,844	600,588	–
	April 8, 2024	13,700	98.6681	April 8, 2034	56,196	–	–	–
	April 3, 2023	12,600	103.7797	April 3, 2033	–
	April 8, 2022	12,100	104.0671	April 8, 2032	–	–	–	–
	April 6, 2021	7,601	109.6630	April 6, 2031	–	–	–	–
	April 17, 2020	47,600	26.6593	April 17, 2030	3,622,869	–	–	–
	June 18, 2019	24,500	46.1503	June 18, 2029	1,387,183	–	–	–

Patrick Dussault Executive Vice-President, Global Manufacturing Operations, Powersports	Sept. 18, 2025	1,250	89.2362	Sept. 18, 2035	16,917	432	44,397	–
	June 9, 2025	–	–	–	–	2,697	277,171	–
	April 4, 2025	24,400	49.7820	April 4, 2035	1,292,907	8,343	857,410	–
	April 8, 2024	9,400	98.6681	April 8, 2034	38,558	–	–	–
	April 3, 2023	5,300	103.7797	April 3, 2033	–
	April 8, 2022	4,496	104.0671	April 8, 2032	–	–	–	–
	April 6, 2021	1,560	109.6630	April 6, 2031	–	–	–	–

(1)	Based on the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.

(2)	Including RSU dividend equivalents credited to NEOs’ accounts during Fiscal 2026.

(3)

This value corresponds to the aggregate number of RSUs and Special RSUs outstanding (plus dividend equivalents in the case of RSUs) on January 31, 2026, multiplied by the closing price of the Subordinate Voting Shares ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026. The vesting of the Special RSUs, which were granted on June 9, 2025, is conditional upon the voluntary forfeiture, by the NEO, of 70% of their 2021-2023 Options (Eligible Options).

(4)

Mr. José Boisjoli retired as President and CEO of the Company effective January 31, 2026. As Mr. Boisjoli qualifies as an Eligible Retiree, all of Mr. Boisjoli’s outstanding time-based option-based awards will continue to vest in accordance with the terms of the Stock Option Plan. Please refer to section “Executive Compensation—Discussion and Analysis—Stock Option Plan” of this Circular.

2026 Proxy Circular

Incentive Plan Awards—Value Vested or Earned During the Year

The following table provides, for each of the NEOs, a summary of the value of the option-based and share-based awards vested and non-equity incentive plan compensation earned during Fiscal 2026:

Name and Principal Position	Option-Based Awards—Value Vested During the Year(1) ($)	Share-Based Awards—Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation—Value Earned During the Year(3) ($)

José Boisjoli Former President and CEO	–	–	2,084,728

Sébastien Martel CFO	–	752,838	663,538

Sandy Scullion President, Powersports	–	613,886	663,538

Thomas Uhr CTO	–	426,024	566,399

Patrick Dussault Executive Vice-President, Global Manufacturing Operations, Powersports	–	149,789	416,243

(1)

Calculated as the difference between the market price of the Subordinate Voting Shares on the date of vesting and the exercise price payable in order to exercise the vested stock options. Based on the strike price of the stock options held by the NEOs that vested during the year, the value is nil for all NEOs.

(2)

This value corresponds to the number of Special RSUs vested multiplied by the market value of the underlying Subordinate Voting Share on the vesting date, as determined in accordance with the terms of the Share Unit Plan and related grant agreement.

(3)	Amounts are equal to those shown in the “Non-Equity Incentive Plan Compensation—Annual Incentive Plans” column in the Summary Compensation Table.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary, as of January 31, 2026, of the security-based compensation plans or individual compensation arrangements pursuant to which equity securities of the Company may be issued:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Stock Options	Weighted-Average Exercise Price of Outstanding Stock Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Appearing in First Column)
Equity Compensation Plans Approved by Securityholders:

Stock Option Plan	3,206,452	$70.51	1,557,236

Equity Compensation Plans not Approved by Securityholders	-	-	-

Total	3,206,452	$70.51	1,557,236

Please refer to sections “Executive Compensation—Discussion and Analysis—Compensation Philosophy and Elements of Compensation—Long-Term Incentives”, “Executive Compensation—Discussion and Analysis—Stock Option Plan” and “Executive Compensation—Discussion and Analysis—Share Unit Plan” of this Circular for more details on the Stock Option Plan and the Share Unit Plan.

2026 Proxy Circular

The following table provides the number of stock options granted each year (burn rates) under the Stock Option Plan for Fiscal 2026, Fiscal 2025 and Fiscal 2024 expressed as a percentage of the weighted average number of outstanding Shares for the applicable fiscal year.

Fiscal Year	Number of Stock Options Granted	Weighted Average Number of Shares	Stock Options Burn Rate(1)

2026	765,030	73,122,989	1.05%
2025	433,070	73,661,874	0.59%
2024	590,700	77,166,505	0.77%

(1)

The burn rate is calculated by dividing the number of stock options granted during the applicable fiscal year by the weighted average number of Shares outstanding for the applicable fiscal year. Since the DSU Plan and Share Unit Plan are non-dilutive, the burn rate for outstanding DSUs, RSUs and Special RSUs was nil for each of the last three completed fiscal years indicated in the table above.

Stock Option Plan

Under the Company’s Stock Option Plan, stock options may be granted to officers, employees and, in limited circumstances, consultants of the Company. Stock options are generally granted under the Stock Option Plan on an annual basis according to the Company’s compensation policy and pre-established target awards adjusted according to individual performance. The first grants of stock options under the Stock Option Plan were made as of May 29, 2013, in connection with the closing of the Company’s IPO.

The Stock Option Plan was amended and approved by the shareholders of the Company on May 31, 2018, in order to: (i) increase the maximum number of Subordinate Voting Shares that may be issued pursuant to the Stock Option Plan to 10,814,828 Subordinate Voting Shares (the “Stock Option Plan Reserve”) (representing 14.7% of the total issued and outstanding Shares on April 16, 2026), provided that such reserve would only apply to grants made under the Stock Option Plan, (ii) to increase the insider participation limit from 5% to 10% of the Shares issued and outstanding from time to time, and (iii) align the amendment provisions of the Stock Option Plan with best market practices by including any amendment to the provisions of the Stock Option Plan governing the assignability of stock options as a matter requiring shareholder approval.

As of January 31, 2026, 1,557,236 stock options remained available for future issuance under the Stock Option Plan, representing 2.13% of the total issued and outstanding Shares as of same date.

During Fiscal 2026, a total of 765,030 stock options were granted under the Stock Option Plan to a total of 211 eligible participants. As of January 31, 2026, there were 3,206,452 issued and outstanding stock options under the Stock Option Plan, representing 4.39% of the total issued and outstanding Shares.

As of April 16, 2026, there were 2,871,815 issued and outstanding stock options under the Stock Option Plan, representing 3.9% of the issued and outstanding Shares. As of the same date, 1,233,014 stock options remained available for future issuance under the Stock Option Plan, representing 1.7% of the issued and outstanding Shares.

The stock options granted under the Stock Option Plan that were outstanding as of January 31, 2026, had the following features:

(i)	time-based vesting, whereby 25% of the stock options vest on each of the first, second, third and fourth anniversary of the grant; and

(ii)

a 10-year term at the end of which the stock options expire. With respect to the expiry date of any stock option, the Stock Option Plan provides that if the expiry date falls on, or within the nine business days immediately following a date upon which a participant is prohibited from exercising his or her stock options due to a black-out period or other trading restriction

2026 Proxy Circular

imposed by the Company, the expiry date of such stock option will be automatically extended to the 10th  business day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

To the extent stock options granted under the Stock Option Plan terminate for any reason prior to their exercise in full or are cancelled, including in the event that Eligible Options are forfeited in connection with the vesting of Special RSUs, the Subordinate Voting Shares subject to such stock options shall be added back to the Stock Option Plan Reserve and such Subordinate Voting Shares will again become available for grant under the Stock Option Plan, the whole without increasing the Stock Option Plan Reserve.

Under the current version of the Stock Option Plan, the following additional limitations apply to grants under the Stock Option Plan: (i) the maximum number of Subordinate Voting Shares issuable to insiders and their associates and affiliates at any time under the Stock Option Plan and any other share compensation arrangements of the Company may not exceed 10% of the issued and outstanding Shares; (ii) the maximum number of Subordinate Voting Shares issued to insiders and their associates and affiliates within any one-year period under the Stock Option Plan and any other share compensation arrangements of the Company may not exceed 10% of the issued and outstanding Shares; and (iii) the total number of Subordinate Voting Shares issuable to any one participant at any time under the Stock Option Plan and any other share compensation arrangement of the Company may not exceed 5% of the issued and outstanding Shares.

All stock options granted under the Stock Option Plan have an exercise price determined and approved by the HRCC at the time of the grant, which may not be less than the market value of the Subordinate Voting Shares at such time. For purposes of the Stock Option Plan, the “market value” of the Subordinate Voting Shares shall be equal to: (i) the VWAP of a Subordinate Voting Share on the TSX for the five preceding days on which the Subordinate Voting Shares were traded if measured outside of a black-out period (a period self-imposed by the Company during which designated employees cannot trade the securities of the Company), and (ii) if measured during a black-out period, the VWAP of a Subordinate Voting Share on the TSX for the five trading days following the last day of such black-out period on which the Subordinate Voting Shares are traded.

The Stock Option Plan also provides that appropriate substitutions or adjustments, if any, shall be made by the Board of Directors, subject to any required approval of the TSX, in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in order to maintain the optionees’ economic rights in respect of their stock options in connection with such change, including adjustments to the exercise price and/or the number of Subordinate Voting Shares to which an optionee is entitled upon exercise of stock options, adjustments permitting the immediate exercise of any outstanding stock options that are not otherwise exercisable or adjustments to the number or kind of shares reserved for issuance pursuant to the Stock Option Plan.

The Board of Directors may at its discretion accelerate the vesting of any outstanding stock options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration.

In the event of a “Change of Control”, the Board of Directors may make such provision for the protection of the rights of the participants as it, at its sole discretion, considers appropriate in the circumstances, including, without limitation, changing the vesting schedule for any stock option or the date on which any stock option expires or providing for substitute awards. In addition, upon a Change of Control, all unvested stock options then outstanding may be substituted by or replaced with stock options of the continuing entity on the same terms and conditions as the original stock options unless substitution or replacement of the stock options is deemed impossible or impractical by the Board of Directors, at its sole discretion, in which case the vesting of all such stock options (and, if applicable, the time during which such stock options may be exercised) shall, at the discretion of the Board of Directors, be accelerated in full, and the stock options shall terminate if not exercised (if applicable) at or prior to such event. For the purposes of the Stock Option Plan, “Change of Control” is defined as the acquisition by any person or group of

2026 Proxy Circular

persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the Board of Directors of the Company.

The following table describes the impact of certain events upon the rights of holders under the Stock Option Plan, including resignation, termination for cause, termination other than for cause, termination other than for cause within 12 months following a Change of Control or retirement, death or disability:

Event	Provisions

Termination for cause or resignation	Forfeiture of all vested and unvested stock options on date of termination for cause or resignation

Termination without cause	Forfeiture of all unvested stock options / Vested stock options have to be exercised within the earlier of (i) 60 days of the termination, and (ii) the expiry date of such vested stock options, except if the sum of the Participant’s age and number of years of service with the Company or any subsidiary of the Company, as applicable, as of the date of termination, is seventy (70) years (inclusively) or more, then the vested stock options have to be exercised within the earlier of (i) 60 months of the termination, and (ii) the expiry date of such vested stock option.

Termination without cause within one year of a Change of Control(1)	Immediate vesting of all unvested stock options / Vested stock options can be exercised prior to the earlier of (i) 180 days after the date of termination, and (ii) the expiry date of such vested stock options

Retirement

Forfeiture of all unvested stock options on date of retirement

Forfeiture of all vested stock options on the earlier of: (i) 60 days after the retirement date, and (ii) the expiry date of such vested stock options

Unless the Participant is an Eligible Retiree(2):

Forfeiture of all stock options, whether vested or unvested, on the earlier of: (i) 60 months after the retirement date, and (ii) the expiry date of such stock options

Or unless the Participant is not an Eligible Retiree but has (i) provided a 12-month prior written notice of retirement to the Company or any subsidiary of the Company, as applicable, and (ii) the sum of such Participant’s age and number of years of service with the Company or any subsidiary of the Company, as applicable, as of the date of termination, 70 years (inclusively) or more:

Forfeiture of all unvested stock options on date of retirement

Forfeiture of all vested stock options on the earlier of: (i) 60 months after the retirement date, and (ii) the expiry date of such vested stock options

Disability, Death	Forfeiture of all unvested stock options / Vested stock options can be exercised prior to the earlier of (i) 12 months after the termination, and (ii) the expiry date of such vested stock options

(1)

For the purposes of the Stock Option Plan, “Change of Control” is defined as the acquisition by any person or group of persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the Board of Directors of the Company.

(2)

For the purposes of the Stock Option Plan, “Eligible Retiree” is defined as a person who has been granted stock options and who ceases to be eligible as a result of a termination of employment with the Company or any subsidiary of the Company by reason of retirement, where such person (i) provides a 12 months prior written notice of retirement to the Company or any subsidiary of the Company, as applicable, and (ii) is at least 60 years of age and has a minimum of 10 years of service with the Company or any subsidiary of the Company, as applicable.

The Board of Directors may amend the Stock Option Plan or any stock option at any time without the consent of the optionees provided that such amendment will (i) not adversely alter or impair any stock option previously granted except as permitted by the terms of the Stock Option Plan, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required, by law, the requirements of the TSX or the Stock Option Plan, provided however that shareholder approval is not required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

2026 Proxy Circular

●	amendments of a “housekeeping” nature;

●	a change to the provisions of any stock option governing vesting, and effect of termination of a participant’s employment;

●

the introduction or amendment of a cashless exercise feature payable in cash or securities, whether or not such amendment provides for a full deduction of the number of underlying securities from the Stock Option Plan Reserve;

●	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

●	a change to advance the date on which any stock option may be exercised under the Stock Option Plan; and

●

a change to the eligible participants of the Stock Option Plan, provided that no such change results in members of the Board of Directors who are not otherwise employees of the Company becoming eligible participants.

For greater certainty, the Board of Directors is required to obtain shareholder approval to make the following amendments:

●

any increase to the maximum number of Subordinate Voting Shares issuable from treasury pursuant to stock options granted under the Stock Option Plan, other than an adjustment in connection with a stock dividend, split, reclassification, reorganization, consolidation, distribution (other than an ordinary course dividend), merger or amalgamation;

●

any reduction in the exercise price of a stock option after the stock option has been granted or any cancellation of such stock option and the substitution of that stock option by a new stock option with a reduced exercise price, except in the case of an adjustment in connection with a stock dividend, split, reclassification, reorganization, consolidation, distribution (other than an ordinary course dividend), merger or amalgamation;

●	any extension of the expiry date of a stock option, except in case of an extension due to a black-out period;

●	any amendment to the provisions of the Stock Option Plan governing the assignment or transfer of stock options;

●

any amendment to remove or to exceed the percentage limits with respect to (i) the maximum number of Subordinate Voting Shares issuable to insiders and their associates and affiliates at any time; (ii) the maximum number of Subordinate Voting Shares issued to insiders and their associates and affiliates within any one-year period; or (iii) the total number of Subordinate Voting Shares issuable to any one participant at any time, except in the case of an adjustment in connection with a stock dividend, split, reclassification, reorganization, consolidation, distribution (other than an ordinary course dividend), merger or amalgamation; and

●	any amendment to the amendment provisions of the Stock Option Plan.

Stock options granted under the Stock Option Plan are not transferable, except that an optionee may, with the prior approval of the Company, transfer stock options to (i) such optionee’s family or retirement savings trust for bona fide tax planning purposes, and (ii) registered retirement savings plans or registered retirement income funds of which the optionee is the annuitant.

No financial assistance is currently provided by the Company to participants under the Stock Option Plan.

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Share Unit Plan

Under the Share Unit Plan, RSUs or PSUs may be granted to officers, employees and, in limited circumstances, consultants of the Company or any of its subsidiaries. Non-employee directors are not eligible under the Share Unit Plan.

Each PSU entitles the holder to receive, subject to the achievement of performance conditions and time vesting conditions and to the terms and conditions set out in the Share Unit Plan and determined by the Board of Directors at the time of each grant, one Subordinate Voting Share of the Company purchased on the open market or, at the sole discretion of the Board of Directors, the cash equivalent thereof or a combination of both. No PSUs have been granted to date under the Share Unit Plan.

Each RSU entitles the holder to receive one Subordinate Voting Share of the Company purchased on the open market or, at the sole discretion of the Board of Directors, the cash equivalent or a combination of both, subject to time vesting conditions and to the terms and conditions set out in the Share Unit Plan and determined by the Board of Directors at the time of each grant. RSUs are not subject to performance conditions. During Fiscal 2026, a total of 235,800 RSUs were granted under the Share Unit Plan to a total of 271 eligible participants. Such RSUs vest equally over three (3) years, starting on the first anniversary of the grant.

With respect to the Special RSUs granted under the Share Unit Plan in Fiscal 2026, each Special RSU entitles the holder to receive the cash equivalent of one Subordinate Voting Share, subject to Eligible Options forfeiture, time vesting and continued employment conditions and to the terms and conditions set out in the Share Unit Plan and the applicable grant agreements, as determined by the Board of Directors at the time of their grant. Special RSUs are not subject to performance conditions. Please refer to section “Executive Compensation—Discussion and Analysis—Special LTI Program” of this Circular. During Fiscal 2026, a total of 266,304 Special RSUs were granted under the Share Unit Plan to a total of 264 eligible participants. Such Special RSUs vest over specified periods no later than December 31, 2028.

For purposes of the Share Unit Plan, the “cash equivalent” is the amount of money equal to the market price multiplied by the number of vested Share Units in the participant’s account, net of any applicable taxes and sources of deductions in accordance with the Share Unit Plan. For the purposes of the Share Unit Plan and subject to the term of any grant agreement, the “market price” shall be (i) the VWAP of a Subordinate Voting Share on the TSX for the five (5) preceding days on which the Subordinate Voting Shares were traded if measured outside of a black-out period (a period self-imposed by the Company during which designated employees cannot trade the securities of the Company), and (ii) if measured during a black-out period, the VWAP of a Subordinate Voting Share on the TSX for the five (5) trading days following the last day of such black-out period on which the Subordinate Voting Shares are traded.

Share Units granted under the Share Unit Plan, may be eligible for dividend equivalents at the Board of Directors’ discretion, in which case they are credited as additional Share Units at the same rate as dividends are declared and paid on the Subordinate Voting Shares of the Company. RSUs granted to date are eligible for dividend equivalents. Special RSUs are not eligible for dividend equivalents.

The Board of Directors may at its sole discretion (i) make adjustments to the applicable payout of any Share Units granted to participants (as compared to the payout that would have resulted from the applicable vesting criteria) based on its assessment of any relevant circumstances, including events that may impact the value of the Share Units or when it determines that the payout would not properly reflect all relevant considerations, or (ii) at any time after the date of grant and prior to the vesting determination date, make adjustments to the vesting criteria and any of their weightings where a relevant vesting criteria no longer exists, has materially changed or is no longer relevant to the Company’s business or to take into consideration any other significant external circumstances.

In the event of a “Change of Control,” the Board of Directors may take such actions as the Board of Directors in its sole discretion considers appropriate in the circumstances, including, without limitation,

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accelerating or changing the vesting schedule for any Share Unit or changing the date on which any Share Unit shall become vested or be cancelled or settled. In addition, upon a Change of Control, all unvested Share Units then outstanding may be substituted by or replaced with share units of the continuing entity on the same terms and conditions as the original Share Units subject to appropriate adjustments that do not diminish the value of the original Share Units unless substitution or replacement of the Share Units is deemed impossible or impractical by the Board of Directors (including as a result of the continuing entity’s failure to agree to such substitution or replacement), in its sole discretion. For the purposes of the Share Unit Plan, “Change of Control” is defined as the acquisition by any person or group of persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the Board of Directors.

The following table describes the impact of certain events upon the rights of holders under the Share Unit Plan, including resignation, termination for cause, termination other than for cause or retirement, death or disability:

Event	Provisions

Termination for cause or resignation	Forfeiture of all vested and unvested Share Units credited on date of termination for cause or resignation

Termination without cause, for retirement, death or due to a disability	Forfeiture of all unvested Share Units credited on date of termination / holder shall be entitled to receive Shares of the Company purchased on the open market, or at the sole discretion of the Board of Directors, the cash equivalent or a combination of both, equal to the number of vested Share Units outstanding in its account on the date of termination

The Board of Directors may, in its sole discretion, suspend or terminate or amend or revise the terms of the Share Unit Plan at any time, without the consent of the participants provided that such suspension, termination, amendment or revision shall (i) not adversely alter or impair any Share Unit previously granted except as permitted by the terms of the Share Unit Plan, and (ii) not adversely reduce the number of Share Unit credited to participants prior to such amendment or revision except as permitted by the terms of the Share Unit Plan. Amendments that facilitate compliance with applicable law may also be made without the consent of any participant. In any event it shall at all times be in compliance with applicable law and subject to any regulatory approvals.

Share Units granted under the Share Unit Plan are not transferable, except that a participant may transfer Share Units by will or by the laws of descent, distribution, or succession of the domicile of the deceased participant.

No financial assistance is currently provided by the Company to participants under the Share Unit Plan.

Pension Plan Benefits

Defined Benefit Plans

The Canadian executives of the Company for Fiscal 2026 named prior to May 31, 2017 (which includes Messrs. Boisjoli, Martel, Scullion and Dussault) participate in two defined benefit pension plans: a basic plan and a supplemental plan. Executives are not required to make mandatory contributions under the defined benefit pension plans. However, these executives may make optional ancillary contributions in order to provide for additional ancillary benefits at retirement or termination, subject to applicable legislation.

Benefits payable under the basic plan correspond to 2% of average base salary in the three continuous years of service during which the executives are paid their highest salary (up to the maximum earnings for each year, which was set at $187,833 for Fiscal 2025), multiplied by the number of years of credited service.

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The supplemental plan provides for additional benefits, depending on the management level of each executive, of:

●	2% of average base salary up to $187,833 for 2025 plus 1.75% of average base salary in excess of that amount;

●	2.25% of average base salary; or

●	2.50% of average base salary;

multiplied by the number of years of credited service (up to 40) less the pension payable under the basic plan.

Bonuses and any other compensation are not considered in the computation of pension benefits. Benefits are reduced by 0.33% for each month between the date of early retirement and the date of a participant’s 60th birthday or, if earlier, the date at which the participant’s age plus his/her years of service total 85. No benefits are payable from the supplemental plan if a participant has not completed five years of service. Upon the death of a participant, the spouse of the participant will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly instalments, in the aggregate, have been paid to the participant and/or to the designated beneficiary.

All pension benefits payable under these plans are in addition to government social security benefits.

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For Fiscal 2026, under the supplemental plan, Mr. Dussault was entitled to an accrual rate of pension of 1.75% while Messrs. Martel and Scullion were entitled to an accrual rate of pension of 2.25% and Mr. Boisjoli was entitled to an accrual rate of pension of 2.50%.

Name	Number of Years of Credited Service(1) (#)	Annual Benefit Payable		Opening Present Value of Defined Benefit Obligation(2) ($)	Change in Benefit Obligation During the Year		Closing Present Value of Defined Benefit Obligation(5) ($)
		At Year End ($)	At Age 65 ($)		Compensa- tory Change(3) ($)	Non- Compensa- tory Change(4) ($)
José Boisjoli Former President and CEO	36.92	1,215,400	N/A	16,429,000	467,000	-92,000	16,804,000

Sébastien Martel CFO	21.83	316,000	494,200	4,308,000	222,000	65,000	4,595,000

Sandy Scullion President, Powersports	31.58	454,300	568,200	7,220,000	240,000	18,000	7,478,000

Patrick Dussault Executive Vice-President, Global Manufacturing Operations, Powersports	29.25	204,600	325,800	3,135,000	204,000	91,000	3,430,000

(1)	As at January 31, 2026.

(2)	For calculation purposes, the same assumptions as those used for the preparation of the audited annual consolidated financial statements of the Company for Fiscal 2026 were used.

(3)

The compensatory change includes the annual service cost as well as the change in accrued benefit obligation attributable to the impact of the differences between actual earnings for the year, and those assumed in the previous year’s calculations.

(4)

The non-compensatory change amount represents the change in the accrued benefit obligation during the year attributable to items that are not related to earnings, such as assumption changes and interest on the accrued obligation. Key assumptions include a discount rate of 4.65% per year to calculate the accrued benefit obligation and 4.75% to calculate the annual service cost at start of year, and a discount rate of 4.90% to calculate the accrued benefit obligation and 5.05% per year to calculate the annual service cost at year-end. The CPM2014 Private Sector Mortality tables (Scale B) are used to calculate the accrued benefit obligation at start of year, the annual service cost and the benefit obligation at year-end.

(5)	For calculation purposes, the assumptions as of January 31, 2026, described in a report prepared by a consulting firm retained by the Company were used.

Defined Contribution Plans

The Canadian executives of the Company named after May 31, 2017 (which includes Mr. Uhr) participate in two defined contribution pension plans: a basic plan and a supplemental plan.

Under the basic plan, executives and the Company are required to make contributions expressed as percentages of base salary of up to $187,833. The contributions are deposited into the participant’s account and invested according to the investment instructions made by the participant.

Executives do not make contributions under the supplemental plan. Only the Company is required to make contributions, which are calculated as a percentage of the base salary in excess of $187,833. The contributions are credited to an unfunded and non-registered supplemental plan. Investment income is credited to the participant’s account at a rate equal to the rate of return under the basic plan.

Bonuses and any other compensation are not considered in the calculation of contributions.

Company contributions and investment income under the supplemental plan vest as follows: 33.3% after one year of service, 66.7% after two years of service and 100% after three years of service or more.

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Upon the death of a participant, the spouse of the participant will be entitled to the value of participant’s account (contributions and interests).

All pension benefits payable from these plans are in addition to government social security benefits.

For Fiscal 2026, Mr. Uhr contributed 3% of his base salary, up to $187,833. The Company contributed 15% of his base salary, up to $187,833, under the basic plan and 15% of his base salary in excess of $187,833 under the supplemental plan.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year-End(1) ($)

Sébastien Martel(2) CFO	97,200	-	107,700

Sandy Scullion(3) President, Powersports	235,800	-	252,800

Thomas Uhr(4) CTO	568,500	86,679	709,400

Patrick Dussault(5) Executive Vice-President, Global Manufacturing Operations, Powersports	472,800	-	541,400

(1)	As at January 31, 2026.

(2)	Value accumulated during Mr. Martel’s participation in the Defined Contribution Employee Pension Plan of the Company, from June 1, 2005, to June 1, 2007.

(3)	Value accumulated during Mr. Scullion’s participation in the Defined Contribution Employee Pension Plan of the Company, from June 1, 2005, to April 1, 2008.

(4)	Value accumulated during Mr. Uhr’s participation in the Executive Pension Plan of the Company, from February 1, 2020, to January 31, 2026.

(5)	Value accumulated during Mr. Dussault’s participation in the Defined Contribution Employee Pension Plan of the Company, from June 1, 2005, to June 1, 2013.

Termination and Change of Control Benefits

The Company has entered into executive employment agreements with each of the NEOs. These agreements provide for, among other things, the continuation of the executive’s employment for an indeterminate term in accordance with applicable law, as well as such NEO’s base salary, bonus entitlement, vacations, insurance coverage, pension benefits, perquisites and other matters related to the NEO’s employment.

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The following table describes the entitlement of NEOs in the event of a termination without cause within 12 months following a Change of Control (as defined in the first footnote below the table):

Triggering events (double trigger)	Termination of employment without cause within 12 months following a Change of Control(1)

Severance calculation	18 months of base salary + target bonus

Method of severance payment	Lump sum

Continuation of benefits (health care, but excluding disability)(2)(3)	18 months

Vesting of stock option awards

Immediate vesting of all unvested stock options

Vested stock options can be exercised prior to the earlier of (i) 180 days after termination, and (ii) the then-applicable Expiry Date of vested stock options, to exercise stock options

(1)

“Change of Control” under the relevant employment agreements has the same meaning as ascribed thereto under the Stock Option Plan, meaning the acquisition by any person or group of persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the Board of Directors.

(2)	Car benefits, Company products allowance, financial services and annual medical services cease after 12 months following the termination.

(3)	Health care coverage ceases earlier if new employment found before end of severance period.

The following table describes the entitlement of NEOs in the event of a termination without cause:

Triggering event	Termination without cause

Severance calculation	12 months of base salary + target bonus

Method of severance payment	Monthly instalments

Continuation of benefits (health care, but excluding disability)(1)(2)	12 months

Retirement plan—credit of years of service	12 months

Vesting of stock option awards	Forfeiture of all unvested stock options Vested options have to be exercised within the earlier of (i) 60 days of the termination and (ii) the expiry date of such vested options, except if the sum of the Participant’s age and number of years of service with the Corporation or any subsidiary of the Corporation, as applicable, as of the date of termination, is seventy (70) years (inclusively) or more, then the vested options have to be exercised within the earlier of (i) 60 months of the termination, and (ii) the expiry date of such vested options

(1)	Car benefits, Company products allowance, financial services and annual medical services cease after 12 months following the termination.

(2)	Health care coverage ceases earlier if new employment found before end of severance period.

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The following table sets forth estimates of the amounts payable to each of the NEOs who were employed by the Company at the end of Fiscal 2026 upon a termination without cause or upon a termination without cause within 12 months following a Change of Control:

Name of the NEO	Termination Without Cause ($)(1)	Termination Without Cause Within 12 months of a Change of Control ($)(2)

Sébastien Martel CFO	1,430,618	3,491,709

Sandy Scullion President, Powersports	1,451,118	3,511,857

Thomas Uhr CTO	1,126,903	2,636,329

Patrick Dussault Executive Vice-President, Global Manufacturing Operations, Powersports	1,033,100	2,715,743

(1)

For Messrs. Martel, Scullion, Uhr and Dussault, the amounts include 12 months of base salary and target bonus, continuation of benefits for 12 months and credit of 12 months of years of service to the retirement plan. The amounts exclude all vested in-the-money stock options which were outstanding as of January 31, 2026, which represent a value of $1,080,379, $1,071,248, $5,024,101, and $9,639, respectively. Value of stock options has been calculated using the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.

(2)

For Messrs. Martel, Scullion, Uhr and Dussault, the amount includes 18 months of base salary and target bonus, continuation of benefits for 18 months and the accelerated vesting of all unvested in-the-money stock options as of January 31, 2026, which represent a value of $1,663,782, $1,683,930, $1,076,001, and $1,338,743, respectively, but excludes all vested in-the-money stock options which were outstanding as of January 31, 2026. Value of stock options has been calculated using the closing price of the Subordinate Voting Shares on the TSX ($102.77) on January 30, 2026, being the last trading day before the end of Fiscal 2026.

A NEO is not entitled to receive any payment under the STIP if the effective date of his or her termination for cause or resignation occurs prior to the end of the fiscal year in respect of which the payout under the STIP is calculated. In addition, on the effective date of a NEO’s termination for cause or resignation, all such NEO’s vested and unvested stock options are forfeited and all his or her other benefits are terminated.

The Company has also entered into non-competition, non-solicitation and non-disclosure agreements with each of the NEOs. These agreements contain contractual covenants in favour of the Company, which includes a perpetual confidentiality covenant and a non-competition covenant which applies for a period of up to two years after the NEO’s termination of employment. NEOs are also subject to non-solicitation covenants in respect of employees and customers which apply for a period of up to two years after the NEO’s termination of employment.

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DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

Independence

The Board of Directors is currently comprised of 12 directors, 7 of whom are independent. Following the Meeting, assuming the election of all proposed director nominees at the Meeting, the composition of the Board of Directors will be comprised of 12 directors with 7 of them being independent.

Pursuant to NI 52–110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with a director’s exercise of independent judgment. Messrs. Hernández, Nomicos, Philip and Ross, and Mss. Kountze, Samardzich and Wortmann are independent under these standards.

As described above, all of the independent directors are standing for re-election. Mr. Le Vot is not independent under these standards as he is the President and Chief Executive Officer of the Company. Mr. Bekenstein is not considered independent because of his relationship with BCI. Mr. Pierre Beaudoin is not considered independent as he is the son of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Mr. Pierre Beaudoin is also the nephew of Janine Bombardier, Huguette Bombardier Fontaine and J. R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control. Mr. Charles Bombardier is not considered independent as he is the son of J. R. André Bombardier, who is part of the management of 4338618, a Principal Shareholder. Mr. Charles Bombardier is also the nephew of Claire Bombardier Beaudoin and Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and who both control Beaudier, a Principal Shareholder, through holding companies which they control. Ms. Élaine Beaudoin is not considered independent as she is the daughter of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Ms. Beaudoin is also the niece of Janine Bombardier, Huguette Bombardier Fontaine and J.R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control. Please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular. Although in the view of the Board of Directors such directors are not independent for the purposes of NI 52–110, assuming the election of the proposed director nominees at the Meeting, 11 of the 12 directors will not be members of the Company’s management.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management of the Company. To facilitate open and candid discussion among independent directors, the latter meet without management (including the President and CEO) at every meeting of the Board of Directors through private in-camera sessions. In addition, at any time, any independent director may, if considered necessary to facilitate open and candid discussion among the independent directors, call a meeting or request an in-camera session without management and non-independent directors.

Following the retirement of Mr. José Boisjoli, the Board of Directors appointed Mr. Pierre Beaudoin to serve as Chair of the Board of Directors effective February 1, 2026. On June 3, 2022, Ms. Samardzich was appointed as independent Lead Director in order to ensure appropriate leadership for the independent directors, and has continued to act as such for Fiscal 2026. Please refer to section “Disclosure of Corporate Governance Practices—Position Descriptions” of this Circular for further details on the respective roles of the Chair and the Lead Director.

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Tenure and Succession

The NGSRC is charged under its charter with identifying and recruiting candidates for election as independent directors, including replacements for designees of La Caisse, Beaudier Group and/or Bain, as applicable, as and when they lose the right to designate a member of the Board of Directors under the Nomination Rights Agreement. Please refer to sections “Disclosure of Corporate Governance Practices—Board of Directors Committees—Human Resources and Compensation Committee” and “Business of the Meeting—Election of Directors” of this Circular.

In this context, the NGSRC’s view is that the Board of Directors should reflect a balance between the depth of institutional experience that comes with longevity of service on the Board of Directors and the need for renewal and new perspectives. As such, the NGSRC has not adopted term limits, a retirement policy for its directors or other mandatory board turnover mechanisms. Instead of relying on tenure-limiting policies and mandatory retirement policies to drive turnover, the Board of Directors has implemented a robust annual Board of Directors and director assessment process, under the leadership of the NGSRC, as described in the following section “Assessment of the Board of Directors, Committees, Directors, and Chairs” of this Circular. In conjunction with this assessment process, individual directors are also canvassed on their intention to retire from the Board of Directors in order to identify impending vacancies as far in advance as possible. As a testament to the NGSRC’s belief that periodically adding new voices to the Board of Directors can help the Company adapt to a changing business environment, assuming all director nominees are elected at the Meeting, six new directors have joined the Board of Directors over the past five years, four of whom are independent. This would amount to eight new directors joining the Board of Directors since the Company’s IPO in May 2013, thereby ensuring a proper balance with institutional knowledge.

Please refer to section “Disclosure of Corporate Governance Practices—Board of Directors Committees—Nominating, Governance and Social Responsibility Committee” and “Disclosure of Corporate Governance Practices—Respect and Belonging in the Workplace” of this Circular for details on matters of succession.

Assessment of the Board of Directors, Committees, Directors, and Chairs

Each director annually completes an anonymous board effectiveness assessment questionnaire developed by the Chair of the NGSRC and the Corporate Secretary, which facilitates a written evaluation of the performance and effectiveness of the Board of Directors and each of the committees of the Board of Directors as well as self-assessments on the part of each individual director of his or her own skills and qualifications. The questionnaire covers such matters as the role, structure and composition of the Board of Directors and of each of its committees, as well as the role of the chair and of the lead director, the adequacy and timeliness of the information provided to directors as well as their understanding of shareholders’ perspectives and of the capital allocation strategy, the opportunity for directors to share their opinion freely during meetings, the process for overseeing the development and succession planning of the Company’s management; and the effectiveness of the meetings, including with respect to the time and discussions dedicated to discuss key strategic priorities, opportunities and risks facing the Company and performance of the Board of Directors, of each of its committees and of each committee’s chair. The resulting information is analyzed by the NGSRC, which in turn reports to the Board of Directors and identifies improvement opportunities.

The Chair of the Board of Directors receives the results of each director’s assessment and meets every year with each director individually which facilitates a discussion of the evaluation of his or her contribution and that of other directors and other aspects of the functioning of the Board of Directors. Every year, the questionnaire is reviewed and improved in order to reflect recent trends and specific needs of the Company.

Members of the Board of Directors are also asked in the questionnaire to assess and comment on the performance of the Chair of the Board of Directors. Individual assessments of the Chair’s performance are reviewed by the NGSRC.

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The contribution and effectiveness of each committee’s chair are assessed annually against their respective objectives and the standards of their respective position description. The NGSRC monitors and tracks progress of improvement opportunities identified through the self-assessment process, and the Board of Directors and its committees continuously refine various aspects of their practices as a result of the assessments. For example, the issues identified help the Board of Directors adjust its objectives, as needed, and inform the Board of Directors meeting agenda, as well as the agendas of the Board of Directors committee meetings. The result of the questionnaire regularly translates into concrete improvement. As an example, directors voiced through this assessment their desire to formalize the capital allocation strategy, which was subsequently accomplished during Fiscal 2024, and which was further improved in Fiscal 2025 following some additional feedback received during the Fiscal 2025 assessment. The questionnaire has also since been updated to survey directors on these improvements and their satisfaction with them.

Directorship of Other Reporting Issuers

Some members of the Company’s Board of Directors are also members of the boards of other public companies. Please refer to section “Business of the Meeting—Election of Directors—Description of Proposed Director Nominees” of this Circular. The Board of Directors did not adopt a director interlock policy but reviews external board and committee memberships of all directors as part of its annual evaluation of director independence. As at April 16, 2026, among the current directors and the proposed director nominees, Messrs. Pierre Beaudoin and Charles Bombardier both serve on the board of directors of Bombardier Inc. and Messrs. Bekenstein and Nomicos both serve on the board of directors of Dollarama Inc. The Board of Directors has determined that this relationship does not impair the ability of these directors to exercise independent judgment.

Mandate of the Board of Directors

The Board of Directors is responsible for supervising the management of the Company’s business and affairs. The Board of Directors’ key responsibilities relate to the stewardship of management, generally through the CEO acting in the best interests of the Company, and include the following:

●	adopting a strategic planning process;

●	overseeing technologies, capital investments and projects;

●	identifying risks and ensuring that procedures are in place for the management of those risks;

●	reviewing internal controls and reporting;

●	reviewing and approving annual operating plans and budgets;

●	overseeing corporate social responsibility and ethics;

●	adopting policies and practices and overseeing related risks and opportunities;

●	reviewing the integrity of the CEO and the other executive officers and ensuring that the CEO and other executive officers create a culture of integrity;

●	overseeing succession planning;

●	overseeing the appointment, training and supervision of management;

●	overseeing leadership development and executive compensation;

●	overseeing nomination process for new directors (subject to the charter of the NGSRC and the Nomination Rights Agreement);

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●	overseeing the Company’s corporate governance policies and practices;

●	reviewing and authorizing delegations and general approval guidelines for management;

●	monitoring financial reporting;

●	monitoring internal controls and management information systems;

●	seeking to ensure that the Company has a corporate disclosure and communications policy in place in accordance with the published securities laws guidance;

●	adopting measures for receiving feedback from stakeholders;

●

adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically, with honesty and integrity and taking into account the Company’s corporate social responsibility; and

●

overseeing the Company’s corporate social responsibility program (including its approach to environmental, social and governance practices) as well as matters of compliance, ethics and integrity, it being understood that some of these topics may be delegated from time to time to the expertise of one or more of the committees.

Under its mandate, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to Board of Directors committees and to engage outside advisors, at the Company’s expense, where, in its view, additional expertise or advice is required. The text of the Board of Director’s mandate is attached to this Circular as Schedule “A”.

Position Descriptions

Chair of the Board of Directors and Committee Chairs

Effective February 1, 2026, the Board of Directors appointed Mr. Pierre Beaudoin to serve as Chair of the Board of Directors, which followed the retirement of Mr. José Boisjoli who served as Chair of the Board of Directors from May 30, 2019 to January 31, 2026.

The Board of Directors has adopted a written position description for the Chair of the Board of Directors which sets out the chair’s key responsibilities, including duties relating to setting Board of Directors meeting agendas, chairing Board of Directors and shareholder meetings, director development, Board of Directors, committee and director assessment, leadership in ensuring that the Board of Directors works as a cohesive team, monitoring the work of the committees to ensure that delegated projects or responsibilities are carried out and reported to the Board of Directors and communicating with shareholders and other stakeholders. In Fiscal 2024, the written position description for the Chair of the Board of Directors was amended, notably, to specify that the Chair shall, as required and in collaboration with the Lead Director, ensure that directors have the opportunity, at each meeting, to meet separately without management personnel being present (including the President and CEO), and when necessary, to have meetings with only independent members of the Board.

The Board of Directors has also adopted a written position description for each of the committee chairs which sets out each of the committee chair’s key responsibilities, including duties relating to setting committee meeting agendas, chairing committee meetings, working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee and reporting to the Board of Directors.

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Lead Director

Ms. Samardzich was appointed independent Lead Director of the Company on June 3, 2022.

The primary functions of the Lead Director are to provide leadership to the directors to enhance the effectiveness and independence of the Board of Directors and to facilitate the efficient functioning of the Board of Directors. The Board of Directors has adopted a written position description for the Lead Director which sets out the Lead Director’s key responsibilities, including duties relating to the conduct of directors’ meetings and participation in policy implementation and succession planning, ensuring that appropriate structures and procedures are in place so that the Board of Directors may function independently from management, ensuring, in consultation with the Chair of the Board of Directors and the CEO, that there is an effective and transparent communication between the Board of Directors and management, and that the respective responsibilities of the Board of Directors and of management, as well as the boundaries between them, are clearly understood and respected, and advising the Chair of the Board of Directors and the CEO on the appropriate flow of information to the Board of Directors. Furthermore, the Lead Director has the duty to act, in collaboration with the Chair of the Board of Directors and the CEO, as a representative of the Board of Directors with the Company’s shareholders in the context of specific engagements.

President and CEO

Effective February 1, 2026, the Board of Directors appointed Mr. Denis Le Vot to serve as President and CEO of BRP, which followed the retirement of Mr. José Boisjoli who served as President and CEO of BRP from December 2003 to January 31, 2026.

The primary functions of the President and CEO are to lead the day-to-day management of the Company’s business and affairs and to lead the implementation of the resolutions and the policies of the Board of Directors.

The Board of Directors has developed a written position description and mandate for the President and CEO which sets out the President and CEO’s key responsibilities, including duties relating to providing leadership in managing the Company, ensuring that matters requiring decisions by the Board of Directors are brought to its attention in a timely fashion, fostering a corporate culture that promotes ethical practices, individual integrity and that maintains a positive work climate that is conducive to attracting, retaining and motivating top-quality employees, providing leadership to management in support of the Company’s commitment to corporate social responsibility, ensuring the implementation of the strategic and operating plans approved by the Board of Directors and developing an annual business plan and budget that supports such strategic plan, identifying and managing risks related to the business of the Company, ensuring the accuracy, completeness and integrity of the Company’s corporate disclosure, developing and implementing an effective communications policy, serving as a spokesperson for the Company and ensuring proper communication between the Company’s management and the Board of Directors.

In Fiscal 2024, the written position description for the President and CEO was amended to reflect that the President and CEO shall, in addition to the above, create a culture within the Company that supports the achievement of strategic and operational objectives by ensuring rigor in the recruitment, selection, individual development and the monitoring of executive team members and other senior management personnel, thus ensuring the Company maintains a strong succession plan; develop an awareness of global trends in the Company’s core lines of operations so as to manage rapid technological developments; promote and protect the Company’s reputation in its markets and with all customers, communities, and government and regulatory bodies; ensure the development of a long-term strategic plan for the Company to maximize value for all stakeholders and growth of the Company in a sustainable and responsible manner and recommend the plan to the Board of Directors for consideration; and see to the continuous improvement in the quality and value of the products and services provided by the Company and promote an environment of customer focus and outstanding customer service so as to respond to the demands of increasingly service-oriented markets.

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Board of Directors Committees

The Board of Directors ensures that the composition of its committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

Audit Committee

The Audit Committee must be composed of a minimum of three directors, each of whom must be independent and meet the criteria for financial literacy established by applicable laws, including NI 52–110. The Audit Committee is currently composed of Mss. Kountze and Wortmann and Messrs. Hernández, Ross and Nomicos, all of whom are independent and meet the criteria for financial literacy established by applicable laws, including NI 52–110. Mr. Ross was appointed to the Audit Committee on November 18, 2022, and he also has the necessary experience to qualify as a financial expert under the rules adopted by the U.S. Securities and Exchange Commission in accordance with the Sarbanes Oxley Act of 2002, in addition to being a CPA. In May 2025, Mr. Ross was appointed chair of the Audit Committee in replacement of Mr. Nomicos who served as chair of the Audit Committee until then. The relevant experience of each member of the Audit Committee is described as part of their respective biographies. Please refer to section “Business of the Meeting—Election of Directors—Description of Proposed Director Nominees” of this Circular.

The Board has adopted a written charter describing the mandate of the Audit Committee of the Company. The charter of the Audit Committee reflects the purpose of the Audit Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to ensuring the effectiveness and adequacy of the disclosure of controls and procedures over financial reporting and non-financial reporting, ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, including Sustainability/ESG-related disclosure documents, ensuring that an effective internal audit process has been implemented, ensuring that an effective risk management and financial control framework has been implemented and tested by the Company’s management, providing better communication between directors, management, internal auditors and external auditors, overseeing the work and reviewing the independence of the external auditors, and reporting to the Board of Directors on any outstanding issue. The Audit Committee also reviews significant accounting and reporting issues, including unusual or sensitive matters such as disclosure of related party transactions, and has oversight of information technology security and control, as well as of cybersecurity and data protection as a whole, and not just with respect to internal controls. In Fiscal 2024, the charter of the Audit Committee was amended to clarify that the committee reviews the Company’s CSR/ESG-related reports and disclosure documents before being publicly released or provided by the Company to any governmental or regulatory body, and considers the adequacy and completeness of the financial information contained therein and, if appropriate, recommends to the Board their approval and disclosure.

More specifically, the Audit Committee has oversight of information technology security and control, as well as of cybersecurity, technological (including artificial intelligence) risk issues and data protection as a whole, and not just with respect to internal controls. Indeed, the Audit committee has the responsibility to review on a quarterly basis, with the assistance of the Chief Information Officer (CIO) or his delegate, the information technology and information security strategies, risk management, operating performance and related matters, including the effectiveness and adequacy of computerized accounting systems, the protections against damage and disruption, and security of confidential information through information systems reporting as well as the Company’s information security and cybersecurity policies, guidelines, controls, initiatives and incident response plans and procedures. The CIO or his delegate briefs, on a quarterly basis, the Audit Committee on the Company’s cybersecurity and information security posture. The presentation includes an executive summary, including an overview of progression on cybersecurity projects showcasing how the Company is doing with respect to key cyber capabilities. The CIO’s presentation also includes an overview of new cybersecurity trends, regulations, threats, risks and incidents. In addition, on an annual basis, the Company also does a risk assessment of most probable threat scenarios and focus areas for risk mitigation versus its residual risks. The Audit Committee then presents those updates to the Board through the committee report presented each quarter.

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Additional information relating to the Audit Committee can be found in the section entitled “Audit Committee Information” of the 2026 AIF available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com.

Human Resources and Compensation Committee

The HRCC must be composed of at least three directors, and is currently composed of Ms. Beaudoin and Ms. Samardzich, and Messrs. Bekenstein and Philip, with Mr. Philip acting as chair of the HRCC. All members of the HRCC have a working familiarity with human resources and compensation matters.

The Board of Directors has adopted a written charter describing the mandate of the HRCC, and reflecting the purpose of the HRCC, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the establishment of key human resources and compensation policies (including all incentive and equity-based compensation plans), the performance evaluation of the CEO and the executive officers, the determination of the compensation for the CEO and the executive officers of the Company, succession planning (including the oversight over the appointment and evaluation of senior officers, but excluding CEO succession) and reporting to the Board of Directors on any outstanding issue.

The HRCC is also responsible for monitoring the succession planning of the executive officers and key members of senior management, other than the CEO. Please refer to section “Disclosure of Corporate Governance Practices—Board of Directors Committees—Nominating, Governance and Social Responsibility Committee” of this Circular for further information on the succession planning for the CEO.

As part of the succession planning oversight responsibilities of the executive officers and key members of the senior management, the HRCC periodically reviews the organization’s structure in light of recent changes and potential future changes as well as the succession plan status for all executive officers, except the CEO. The objective of the succession planning process is to identify individuals who are able to move into key leadership roles not only in the normal course of the Company’s growth but also in the event of an unplanned vacancy, and to assist these individuals in developing their skills and competencies and, if there are gaps in readiness, to identify roles for which an external talent search may be required. The directors also meet with members of the management team through their participation in meetings and presentations to the Board of Directors and its committees, as well as occasionally through site visits or informal meetings throughout the year, which allows directors to identify and get better acquainted with members of the management team who are potential future leaders of the Company and to obtain a broader perspective on issues relevant to the Company.

In order to encourage an objective process for determining compensation, the HRCC may retain, as needed, the services of a global professional services firm and conducts extensive benchmarking.

Pursuant to the Nomination Rights Agreement, for so long as each of Bain and the Beaudier Group continue to have the right to designate at least one member of the Board of Directors, each has the right to appoint one member of the HRCC. Please refer to section “Disclosure of Corporate Governance Practices—Nomination Rights Agreement” of this Circular.

Nominating, Governance and Social Responsibility Committee

The NGSRC must be composed of at least three directors. The NGSRC is currently composed of Ms. Beaudoin and Ms. Wortmann, and Messrs. Bekenstein and Philip, with Mr. Philip acting as the chair of the NGSRC. Ms. Beaudoin and Mr. Bekenstein are non-independent members of the NGSRC. The Board of Directors believes it is appropriate and beneficial, particularly for a corporation with controlling shareholders, to include directors associated with these shareholders as members of the NGSRC. Their presence ensures that the perspectives and interests of the controlling shareholders are effectively represented in discussions concerning governance and sustainability matters.

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The Board of Directors has adopted a written charter describing the mandate of the NGSRC. The charter of the NGSRC reflects the purpose of the NGSRC, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the CEO succession planning, the compensation of directors, identifying individuals qualified to be nominated as members of the Board of Directors (subject to the terms of the Nomination Rights Agreement), developing corporate governance guidelines and principles for the Company, assessing the structure, composition, performance and effectiveness of Board of Directors committees, evaluating the performance and effectiveness of the Board of Directors, reviewing and assessing the Company’s policies and practices with respect to its corporate social responsibility program, including without limitation in regard to respect and belonging in the workplace, and reporting to the Board of Directors on any outstanding issue.

While the Board of Directors maintains, as the ultimate steward of ESG matters, an oversight of the measures put in place by management to mitigate climate risk as well as management’s assessment of this risk and its possible impacts on the Company’s operations and activities, such oversight is performed both at the Board level and through its committees, including the NGSRC, which is specifically tasked with climate-related targets and opportunities oversight. The Company works to increase the resilience of its business to address physical and transitional climate risks through integration of climate issues management into its governance, strategy, risk management and metrics. Please refer to section “Disclosure of Corporate Governance Practices—Sustainability” of this Circular for additional information regarding the Company’s sustainability plan and progress.

The NGSRC annually conducts an assessment of the performance and effectiveness of the Board of Directors and of the committees of the Board of Directors to evaluate their contribution. Please refer to section “Disclosure of Corporate Governance Practices—Board of Directors—Assessment of the Board of Directors, Committees, Directors, and Chairs” of this Circular.

The charter of the NGSRC also provides that the committee is charged with selecting candidates for election as directors, including replacements for designees of Principal Shareholders, as applicable, as and when they lose their rights to designate directors under the Nomination Rights Agreement. In identifying new candidates for the Company’s Board of Directors, the NGSRC will consider what competencies and skills the Board of Directors, as a whole, should possess, assess what competencies and skills each existing director possesses, considering the Board of Directors as a group, with each individual making his or her own contribution, the personality and other qualities of each director and the overall diversity of views and business experience of the Board of Directors as these may ultimately determine the boardroom dynamic. Individuals selected as nominees shall have the highest personal and professional integrity, shall have demonstrated exceptional ability and judgment and shall, in the opinion of the NGSRC, be most effective, in conjunction with the other directors, in collectively serving the long-term interests of the shareholders. The NGSRC regularly reviews the profile of the Board of Directors, including the age and tenure of individual directors, and the representation of diversity of thoughts and perspectives, background, skills and experience, as well as geography and various areas of expertise, the whole as necessary for good governance and efficient management. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board of Directors can carry out its responsibilities effectively while facilitating transition following the election or appointment of new directors. Succession planning for the Board of Directors, in line with these objectives, has been a key focus of the NGSRC and the Board of Directors in recent years. For instance, in Fiscal 2021, the addition of Ms. Kountze brought relevant expertise in information security, information technology, technology and cybersecurity to the Board of Directors, and Mr. Hernández enhanced the expertise in the automotive industry and brought an important perspective on the Company’s Mexican operations. In Fiscal 2023, the addition of Mr. Ross has complemented the current skills and capabilities of the Board of Directors by bringing expertise in financial services and markets, as well as risk management, and the addition of Ms. Beaudoin in Fiscal 2024 has further strengthened the Board of Directors’ expertise in finance, accounting as well as human resources. In Fiscal 2026, the addition of Ms. Wortmann further strengthened the Board of Directors’ expertise in finance, retail and consumer goods, strategy, marketing, manufacturing and automotive.

The following matrix provides a summary of the competencies, skills, experience and expertise that each current director or proposed director nominee possesses as well as other information that may be

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relevant for purposes of identifying new directors. The board skills matrix is periodically updated to reflect emerging areas of focus that are important to the Board of Director’s role in risk management and strategic planning oversight.

Board Members	Pierre Beaudoin	Élaine Beaudoin	Joshua Bekenstein	Charles Bombardier	Ernesto M. Hernández	Katherine Kountze	Denis Le Vot	Nicholas Nomicos	Edward Philip	Michael Ross	Barbara Samardzich	Hildegard Maria Wortmann

Characteristics

Tenure	7	3	23	6	5	5	-	22	21	3	9	1

Age (Est)	63	62	67	52	68	63	61	63	60	66	67	59

Independent					X	X		X	X	X	X	X

Active / Retired	R	A	A	A	R	A	A	A	R	R	R	R

Geography	Canada	Canada	U.S.A	Canada	Mexico	U.S.A	Canada	U.S.A	U.S.A	Canada	U.S.A	Germany

Gender	M	F	M	M	M	F	M	M	M	M	F	F

Ethnical/Racial Diversity					X	X

Functional Experience

CEO	X		X				X		X

CFO								X	X	X

GM / P and L / COO (Operations)	X			X	X		X	X	X		X	X

Industry Knowledge / Experience

Financial Services / Banking / Markets			X					X	X	X		X

Finance		X	X					X	X	X		X

Strategy	X		X		X	X	X	X	X	X	X	X

Risk Management	X					X	X			X	X

Accounting		X							X	X

IS / IT / Technology				X		X

Marketing				X	X		X					X

Human Resources		X	X					X

Procurement / Supply Chain					X		X	X			X

Retail				X	X	X	X	X		X		X

Deep Powersport insight	X			X					X

Consumer Goods and Sustainable Development					X	X		X	X		X	X

Automotive, Industrial Machinery and Equipment					X		X	X			X	X

Cybersecurity						X

Other Boards

Other Public Corporate Boards Currently Serving	Bombardier Inc.		Bright Horizons Family Solutions Inc.; Dollarama Inc.; Bob’s Discount Furniture Inc.	Bombardier Inc.	Constellation Brands, Inc.; Dana Incorporated	Unitil Corporation		Dollarama Inc.	United Airlines Holdings, Inc.; Strata Critical Medical, Inc.		Adient plc	Ferrovial, SE

Committees(1)

Audit					X	X		X		C		X

Investment and Risk				X	X			X			C

Human Resources and Compensation		X	X						C		X

Nominating, Governance and Social Responsibility		X	X						C			X

(1)	Nominees marked with “C” are Chair persons.

Definition of Skills

Financial Services / Banking / Markets Experience in capital markets, bank financing, investment management and financial services.	Finance Experience with mergers and acquisitions, financial transactions and corporate finance at any management level.

Risk Management Experience and understanding of risk identification, risk management systems and a knowledge of risk related issues in the powersports industry.	Accounting Experience with accounting, financial reporting and Canadian GAAP/IFRS principles.

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Marketing Experience with social media, marketing, content creation and other forms of mass communication.	Human Resources An understanding of forms of compensation, talent acquisition, human resources and social skills.

Retail Experience and understanding with the retail sector and market.	Deep Powersport insight An understanding of the powersports industry, products and marketplace.

Automotive, Industrial Machinery and Equipment Experience and understanding of automotive, industrial machinery and equipment brands, markets and products.	Strategy Experience in senior management positions dealing with complex issues, problem-solving, growth plans and strategic initiatives.

IS / IT / Technology Experience in senior management positions deploying technology, innovation and digital platforms.	Procurement / Supply Chain Experience and knowledge of strategic procurement, supplier relations and logistics.

Consumer Goods and Sustainable Development Experience with sustainable development and consumer goods in senior management position either globally or domestically.	Cybersecurity Experience and understanding of malware prevention, privacy strategy and technological vulnerabilities.

Please refer to section “Disclosure of Corporate Governance Practices—Respect and Belonging in the Workplace” of this Circular for further details on matters of succession.

The NGSRC is also responsible for monitoring the succession planning process for the President and Chief Executive Officer. During Fiscal 2026, following the announced intention of Mr. Boisjoli to retire from the Company at the end of Fiscal 2026 and consistent with its ongoing and rigorous succession planning process, on behalf of the Board of Directors, the NGSRC retained a leading executive search firm to conduct a comprehensive global search, evaluating both internal and external candidates to identify a new CEO. At the conclusion of the rigorous global selection process, the Board of Directors, on advice from the NGSRC, unanimously appointed Mr. Le Vot as President and CEO of the Company, effective February 1, 2026.

Furthermore, succession plans are reviewed by the NGSRC at regular intervals during the year. The NGSRC provides regular updates on the progress made to the Board of Directors throughout the year, and succession planning is done on a continuous and integrated basis for the short, medium and long terms. Representation is also an important consideration in succession planning.

The charter of the NGSRC may not be amended without the written consent of each Principal Shareholder party to the Nomination Rights Agreement at the relevant time. In addition, for so long as each of Bain and the Beaudier Group continue to have the right to designate at least one member of the Board of Directors, each will have the right to appoint one member of the Board of Directors to the NGSRC. Please refer to section “Disclosure of Corporate Governance Practices—Nomination Rights Agreement” of this Circular.

Investment and Risk Committee

The investment and risk committee of the Company (the “Investment and Risk Committee”) must be composed of a minimum of three directors. The Investment and Risk Committee is currently composed of Messrs. Bombardier, Hernández, Nomicos and Ms. Samardzich, with Ms. Samardzich as chair of the Investment and Risk Committee. All members of the Investment and Risk Committee have a working familiarity with corporate finance and investment matters.

The Board of Directors has adopted a written charter describing the mandate of the Investment and Risk Committee. The charter of the Investment and Risk Committee reflects the purpose of the Investment and Risk Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company’s exposure to key risks, except for risks that remain the primary responsibility of another Committee of the Board, and the Company’s enterprise risk management policies, programs and practices regarding financial, strategic and operational matters; the Company’s financial and related risk management policies, strategies and practices, including the Company’s capital structure and the utilization of financial instruments; and the Company’s capital expenditure and investment plans and proposed significant capital expenditures; and reporting to the Board of Directors on any outstanding issue.

Shareholder Engagement

The Board of Directors firmly believes in the importance of engaging actively and regularly with the shareholders of the Company, including subordinate shareholders specifically. As with BRP’s other stakeholders, the Company constantly solicits feedback from shareholders as well as from the investment

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community. This feedback assists the Company in continuously improving its investor relations program and financial disclosure, and in comparing its performance objectively against other publicly traded companies.

Meetings are held regularly between BRP’s executive officers and institutional shareholders. For instance, on a quarterly basis, the Company holds investor presentations with the investment community to review the financial and operating results of the quarter or the financial year, which presentations are accessible to the shareholders on the Company’s website at www.brp.com. BRP’s Head of Investor Relations and relevant members of senior management also participate every quarter in roadshows and meetings with the investors to discuss their views and address their concerns, if any. In addition, from time to time, the Company holds specific “Investor and Analyst Days” during which relevant members of senior management make themselves available to answer questions and provide investors with important updates. During Fiscal 2026, the Company hosted a live webcast of its Analyst & Investor Day 2025 from Valcourt, Québec, where management discussed the Company’s current activities and presented its Mission 28 (M28) strategic plan, and received questions from analysts and investors. Executive officers are also regularly invited to speak at broker-sponsored industry investor conferences. Through these various channels of interactions, in Fiscal 2026, the Company interacted with over 200 shareholders and other investors worldwide, as well as sell-side research analysts.

Moreover, from time to time, the Company sends a questionnaire to its shareholders to solicit direct and anonymous feedback on their perception of the Company’s strategy, capital allocation, ESG and key corporate governance practices. Similarly, IR Impact, a global leader in investor relations intelligence, conducts annually a survey and publishes a report that offers feedback, statistics and in-depth analysis of how peers approach their IR strategy, allowing the Head of Investor Relations to understand where BRP stands and to keep a pulse on market shifts.

The Board of Directors is also committed to maintaining an open and transparent dialogue with its shareholders and addressing their concerns: it is possible for shareholders to request a meeting with one or more members of the Board of Directors, which may be arranged through the Head of Investor Relations, when appropriate, and the Board will periodically invite certain shareholders to speak to the entire Board, allowing such shareholder to present its perspectives on the Company, offer direct feedback to the Board and answer any questions the Board members may have. The responsibilities of the Lead Director were also enhanced in Fiscal 2023 and Fiscal 2024 to include formalizing and participating in shareholder outreach, contributing to the meetings of shareholders in such capacity as is appropriately delegated to the Lead Director and responding to such questions from shareholders as addressed to the Lead Director at those meetings. Moreover, in the normal course of operations, certain corporate actions which may be material to BRP are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to the Company’s Board of Directors for consideration and approval and, when appropriate, such matters are also discussed with BRP’s shareholders. In order to engage with shareholders with respect to executive compensation, the Company also holds an advisory non-binding vote on executive compensation (Say-on-Pay): at last year’s annual shareholder meeting, shareholders were asked to consider an advisory resolution regarding the Company’s approach to executive compensation, which advisory resolution received the approval of 99.56% of shareholders. This year again, at the Meeting, shareholders will be asked to consider the Say-on-Pay Advisory Resolution regarding the Company’s approach to executive compensation. For further details on the Say-on-Pay Advisory Resolution, please refer to section “Business of the Meeting—Say-on-Pay Advisory Resolution on Approach to Executive Compensation” of this Circular.

To facilitate questions and comments from shareholders, outside of the existing channels described above, the following means of communication are also available:

●	through BRP’s website at www.brp.com, under “Contact Us”;

●	by calling the Company’s customer service department at 1 (888) 272-9222;

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●

by communicating with the Head of Investor Relations by e-mail (ir@brp.com), who is committed to meeting with the investment community and the Company’s shareholders to address any shareholder-related concerns and provide public information on the Company; and

●	by contacting BRP’s Lead Director by sending an e-mail to corporate.secretariat@brp.com addressed to the Lead Director.

Orientation and Continuing Education

The Company recognizes ongoing director education as an important component of good governance. Directors ensure to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments.

Orientation program

The Company has in place an orientation program for new directors pursuant to which they will meet separately with the Chair of the Board of Directors, individual directors and members of the senior executive team to familiarize themselves with the Company and its business, as well as the expected contribution of individual directors. A new director will be presented with the Board of Directors policies and procedures, the Company’s current strategic plan, organizational structure, operations, governance and compensation plans, financial plan and capital plan, the most recent core public disclosure documents and other materials relating to key business issues. A new director will also be visiting selected facilities.

While directors personally ensure that they are up to date in their awareness of company and industry issues and their duties and responsibilities as directors, the chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the respective committee’s mandate. The Chair of the Board of Directors is also responsible for instituting learning programs for directors.

Meetings

The Company helps to facilitate corporate governance best practice relating to orientation and continuing education in various ways. Board of Directors dinner sessions generally take place the evening prior to regularly scheduled board meetings, as an opportunity for the Board of Directors to accomplish a number of important governance objectives, including: (i) meeting the CEO and other executives in an informal environment, (ii) holding educational sessions on important topics with respect to BRP’s business and some of its strategic initiatives, and (iii) strengthening the directors’ collegial working relationship.

At each quarterly board meeting, the chair of each of the board’s committees generally briefs the board on the deliberations of the committee and presents any matters recommended by the committee for board approval. The Board of Directors is also regularly updated throughout the year regarding both operational and strategic developments in the Company’s business. In addition to the distribution of written briefing materials on significant topics, internal sessions are generally offered to the Board of Directors and its committees by staff, management and external service providers and industry participants to advance their understanding of the Company, the industry and market trends, the competitive environment in which it operates as well as strategic opportunities or specific challenges facing the Company and its management. For instance, on an annual basis, all members of the NGSRC are being offered a presentation on recent trends in corporate governance, which sets the stage to have informed discussions on potential improvements to consider for the Company. Similarly, the members of the Investment and Risk Committee are offered various opportunities to further their understanding of the Company’s investment strategy and capital expenditures.

Other examples of specific presentations from management and external experts to the Board of Directors members in Fiscal 2026 include:

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Description	Attendees

Presentations on recent U.S. tariffs	All members of the Board of Directors

Presentation on new products	All members of the Board of Directors

Presentation of an overview of the defense business sector	All members of the Board of Directors

Presentation on ongoing mergers & acquisitions activities	All members of the Board of Directors

Presentation on BRP’s sales and business dynamics	All members of the Board of Directors

Presentation on the various demand planning tools of the Company	All members of the Board of Directors

Presentation on BRP’s operational excellence initiatives in assembly plants	All members of the Audit Committee

Presentation on ESG trends and update on ESG disclosure requirements	All members of the Audit Committee

Presentation on new accounting standard developments related to IFRS 18	All members of the Audit Committee

Presentation on trends in executive compensation, short-term and long-term incentive plans	All members of the HRCC

Presentation on trends in management compensation	All members of the HRCC

Presentation on ESG trends and update on ESG disclosure requirements	All members of the NGSRC

Plant visits and product trials

It is the practice of the Company to conduct from time to time board and committee meetings at one or more of its manufacturing plants around the world. This allows the directors an opportunity to meet the Company’s management in different geographic markets and circumstances, view the differences and similarities in the foreign locations and come to a better understanding of the unique needs and advantages that such facilities experience, and the business opportunities that foreign markets have to offer.

In Fiscal 2026, all members of the Board of Directors had the opportunity to participate in various product trials, including the newly introduced models of ATVs and SSVs. Several members of the Board of Directors attended the Company’s dealer meeting in Boston, Massachusetts, which allowed them to get closer to the dealers from around the world and to new products and trends.

In addition, the directors of the Company travel broadly, and they are encouraged to seek opportunities in their travels to pay individual visits to the Company’s plants around the world.

Wide Spectrum Participation

The committees of the Board of Directors welcome the attendance as guests of other directors who are not regular members of a committee. Although such a guest director does not vote on the deliberations of a committee, he or she nevertheless gains an understanding of the issues, policies, regulatory environment and specific concerns that drive the decision-making of the committee. This is particularly so in the case of the Audit Committee, including with respect to cybersecurity and CSR updates that may be relevant for other board members.

Association Membership

The Board of Directors’ continuing education policy encourages directors to attend external conferences and educational programs at the Company’s expense, to enhance their knowledge of the industries in which the Company carries on business as well as governance and director responsibilities.

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The Company also maintains a board membership with the Canadian Institute of Corporate Directors for the benefit of all its directors and several directors are also members of the U.S. National Association of Corporate Directors, two recognized professional associations that provide access to information, events and training on directors’ role and obligations, and on governance. The membership fees are paid by the Company.

Distribution of Media Coverage and other publications

The Chair and the Lead Director regularly circulate to the Directors copies of relevant newspaper articles, analysts’ reports, industry reports and other publications. Chairs of the various committees as well as the auditors of the Company also circulate materials on governance developments and trends and other relevant publications.

Ethical Business Conduct

BRP is committed to ethics excellence and continuously, meaningfully reinforces this commitment. The Company has a dedicated committee (the “Ethics and Compliance Committee”), which includes relevant members of the Company’s management and whose mandate is, among other things, to oversee compliance with the Code of Ethics and governance policies. Quarterly reports on program performance and investigations of matters above a certain risk-level are presented to the Ethics and Compliance Committee and the Audit Committee of the Board. The Company’s whistleblower policy (the “Speak Up Policy”) encourages its employees and external stakeholders, including employees of suppliers, to come forward and speak up when they suspect or witness a conduct which could violate the Code of Ethics, Third-Party Code of Conduct or other policies or any applicable law including any situations of possible modern slavery, such as any signs of human rights abuses in the Company’s business, its supply chain or in a third party’s operations. The Speak Up Policy provides multiple channels to report, including by contacting the ethics and compliance team or through the Integrity Hotline. Retaliation against anyone who speaks up in good faith is strictly prohibited as specified in the policy and the Code of Ethics.

BRP’s Chief Legal Officer & Corporate Services also plays a key role in overseeing the execution of the ethics and compliance program, notably by:

●

overseeing all activities related to planning, implementing, overseeing, and enforcing BRP’s ethics and compliance program, including the Company’s Code of Ethics and associated annual training and certification;

●	developing policies and practices to promote and enhance a culture of integrity and ethical business practices, including policies and practices related to conflicts of interest; and

●	promoting a speak up culture which encourages employees to ask questions or raise concerns.

Code of Ethics

The Company has a code of ethics (the “Code of Ethics” or “Code”) that applies to the directors, officers, employees and representatives of the Company, including those employed by subsidiaries. The objective of the Code is to provide employees with guidelines and resources to help them make ethical decisions within their workplace, their business relationships, when handling company assets and to ensure a sustainable impact in their communities. Topics covered in the Code include, among others, respectful workplace, workplace health, safety and security, fair competition, anti-corruption, conflicts of interest, insider trading, gifts and hospitality, data privacy, political activity, use of corporate assets, confidential information, responsible communications and asking questions and speaking up. When the Code or the Company’s governance policies are not respected, disciplinary actions can follow and can include dismissal or could lead to civil or criminal penalties for those involved.

The NGSRC is responsible for assisting the Board of Directors in reviewing and updating the Code of Ethics periodically, reviewing the system that the Company’s management will establish to enforce the

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Code of Ethics and reviewing management’s monitoring of the Company’s compliance with the Code of Ethics. Finally, each director signs annually a document attesting that they read the Code of Ethics, and where they must disclose whether, to their knowledge, there has been any conduct of a director or executive officer that constitutes or constituted a departure from the Code of Ethics in the last year.

The Code of Ethics is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Third-Party Code of Conduct

BRP’s Third-Party Code of Conduct provides the Company’s expectations of ethical behavior, legal compliance and responsible business practices to all third parties, whether they supply goods or services to BRP, sell or distribute its products, parts, accessories and apparel, collaborate with it, or act on its behalf and to reflect evolving laws, regulations, and best practices.

The Third-Party Code of Conduct is available under the Company’s website at www.brp.com under “Partners/Documents”.

Conflicts of Interest and Related Party Transactions

Under the Code of Ethics and the Company’s Conflicts of Interest policy, members of the Board of Directors are required to identify and avoid situations of actual, potential or perceived conflicts of interest, including related party transactions, and to disclose such situations to the entire Board of Directors as well as any committee on which they serve using a disclosure form available online on the Company’s Ethics & Compliance website. In addition, the Audit Committee has delegated to the Ethics and Compliance Committee the responsibility to review disclosures of related party transactions and ensure that the necessary actions are taken, that appropriate controls are put in place to mitigate the risks and that the Company’s interests are protected. A director who has an actual, potential or perceived conflict of interest in a matter before the Board of Directors or any committee on which he or she serves (including related party transactions) is required to disclose such conflict of interest as soon as the director becomes aware of it. In situations where a director has a conflict of interest in a matter to be considered by the Board of Directors (including related party transactions), such director may be required to recuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the CBCA regarding conflicts of interest. Similarly, employees of the Company are required to identify any situations of actual, potential or perceived conflicts of interest, including through entering into related party transactions, and seek guidance from their manager or the ethics and compliance team to determine if they need to disclose the situation.

Reporting Ethical Issues

The Code of Ethics and Speak Up Policy require that employees report any possible violations of the Code or of any other BRP governance policies. BRP’s management wants employees to feel safe to ask questions or raise concerns, which is why there are several ways to do so. Employees can either speak to their manager, a human resources business partner, the ethics and compliance team or the legal department or use BRP’s Integrity Hotline, a system operated by an independent third-party service provider which can be accessed 24/7 by phone or online on a completely anonymous and confidential basis.

As stated in the Code of Ethics and Speak Up Policy, no person, acting in good faith, who provides information relating to an issue, violation or complaint, can be subjected to any form of reprisal or retaliation and any such behaviour will be treated as a serious violation of the Code of Ethics. Corrective measures of varying degrees of severity, including but not limited to, termination without notice or termination of a contractual relationship, will be taken against any person who is determined to have engaged in this behaviour.

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Training & Communications

Each year, BRP employees must complete the Code of Ethics certification, pursuant to which they must acknowledge understanding the Code and undertake to comply with its provisions as well as all the Company’s governance policies, and an online training on selected topics of the Code must be completed prior to the certification. In Fiscal 2026, it included chapters on harassment, working with third-parties, data privacy, speaking on behalf of BRP and speaking up. As part of this process, employees must also disclose any possible conflict of interest situations. New hires must also complete this exercise as part of their onboarding process.

Last November, the Company held its second Integrity Week - “Speak Up, We’re Listening”. As part of the content provided, handbooks were issued to help employees understand what happens after someone speaks up and to allow managers to understand their role in the process.

Respect and Belonging in the Workplace

As a truly global company, the Company and its Board of Directors are committed to creating an environment built upon a sense of belonging and fair values and practices. The Company believes that attracting, developing and retaining employees, including senior executives, who reflect a wide range of perspectives is an important element of its long-term sustainability. It enables the Company to address the needs of its customers around the world and helps fuel ingenuity and innovation within the organization.

To further reinforce its commitment to fostering a respectful workplace, the Company established a Council in charge of implementing an action plan, which aims to ensure inclusion and belonging in the workplace, starting with efforts to seek to remove barriers that may prevent employees from growing and thriving.

Specific employee resource groups have been implemented to promote cultural awareness and open dialogue, as well as to foster a sense of belonging. They represent key business resources as well as sources of actionable feedback, and help the Company in its efforts to identify opportunities to enhance its practices.

The Company has set out its expectations with respect to the foregoing matters both in its Code of Ethics and in its Third-Party Code of Conduct.

Please also refer to sections “Disclosure of Corporate Governance Practices,” “Disclosure of Corporate Governance Practices—Ethical Business Conduct—Code of Ethics” and “Disclosure of Corporate Governance Practices—Board of Directors Committees—Nominating, Governance and Social Responsibility Committee” of the Circular.

Board diversity statement

The Board of Directors has adopted a diversity statement formalizing its commitment to these principles. The Company does not have a formal written policy relating to the identification and nomination of women or other “designated groups” on the Board of Directors or in executive positions: it considers candidates on merit and takes into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors and executives should have in order to best advance the Company’s business plan and strategies. However, consistent with the Board of Directors’ diversity statement, the NGSRC has the mandate to consider a wide array of factors in identifying diverse candidates in the director nomination process, as does the HRCC when overseeing the recruitment of executives. These committees are indeed expected to take into account multiple aspects of inclusiveness and diversity of backgrounds with a view to ensuring that the Board of Directors and senior management benefit from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience, which are necessary for good governance and efficient management. The NGSRC also periodically reviews the Board of Directors’ diversity statement to assess the Company’s progress against its objectives and ensure that it is

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being effectively implemented. The Board of Directors has not to this date set aspirational or specific targets relating to female representation or representation of such other designated groups at the Board of Directors and in senior management.

Regulatory disclosure requirements

A requirement to disclose diversity with respect to “designated groups” was implemented under the CBCA in 2020. At the end of Fiscal 2026, the Company surveyed the Board of Directors and its senior management to determine the number and proportion of individuals that self-identified themselves as belonging to one or more of the “designated groups” as defined in the Employment Equity Act (Canada), being women, Aboriginal peoples (being Indian, Inuit, Métis), persons with disabilities and members of visible minorities (persons other than Aboriginal peoples who are non-Caucasian in race or non-white in colour). Participation in the survey was voluntary and, as such, the results represent only those individuals who elected to participate and may not be entirely representative of the designated groups at the Board of Directors or in senior management.

	Women		Persons with disabilities(1)		Indigenous peoples		Members of visible minorities		Total number	Number of individuals that are members of more than one designated group
	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)
Board of Directors	4	33%	0	0	0	0	2	17%	6	1
Senior Management	2	18%	0	0	0	0	1	9%	3	0

(1)

“Persons with disabilities” refers to person who have a long-term or recurring physical, mental, sensory, psychiatric or learning impairment and who: (a) consider themselves to be disadvantaged in employment by reason of that impairment, or (b) believe that an employer or potential employer is likely to consider them to be disadvantaged in employment by reason of that impairment. This definition also includes persons whose functional limitations owing to their impairment have been accommodated in their current job or workplace.

Four of the proposed director nominees are women, being 33% of the twelve proposed director nominees and 57% of the seven proposed independent director nominees. Each of the committees of the Board of Directors had at least one female member and the Chair of the Investment and Risk Committee as well as the Lead Director is a woman. There are two women executive officers, being 18% of the Company’s eleven executive officers. Two of the proposed director nominees have self-identified as a member of a visible minority, being 17% of the twelve proposed director nominees and 29% of the seven proposed independent director nominees. There is one executive officer that has identified as a member of a visible minority, being 9% of the Company’s eleven executive officers. No member of the Board of Directors nor any senior management has self-identified as an Aboriginal person or a person with a disability.

The Board of Directors has not to this date set aspirational or specific targets relating to female representation or representation of such other designated groups at the Board of Directors and in senior management, but it will continue to assess its current workforce and determine the appropriate way to identify and measure for these designated groups.

Sustainability

The Company is committed to sustainability and more specifically to the environment, health and safety, social well-being and economic prosperity everywhere it operates. The Company recognizes that these factors are fundamental to its growth and success. In April 2022, the Company announced its commitment to sustainability (CSR) with the launch of its first CSR program called CSR25. In February 2026, building on the foundations of CSR25, it released its new Sustainability Plan (Beyond the Ride – Sustainability 2030), which fosters value creation around three main pillars: Environment, Social and Governance (ESG). The Sustainability Plan includes targets and objectives that focus on the Company’s operations, products, supply chain, employees and communities which have been specifically assigned to senior executives to make optimal use of their unique expertise.

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The Board of Directors of the Company, which holds the ultimate responsibility for the oversight of the Company’s sustainability efforts, has delegated certain specific authority and oversight to two Board Committees:

●	The NGSRC oversees the overall sustainability strategy of the Company, including climate-related KPIs and sustainability program progress.

●

The Audit Committee monitors reports and disclosure documents made by the Company in respect of its sustainability efforts, including to ensure alignment with applicable regulatory reporting requirements.

The Company’s performance and progress towards its sustainability objectives are formally reviewed by the Board and applicable committees on a regular basis. In addition, the Company has established internal governance mechanisms, including management committees and dedicated sustainability functions to oversee, execute and report on the Company’s sustainability strategy. The Company’s governance structure with respect to sustainability matters aims to promote the integration of sustainability-related topics across strategic, operational, and reporting functions.

Maintaining high ethical standards and adopting best practices is key to making sound strategic decisions. In this perspective, the Company deploys annually a certification of its Code of Ethics, where all employees (except the hourly-paid plant workers) and directors of the Company, including those employed by subsidiaries, have to attest their compliance with the Code of Ethics and are offered trainings on specific topics of integrity and compliance to further their understanding of those. The Code offers real-life examples and consolidates in one place the Company’s existing expectations in matters such as data privacy, relationship with third parties and global trade compliance, such that it is the one document of reference which includes hyperlinks to the Company’s more detailed policies. For more details on the Code of Ethics, please refer to section “Disclosure of Corporate Governance Practices—Ethical Business Conduct—Code of Ethics” of this Circular.

Nomination Rights Agreement

Bain, Beaudier Group and La Caisse have certain rights to designate members of the Board of Directors pursuant to the Nomination Rights Agreement, which provide that the Principal Shareholders party thereto at the relevant time will cast all votes to which they are entitled to fix the size of the Board of Directors and to elect members of the Board of Directors in accordance with the provisions thereof.

Bain is currently entitled to designate three members of the Board of Directors and will continue to be entitled to designate such number of directors for so long as it holds more than 10% of the number of Multiple Voting Shares it held on May 29, 2013 (the “Bain IPO Shares”). Bain will only be entitled to designate one member of the Board of Directors once it holds 10% or less of the Bain IPO Shares. In the event that Bain holds 10% or less of the Bain IPO Shares, it will lose the right to designate its final member of the Board of Directors once the Multiple Voting Shares held by Bain represent less than 2.5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for purposes of such calculation).

Beaudier Group is entitled to designate three members of the Board of Directors and will continue to be entitled to designate such number of directors for so long as it holds more than 10% of the number of Multiple Voting Shares it held on May 29, 2013 (the “Beaudier Group IPO Shares”). Beaudier Group will only be entitled to designate one member of the Board of Directors once it holds 10% or less of the Beaudier Group IPO Shares. In the event that Beaudier Group holds 10% or less of the Beaudier Group IPO Shares, it will lose the right to designate its final member of the Board of Directors once the Multiple Voting Shares held by Beaudier Group represent less than 2.5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for purposes of such calculation).

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La Caisse is entitled to designate one member of the Board of Directors for so long as it holds a number of Multiple Voting Shares that is more than 10% of Beaudier Group IPO Shares. In the event that La Caisse holds a number of Multiple Voting Shares that is 10% or less of the Beaudier Group IPO Shares, it will lose the right to designate its member of the Board of Directors once the Multiple Voting Shares held by it represent less than 2.5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for purposes of such calculation).

The Nomination Rights Agreement provides that all parties thereto at the relevant time will cast all votes to which they are entitled in favour of each individual nominated for election to the Board of Directors.

Pursuant to the terms of the Nomination Rights Agreement, the Board of Directors will be comprised of the Audit Committee, the Investment and Risk Committee and the Human Resources, Nomination and Governance Committee (the “HRNGC”) (which has been replaced by the HRCC and the NGSRC, which collectively inherited substantially all of the responsibilities of the HRNGC). For so long as Bain and Beaudier Group have the right to designate at least one member of the Board of Directors, each will have the right to appoint one member of the Board of Directors to the HRCC and to the NGSRC.

Bain, Beaudier Group and La Caisse will cease to be a party to the Nomination Rights Agreement and to have rights and obligations thereunder immediately upon ceasing to have the right to designate any director pursuant to such agreement. The provisions of the Nomination Rights Agreement will terminate at such time as only one of Bain, Beaudier Group or La Caisse has the right to designate a member of the Board thereunder.

Majority Voting Policy

Following amendments to the CBCA which took effect on August 31, 2022, in the case of uncontested elections of directors (that is, elections where there is only one candidate nominated for each position available on the board, as determined by the board), (i) shareholders will be asked to vote “for” or “against” each director nominee; (ii) only nominees receiving a majority of the votes will be elected; and (iii) a nominee who does not receive a majority of the votes and who is an incumbent director may continue in office until the earlier of the 90th day after the election, or the day on which his or her successor is appointed or elected. In accordance with the CBCA, the board may reappoint an incumbent director even if he or she did not receive majority support in the following limited and defined circumstances: (i) to satisfy CBCA Canadian residency requirements; or (ii) to satisfy CBCA independence requirements.

In light of these amendments to the CBCA, the Company is subject to the majority voting principles provided thereunder, and as such the Board of Directors has since repealed its majority voting policy.

Advance Notice Requirements for Director Nominations

The Company has adopted an advance notice by-law (the “Advance Notice By-law”) for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice By-law is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or special meetings of shareholders of the Company. The Advance Notice By-law fixes the deadlines by which holders of record of Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a timely written notice to the Company for any director nominee to be eligible for election at such annual or special meeting of shareholders.

The by-laws of the Company, including the Advance Notice By-law, are available on the Company’s website at ir.brp.com and on SEDAR+ at www.sedarplus.ca.

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Indemnification and Insurance

The Company has implemented a director and officer insurance program and has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Company. The indemnification provisions do not however apply to any amounts that may be clawed back in accordance with the Company’s Clawback Policy, which allows the Company to recover certain compensation or benefits from directors and officers under specific circumstances. For more information, please refer to the Clawback Policy available on the Company’s website at www.brp.com.

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ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or proposed director nominees, executive officers, employees, former directors, former executive officers or former employees of the Company or any of its subsidiaries, and none of their associates, is or has, at any time since the beginning of the Company’s most recently completed fiscal year, been indebted to the Company or any of its subsidiaries. Additionally, the Company or any of its subsidiaries have not provided any guarantee, support agreement, letter of credit or other similar agreement or understanding in respect of any indebtedness of any such person to any person or entity, except for routine indebtedness as defined under applicable securities legislation.

Interest of Certain Persons and Companies in Matters to be Acted Upon

No director, proposed director nominee or officer of the Company, or any person who has been a director or officer of the Company at any time since the beginning of the Company’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors as set forth herein.

Interest of Informed Persons in Material Transactions

Other than as set out below or as described elsewhere in this Circular, management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director nominee, or any associate or affiliate of any informed person or proposed director nominee, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

Reimbursement to Bombardier Inc., a company related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational products business of Bombardier Inc., the Company is required to reimburse to Bombardier Inc. income taxes amounting to $22.4 million as of January 31, 2026. The reimbursement will begin when Bombardier Inc. starts making any income tax payments in Canada and/or the United States.

In addition, in connection with the above-mentioned transaction, the Company entered into a trademark license agreement whereby it has the right to continue to use certain trademarks of Bombardier Inc. which were not otherwise assigned to the Company in connection with such transaction, subject to certain conditions. The license allows the Company to use “Bombardier” in the corporate name of certain subsidiaries of the Company as long as, among other things, Beaudier Group maintains at least a 10% voting or equity interest in the Company.

Normal Course Issuer Bid (“NCIB”)

On December 4, 2025, the Company announced the renewal of its NCIB to purchase for cancellation a maximum of 3,131,256 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at December 2, 2025. The Company is authorized to make purchases under the NCIB during the period from December 10, 2025, to December 9, 2026, in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. As at April 16, 2026, the Company repurchased for cancellation a total of 923,600 Subordinate Voting Shares for a total cost of $94,477,636.

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Shareholders may obtain a copy of the Company’s Notice of Intention relating to its NCIB, without charge, by contacting BRP’s corporate secretariat, by e-mail at corporate.secretariat@brp.com.

Bought Deal Secondary Offering

On September 12, 2025, the Company announced the closing of a bought deal secondary offering pursuant to which Bain sold 1,500,000 Subordinate Voting Shares of the Company at a price of $90.71 per Subordinate Voting Share for aggregate gross proceeds of $ 136,065,000. The Company did not receive any of the proceeds from this secondary offering.

On December 23, 2025, the Company announced the closing of a bought deal secondary offering pursuant to which Bain sold 1,850,000 Subordinate Voting Shares of the Company at a price of $100.00 per Subordinate Voting Share for aggregate gross proceeds of $185,000,000. The Company did not receive any of the proceeds from this secondary offering.

Available Information

The Company is required under applicable Canadian and U.S. securities laws to file various documents, including financial statements. Financial information is provided in the comparative audited annual consolidated financial statements of the Company for Fiscal 2026, together with the notes thereto, the Report of Independent Registered Public Accounting Firm thereon and the related management’s discussion and analysis. Copies of these documents and additional information concerning the Company can be found under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Copies of the Company’s audited annual consolidated financial statements and management’s discussion and analysis can also be obtained upon request made to the Chief Legal Officer & Corporate Services of the Company, Mr. Martin Langelier, either by e-mail at corporate.secretariat@brp.com or at the Company’s head office: 726 rue Saint-Joseph, Valcourt, Québec, J0E 2L0.

Shareholder Proposals for Next Annual Meeting of Shareholders

The Company received no shareholder proposal for inclusion in this Circular. The Company will include proposals from shareholders that comply with applicable laws in next year’s management proxy circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on January 31, 2027. Shareholder proposals must be received between December 29, 2026 and February 27, 2027, prior to the close of business and be sent to the Chief Legal Officer & Corporate Services of the Company, Mr. Martin Langelier, either by e-mail at corporate.secretariat@brp.com or at the Company’s head office: 726 rue Saint-Joseph, Valcourt, Québec, J0E 2L0.

Approval by Directors

The Board of Directors of the Company approved the contents of this Circular and authorized it to be made available to and/or sent, as applicable, to each shareholder of the Company who is eligible to receive notice of, and vote his or her shares at, the Meeting, as well as to the Company’s independent auditor and each of its directors.

Dated at Valcourt, this 22nd day of April 2026.

Martin Langelier

Chief Legal Officer & Corporate Services

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SCHEDULE “A”

BRP INC.

MANDATE OF THE BOARD OF DIRECTORS

1.0.	Introduction

The board of directors (the “Board”) of BRP Inc. (the “Company”) is responsible for the stewardship of the Company. Its members (the “Directors”) are elected by shareholders of the Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.0.	Purpose

Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors must act honestly and in good faith with a view to the best interest of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, both as Directors and as committee members. Directors are ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company.

3.0.	Composition and Membership

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board upon recommendation of the Nominating, Governance and Social Responsibility Committee of the Board.

Directors must have an appropriate mix of skills, knowledge, experience in business, diversity of views and an understanding of the industry and the geographical areas in which the Company operates. Directors selected should be able to commit the requisite time for all of the Board’s business. Directors should make all reasonable efforts to attend all Board and committee meetings and should review the materials provided by management in advance of the Board and committee meetings. A Chairman of the Board shall be appointed by the Board.

Without limiting the foregoing, Directors are expected to possess the following characteristics and traits:

a)	demonstrate high ethical standards and integrity in their personal and professional dealings;

b)	provide independent judgment on a broad range of issues; and

c)	understand and challenge the key business plans and the strategic direction of the Company.

The Nominating, Governance and Social Responsibility Committee of the Board is also expected to take into account multiple aspects of inclusiveness and diversity, such as gender, geography, age, race, ethnicity and cultural background, with a view to ensuring that the Board of Directors benefit from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience, which are necessary for good governance and efficient management.

4.0.	Meetings

Meetings of the Board will be held at such times and places as the Chairman may determine, but in any event not less than five (5) times per year. Directors may attend all meetings either in person, videoconference or by telephone.

The Chairman, if present, will act as the chairman of meetings. If the Chairman is not present at a meeting, the directors will appoint another director to act as Chairman of the meeting. The Secretary of the Company or the senior officer with an equivalent title (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. If the Secretary is not in attendance at any meeting, the Board will appoint another person who may, but need not, be a Director to act as the secretary of that meeting.

Subject to any agreement between the shareholders of the Company:

●	a majority of Directors will constitute a quorum for a meeting of the Board;

●	each Director will have one vote and decisions of the Board will be made by an affirmative vote of the majority;

●	the Chairman will not have a deciding or casting vote in the case of an equality of votes; and

●	the powers of the Board may also be exercised by written resolutions signed by all Directors.

The Board may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Board. On the occasion of each Board meeting, independent Directors have the opportunity to hold an in-camera meeting under the chairmanship of the lead director (or, in the absence thereof, any other independent Director), and they shall hold it if they consider that it would be appropriate. The lead director (or such other independent Director chairing such in camera meetings) will forward to the Chairman and to the CEO any questions, comments or suggestions of the Directors.

In advance of every meeting of the Board, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Directors and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Board may require officers and employees of the Company to produce such information and reports as the Board may deem appropriate in order for it to fulfill its duties.

Directors will maintain the absolute confidentiality of the deliberations and decisions of the Board and its committees and information received at any meeting, except as may be required by law or as may be determined, from time to time, by the Board, or if the information is publicly disclosed by the Company.

5.0.	Duties and Responsibilities

The Board will delegate responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior management and will supervise such members of senior management appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, the Human Resources and Compensation Committee, the Nominating, Governance and Social Responsibility Committee and the Investment and Risk Committee.

The principal duties and responsibilities of the Board as they relate to the following matters, include:

5.1.	Strategy and Budget

The Board will adopt, at least on an annual basis, a strategic planning process to establish objectives, goals, vision and mission statement for the Company’s business, and which takes into account the opportunities and risks of the Company’s business and affairs. The Board will review, approve and modify as appropriate the strategies/business plan proposed by senior management to achieve such objectives and goals, and monitor the implementation of such planning process on an ongoing basis.

The Board will review and approve the Company’s annual operating plans and budgets.

The Board will review operating and financial performance results in relation to the Company’s strategies/business plan and budgets, and monitor financial reporting and management.

The Board will monitor, review and approve all major corporate decisions and transactions and serve as an advisor to management on strategic initiatives.

The Board will delegate to management and provide general approval guidelines for management.

The Board will oversee the Company’s corporate social responsibility program (including its approach to environmental, social and governance practices) as well as matters of compliance, ethics and integrity.

5.2.	Risk Management and Capital Investment (Including Technologies and Projects)

Periodically, the Board, in conjunction with management and Board committees will identify the principal risks of the Company’s business, including those related to compensation and incentive plans and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks. The Board shall oversee the timely disclosure of any such material risk and of the process to monitor and mitigate it.

The Board will monitor the development cycle of all new products and technologies to determine whether development is in line with strategic planning and budgets, ensure that sufficient funds are allocated to research and development of new products and technologies and review the compliance of any capital expenditures delegations.

5.3.	Internal Controls, Financial Reporting and Auditors

The Board will review and approve, as required, the Company’s financial statements and related financial information and other significant disclosure documents. The Board will appoint, subject to approval of shareholders, (including terms and review of engagement) and remove the shareholders’ auditor.

The Board will oversee the Company’s major financial and operational risk and discuss them with management, internal auditors and external auditors. The Board will monitor the adequacy and effectiveness of the accounting and financial controls and the steps taken by management to control risk exposure, and ensure the integrity of the Company’s internal control system and management information systems and the safeguarding of the Company’s assets.

5.4.	Succession Planning, Appointment, Supervision and Compensation of Management

The CEO will be appointed by the Board, after considering the recommendation of the Nominating, Governance and Social Responsibility Committee, for such term as the Board may determine.

The Board will approve the succession plan for the CEO and the CEO’s succession plan for senior management of the Company, including their selection, appointment and training, and will review the objectives, performance, compensation and benefits (including pension plans) of the CEO and senior management of the Company. This includes monitoring and reviewing, as appropriate, the administration, funding and investment of the Company’s pension plans, pension fund investment policies and practices and appointing or removing, the custodian, trustee or investment manager(s) for the Company’s pension plans and fund(s).

To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and the other executive officers and take reasonable measures to ensure that the CEO and other executive officers create a culture of integrity throughout the organization.

The Board will ensure that the compensation plans and programs create and reinforce good conduct, ethical behaviors and promote reasonable risk taking, and will ensure that processes are in place for the recruitment, training, development and retention of senior executives who exhibit high standards of integrity and competence.

5.5.	Communication and Public Disclosure

The Board shall adopt communication policies, including the Company’s Disclosure Policy and Insider Trading Policy, and monitor investor relations programs and communications with analysts, the media and the public, including measures for receiving feedback from the Company’s stakeholders. The Company’s communications policies should address how the Company interacts with analysts, other key stakeholders and the public, and contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure. The Company shall approve, and as required, oversee compliance with the Company’s communications policies by Directors, officers and other management personnel and employees.

5.6.	Nomination, Governance and Corporate Policies

Subject to the terms of any agreement between shareholders of the Company and the Company, the Board will approve the selection criteria and nomination procedure for new Directors, review the independence of Directors, determine the remuneration of Directors and oversee orientation and continuing education of new Directors. The Board will also appoint the Board Chair, and the Chair and members of each of the committees of the Board, in consultation with the relevant committee of the Board.

Subject to the terms of any agreement between shareholders of the Company and the Company, the Board will identify the Board nominees for election at the annual meeting of shareholders or the nominees to fill Board vacancies.

Subject to the terms of any agreement between shareholders of the Company and the Company, the Board will monitor the size and composition of the Board to ensure effective decision-making, and oversee management in the competent and ethical operation of the Company.

The Board will review and approve the Company’s approach to, and disclosure of corporate governance policies and practices and any update, amendment or restatement thereof and ensure that such policies comply with applicable legislation and stay current with best practices in corporate governance.

The Board will also monitor compliance of the policies and procedures, which are designed to ensure that the Company, its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity. Principal policies consist of:

•	Code of Ethics;

•	Disclosure and Insider Trading Policies; and

•	Speak Up Policy.

5.7.	Other

The Board will monitor and review, as appropriate, the Company’s environmental policies and practices and oversee their compliance with applicable legal and regulatory requirements.

The Board will monitor and review, as appropriate, the Company’s occupational health and safety policies and practices and oversee their compliance with applicable legal and regulatory requirements.

The Board will perform any other function as prescribed by law or that is not delegated by the Board to one of its committees or to senior management.

6.0.	Limitations on Board’s Duties

Notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Board to ensure the Company’s compliance with applicable laws or regulations.

In contributing to the Board’s discharge of its duties under this mandate, each Director shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this mandate is intended or may be construed as imposing on any Director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

7.0.	Access to Information and Authority

The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties.

The Board has the authority to retain, at the Company’s expense, independent legal, financial, compensation consulting and other advisors, consultants and experts, to assist the Board in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms.

8.0.	Review of Mandate

The Nominating, Governance and Social Responsibility Committee will annually review and assess the adequacy of this mandate and inform the Board of any changes adopted. The Board may, from time to time, amend this Mandate. The Board will satisfy itself that regular assessments of the Chairman, the Directors as a whole (including any committees) and of individual Directors, if deemed appropriate, are carried out in order to enhance their performance.

SCHEDULE “B”

CHANGE OF AUDITOR

See attached.

B-1

726 St-Joseph
Valcourt (Québec) J0E 2L0
Canada

www.brp.com

NOTICE OF CHANGE OF AUDITOR

TO:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Securities Commission of Newfoundland
Superintendent of Securities, Northwest Territories
Nova Scotia Securities Commission
Superintendent of Securities, Nunavut
Ontario Securities Commission
Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Securities Commission
Superintendent of Securities, Yukon Territory

AND TO:	Deloitte LLP

AND TO:	PricewaterhouseCoopers LLP

The audit committee (the “Audit Committee”) of the board of directors (the “Board”) of BRP Inc. (the “Corporation”) has completed a comprehensive request for proposal process for external audit services for the fiscal year ending January 31, 2027. Following this process, the Board, on the recommendation of the Audit Committee, has selected PricewaterhouseCoopers LLP (“PwC”) as the Corporation’s auditor for the year ended January 31, 2027. Deloitte LLP (“Deloitte”), the Corporation’s current auditor, will continue in its role as external auditor through the financial year ending January 31, 2026.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports that:

1.

Considering that Deloitte’s engagement ends with the issuance of the audit report for the year ending January 31, 2026, Deloitte will, at the request of the Company, resign effective on the first business day following the filing of the Corporation’s audited consolidated financial statements for the year ending January 31, 2026 and Deloitte’s auditor’s report thereon. PwC will be appointed as the Corporation’s external auditor effective on the same date to fill the vacancy and hold office until the Corporation’s 2026 annual shareholder meeting.

2.

Deloitte’s reports prepared in connection with the audits of the consolidated financial statements of the Corporation for the two most recently completed financial years preceding the date of this notice, have not expressed any modified opinion; and

3.

in the opinion of the Corporation, there have been no “reportable events” (as such term is defined in NI 51-102) that have occurred in connection with the audits conducted for the two most recently completed fiscal years or in the subsequent period preceding the date of this notice.

DATED this 29th day of January, 2026.

BRP INC.

/s/ Sebastien Martel
Name: Sebastien Martel
Title: Chief Financial Officer

Deloitte LLP La Tour Deloitte 1190 Avenue des Canadiens-de-Montréal Suite 500 Montréal QC H3B 0M7 Canada Tel: 514-393-7115 Fax: 514-390-4116 www.deloitte.ca

January 29, 2026

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Northwest Territories Office of the Superintendent of Securities

Office of the Yukon Superintendent of Securities

Superintendent of Securities, Nunavut

Dear Sirs/Mesdames:

RE: Notice of Change of Auditor - BRP Inc. (the “Company”)

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, Deloitte LLP has reviewed the change of auditor notice of the Company dated January 29, 2026 (the “Notice”) and based on our knowledge of such information at this time, we agree with statements 1 to 3, as they relate to Deloitte LLP, contained in the Notice.

Yours truly,

/s/ Deloitte LLP [1]

1 CPA auditor, public accountancy permit No. A144765

January 29, 2026

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Commission des valeurs mobilières du Manitoba

Commission des valeurs mobilières de l’Ontario

Autorité des marchés financiers (Québec)

Commission des services financiers et des services aux consommateurs (Nouveau-

Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Financial and Consumer Services Division (Île-du-Prince-Édouard)

Bureau du surintendant des valeurs mobilières (Territoires du Nord-Ouest)

Bureau du Surintendant des valeurs mobilières Yukon

Bureau des valeurs mobilières Nunavut

We have read the statements made by BRP Inc. in its change of auditor notice dated January 29, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated January 29, 2026.

Yours very truly,

Partnership of Chartered Professional Accountants

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500,
Montréal, Quebec, Canada H3B 4Y1
T.: +1 514 205 5000, F.: +1 514 876 1502,
Fax to mail: ca_montreal_main_fax@pwc.com

www.pwc.com/ca	“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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